Form 10-K, Exhibit 13
DREYERS GRAND ICE CREAM INC
filed 1995-03-30
CIK 352305

                                                                     Exhibit 13

                   PORTIONS OF DREYER'S GRAND ICE CREAM, INC.
                       1994 ANNUAL REPORT TO STOCKHOLDERS

                        CONSOLIDATED STATEMENT OF INCOME

                                                                                         Year Ended
                                                                       ---------------------------------------------
($ in thousands, except per share amounts)                             Dec. 31, 1994   Dec. 25, 1993   Dec. 26, 1992
--------------------------------------------------------------------------------------------------------------------
Revenues:
   Net sales                                                                $564,372        $470,665        $407,045
   Other income                                                                2,230           1,125             901
--------------------------------------------------------------------------------------------------------------------
                                                                             566,602         471,790         407,946
--------------------------------------------------------------------------------------------------------------------
Costs and expenses:
   Cost of goods sold                                                        428,779         356,237         314,762
   Selling, general and administrative                                       126,945          79,779          65,450
   Interest, net of interest capitalized                                       9,243           7,803           5,233
--------------------------------------------------------------------------------------------------------------------
                                                                             564,967         443,819         385,445
--------------------------------------------------------------------------------------------------------------------
Income before income taxes and cumulative effect of
   change in accounting principle                                              1,635          27,971          22,501
Income taxes                                                                     634          11,182           8,528
--------------------------------------------------------------------------------------------------------------------
Income before cumulative effect of change in accounting principle              1,001          16,789          13,973
Cumulative effect of change in method of accounting for income taxes                                           1,721
--------------------------------------------------------------------------------------------------------------------
Net income                                                                  $  1,001        $ 16,789        $ 15,694
====================================================================================================================
Net income per share:
   Income before cumulative effect of change in accounting principle        $    .07        $   1.15        $    .94
   Cumulative effect of change in method of accounting for income taxes                                          .11
--------------------------------------------------------------------------------------------------------------------
   Net income                                                               $    .07        $   1.15        $   1.05
====================================================================================================================

See accompanying Notes to Consolidated Financial Statements


                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Stockholders of Dreyer's Grand Ice Cream, Inc.

In our opinion, the accompanying consolidated balance sheet and the related consolidated statements of income, of changes in stockholders' equity and of cash flows present fairly, in all material respects, the financial position of Dreyer's Grand Ice Cream, Inc. and its subsidiaries at December 31, 1994 and December 25, 1993, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1994, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.
   As discussed in Note 6 to the consolidated financial statements, the Company changed its method of accounting for income taxes effective as of the beginning of fiscal 1992.

PRICE WATERHOUSE LLP
San Francisco, California
February 13, 1995

                         DREYER'S GRAND ICE CREAM, INC.
                                      18

                           CONSOLIDATED BALANCE SHEET

($ in thousands, except per share amounts)                                                 Dec. 31, 1994       Dec. 25, 1993
----------------------------------------------------------------------------------------------------------------------------
Assets

Current Assets:

   Cash and cash equivalents                                                                    $  6,334            $  2,532
   Trade accounts receivable, net of allowance for doubtful accounts
      of $635 in 1994 and $535 in 1993                                                            47,519              46,293
   Other accounts receivable                                                                       6,243               5,326
   Inventories                                                                                    29,081              27,817
   Prepaid expenses and other                                                                      9,657               8,256
----------------------------------------------------------------------------------------------------------------------------
   Total current assets                                                                           98,834              90,224

Property, plant and equipment, net                                                               160,322             142,275
Goodwill and distribution rights, net of accumulated amortization
   of $10,443 in 1994 and $7,572 in 1993                                                          87,825              72,988
Other assets                                                                                      15,045              16,788
----------------------------------------------------------------------------------------------------------------------------
Total assets                                                                                    $362,026            $322,275
============================================================================================================================
Liabilities and Stockholders' Equity

Current Liabilities:

   Accounts payable and accrued liabilities                                                     $ 30,130            $ 21,893
   Accrued payroll and employee benefits                                                          15,801               9,249
   Current portion of long-term debt                                                               4,500               1,685
----------------------------------------------------------------------------------------------------------------------------
   Total current liabilities                                                                      50,431              32,827

Long-term debt, less current portion                                                              46,100              38,875
Convertible subordinated debentures                                                              100,752             100,752
Deferred income                                                                                                          174
Deferred income taxes                                                                             28,822              26,613
----------------------------------------------------------------------------------------------------------------------------
Total liabilities                                                                                226,105             199,241
----------------------------------------------------------------------------------------------------------------------------
Commitments and contingencies

Stockholders' Equity:

   Preferred stock, $1 par value - 10,000,000 shares authorized;
      no shares issued or outstanding in 1994 and 1993
   Common stock, $1 par value - 30,000,000 shares authorized;
      14,064,000 shares and 14,671,000 shares issued and
      outstanding in 1994 and 1993, respectively                                                  14,064              14,671
   Capital in excess of par                                                                       75,257              59,145
   Retained earnings                                                                              46,600              49,218
----------------------------------------------------------------------------------------------------------------------------
   Total stockholders' equity                                                                    135,921             123,034
----------------------------------------------------------------------------------------------------------------------------
Total liabilities and stockholders' equity                                                      $362,026            $322,275
============================================================================================================================

See accompanying Notes to Consolidated Financial Statements

                         DREYER'S GRAND ICE CREAM, INC.
                                      19

           CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY



                                                     Common Stock            Capital
                                                 --------------------      in Excess       Retained
(In thousands)                                   Shares        Amount         of Par       Earnings         Total
-----------------------------------------------------------------------------------------------------------------
Balance at December 28, 1991                     15,367       $15,367        $54,030        $43,732      $113,129
   Net income for 1992                                                                       15,694        15,694
   Cash dividends declared                                                                   (3,572)       (3,572)
   Repurchases and retirements
      of common stock                              (971)         (971)                      (19,058)      (20,029)
   Employee stock plans and other                   167           167          2,299           (119)        2,347
-----------------------------------------------------------------------------------------------------------------
Balance at December 26, 1992                     14,563        14,563         56,329         36,677       107,569
   Net income for 1993                                                                       16,789        16,789
   Cash dividends declared                                                                   (3,513)       (3,513)
   Common stock issued as contingent
      payment in acquisition of Cervelli
      Distributors, Inc.                             18            18            501                          519
   Employee stock plans and other                    90            90          2,315           (735)        1,670
-----------------------------------------------------------------------------------------------------------------
Balance at December 25, 1993                     14,671        14,671         59,145         49,218       123,034
   Net income for 1994                                                                        1,001         1,001
   Cash dividends declared                                                                   (3,619)       (3,619)
   Common stock and warrants
      issued to an affiliate of
      Nestle USA, Inc.                            3,000         3,000         99,487                      102,487
   Repurchases and retirements
      of common stock                            (3,753)       (3,753)       (85,608)                     (89,361)
   Employee stock plans and other                   146           146          2,233                        2,379
-----------------------------------------------------------------------------------------------------------------
Balance at December 31, 1994                     14,064       $14,064        $75,257        $46,600      $135,921
=================================================================================================================

See accompanying Notes to Consolidated Financial Statements


                         DREYER'S GRAND ICE CREAM, INC.
                                       20

                      CONSOLIDATED STATEMENT OF CASH FLOWS


                                                                                                   Year Ended
                                                                                -------------------------------------------------
($ in thousands)                                                                Dec. 31, 1994     Dec. 25, 1993     Dec. 26, 1992
---------------------------------------------------------------------------------------------------------------------------------
Cash flows from operating activities:
   Net income                                                                         $ 1,001           $16,789           $15,694
   Adjustments to reconcile net income to cash provided from operations:
      Depreciation and amortization                                                    18,986            14,592            11,974
      Deferred income taxes                                                              (420)            3,485             1,958
      Deferred income                                                                    (174)              (94)             (104)
      Cumulative effect of change in method of accounting for income taxes                                                 (1,721)
      Changes in assets and liabilities, net of amounts acquired:
         Trade accounts receivable                                                       (711)           (3,587)           (6,690)
         Other accounts receivable                                                       (917)            1,283              (234)
         Inventories                                                                     (684)           (1,810)           (2,286)
         Prepaid expenses and other                                                     1,237            (1,272)             (683)
         Accounts payable and accrued liabilities                                       1,056             6,451             3,477
         Accrued payroll and employee benefits                                          6,547               872               448
---------------------------------------------------------------------------------------------------------------------------------
                                                                                       25,921            36,709            21,833
---------------------------------------------------------------------------------------------------------------------------------
Cash flows from investing activities:
   Acquisition of property, plant and equipment                                       (31,568)          (34,036)          (26,279)
   Retirement of property, plant and equipment                                            547               399                94
   Sales and maturities of investments                                                                                        399
   Increase in goodwill and distribution rights                                          (556)           (5,228)           (4,161)
   Purchase of distribution rights of Sunbelt Distributors, Inc.                      (11,321)
   Purchase of certain assets of Calip Dairies, Inc.                                                                      (22,360)
   Increase in other assets, net                                                       (1,128)             (511)           (6,184)
---------------------------------------------------------------------------------------------------------------------------------
                                                                                      (44,026)          (39,376)          (58,491)
---------------------------------------------------------------------------------------------------------------------------------
Cash flows from financing activities:
   Decrease in short-term bank borrowings                                                               (29,000)           (4,000)
   Proceeds from long-term debt                                                        20,200            51,800            67,200
   Reductions in long-term debt                                                       (10,160)         (117,123)           (6,600)
   Proceeds from convertible subordinated debentures                                                    100,752
   Net proceeds from issuance of common stock
      to an affiliate of Nestle USA, Inc.                                             102,487
   Issuance of common stock under employee stock plans                                  2,379             1,670             1,569
   Repurchases of common stock                                                        (89,361)                            (20,029)
   Cash dividends paid                                                                 (3,638)           (3,506)           (3,466)
---------------------------------------------------------------------------------------------------------------------------------
                                                                                       21,907             4,593            34,674
---------------------------------------------------------------------------------------------------------------------------------
Increase (decrease) in cash and cash equivalents                                        3,802             1,926            (1,984)
Cash and cash equivalents, beginning of year                                            2,532               606             2,590
---------------------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents, end of year                                                $ 6,334          $  2,532            $  606
=================================================================================================================================

Supplemental Acquisition Information:
   Fair value of assets acquired                                                                                          $22,400
   Cash paid                                                                                                              (21,840)
---------------------------------------------------------------------------------------------------------------------------------
   Liabilities assumed                                                                                                     $  560
=================================================================================================================================

Supplemental Cash Flow Information - cash paid during the year for:
   Interest (net of amounts capitalized)                                              $10,810           $ 6,360           $ 5,247
   Income taxes (net of refunds)                                                       (2,264)            6,581             7,515

See accompanying Notes to Consolidated Financial Statements

                         DREYER'S GRAND ICE CREAM, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1       OPERATIONS

Dreyer's Grand Ice Cream, Inc. and its subsidiaries (the Company) is a single segment industry company engaged in the business of manufacturing and distributing premium ice cream and other frozen dairy products.

NOTE 2       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Consolidation
-------------
The consolidated financial statements include the accounts of Dreyer's Grand Ice Cream, Inc. and its subsidiaries. All material intercompany transactions have been eliminated in consolidation.

Fiscal Year
-----------
The Company's fiscal year is a fifty-two or fifty-three week period ending on the last Saturday in December. Fiscal year 1994 consisted of fifty-three weeks and fiscal years 1993 and 1992 each consisted of fifty-two weeks.

Financial Statement Presentation
--------------------------------
Certain reclassifications have been made to prior years' financial statements in order to conform to the 1994 presentation.

Cash Equivalents
----------------
The Company classifies financial instruments as cash equivalents if the original maturity of such investments is three months or less.

Inventories
-----------
Inventories are stated at the lower of cost (determined by the first-in, first-out method) or market. Cost includes materials, labor and manufacturing overhead.

Property, Plant and Equipment
-----------------------------
The cost of additions and major improvements and repairs are capitalized, while maintenance and minor repairs are charged to expense as incurred. Depreciation of fixed assets is computed using the straight-line method over the assets' estimated useful lives. Interest costs relating to capital assets under construction are capitalized.

Goodwill and Distribution Rights
--------------------------------
Goodwill and distribution rights are amortized using the straight-line method over thirty-six years. At the end of each quarter, the Company reviews the recoverability of goodwill and distribution rights to determine if there has been any permanent impairment. This assessment is performed for each business acquired and is based on the estimated undiscounted future cash flows from operating activities compared with the carrying value of goodwill and distribution rights. If the undiscounted future cash flows of an acquired business are less than the carrying value, a write-down would be recorded measured by the amount of the difference.

Product Formulations
--------------------
The cost of product formulations purchased from others is amortized using the straight-line method over the period of minimum expected benefit, approximately twelve years.

Advertising Costs
-----------------
The Company defers production costs for media advertising and expenses these costs in the period the advertisement is first run. All other advertising costs are expensed in the period incurred. Advertising expense, including consumer promotion spending, was $40,287,000, $11,486,000 and $10,107,000 in 1994, 1993
and 1992, respectively.

Long-Term Debt and Convertible Subordinated Debentures
------------------------------------------------------
As of December 31, 1994 and December 25, 1993, the fair value of the Company's long-term debt was estimated to be the same as the carrying amount. The fair value was based on quoted market prices for the same or similar issues or on the current rates offered to the Company for a term equal to the same remaining maturities. It is not practicable to estimate the fair value of the convertible subordinated debentures due to the unique terms and conditions of these securities. (See Note 9.)

Income Taxes
------------
Effective as of the beginning of fiscal 1992, the Company adopted Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" (SFAS
109), on a prospective basis. SFAS 109 required the Company to change its method of accounting for income taxes from the deferred method to the liability method. Under the liability method, deferred tax liabilities and assets are recognized for the tax consequences of temporary differences between the financial reporting and tax basis of assets and liabilities. (See Note 6.)


                         DREYER'S GRAND ICE CREAM, INC.
                                       22

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Net Income Per Share
--------------------
Net income per share is computed using the weighted average number of shares of common stock outstanding during the period which were 14,731,000, 14,624,000 and 14,944,000 for 1994, 1993 and 1992, respectively. The potentially dilutive effect of the Company's convertible subordinated debentures and other common stock equivalents was anti-dilutive for fiscal 1994 and 1993. Accordingly, fully diluted net income per share for fiscal 1994 and 1993 is not presented. In 1992, no potentially dilutive securities were outstanding.

NOTE 3       INVENTORIES

Inventories at December 31, 1994 and December 25, 1993 consisted of the following:

(In thousands)                        1994       1993
-----------------------------------------------------
Raw materials                      $ 3,153    $ 2,050
Finished goods                      25,928     25,767
-----------------------------------------------------
                                   $29,081    $27,817
=====================================================


NOTE 4       PROPERTY, PLANT AND EQUIPMENT

The cost and accumulated depreciation of property, plant and equipment at December 31, 1994 and December 25, 1993 were as follows:

(In thousands)                        1994       1993
-----------------------------------------------------
Buildings and improvements        $ 64,913   $ 59,423
Machinery and equipment            118,958    102,215
Office furniture and fixtures        5,399      4,838
-----------------------------------------------------
                                   189,270    166,476
Accumulated depreciation           (64,254)   (52,815)
-----------------------------------------------------
                                   125,016    113,661
Land                                11,019      9,555
Construction in progress            24,287     19,059
-----------------------------------------------------
                                  $160,322   $142,275
=====================================================

   Interest which was capitalized and included in property, plant and equipment was $1,788,000, $1,271,000 and $609,000 in 1994, 1993 and 1992, respectively.
   Depreciation expense for property, plant and equipment was $13,194,000, $11,309,000 and $9,503,000 in 1994, 1993 and 1992, respectively.
   Construction in progress in 1994 and 1993 included $19,265,000 and $13,092,000, respectively, of costs associated with the enhancement of management information systems.

NOTE 5       GOODWILL AND DISTRIBUTION RIGHTS

Distribution Rights Agreement
-----------------------------
On January 4, 1994, the Company entered into a long-term distribution agreement with Sunbelt Distributors, Inc. (Sunbelt), the leading independent direct-store-delivery ice cream distributor in Texas. Under the agreement, the Company paid Sunbelt $10,970,000 in cash to secure the long-term exclusive right to have its products distributed by Sunbelt in Texas and certain parts of Louisiana and Arkansas. In conjunction with this transaction, the Company recorded $11,321,000 in distribution rights, including $351,000 in transaction costs.

Acquisitions
------------
On November 20, 1992, the Company purchased from Calip Dairies, Inc. (Calip) certain assets for $21,840,000 in cash in a transaction accounted for as a purchase. The assets acquired include the T&W premium ice cream brand and Calip's supermarket direct-store distribution assets in the greater New York metropolitan area. In conjunction with the purchase, the Company recorded $18,341,000 in goodwill and distribution rights. In 1993, the Company paid $3,000,000 in cash to satisfy a contingent payment required under the purchase agreement.

                         DREYER'S GRAND ICE CREAM, INC.
                                       23

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

   The following presents the unaudited pro forma results of operations as though the acquisition had occurred at the beginning of the Company's 1992 fiscal year.

(In thousands, except per share amount)          1992
-----------------------------------------------------
Net sales                                    $434,989
Income before cumulative effect of
   change in accounting principle              15,578
Income per share before cumulative
   effect of change in accounting principle      1.04

The pro forma information includes the results of operations for the Company and the acquired Calip business for fiscal year 1992, adjusted primarily for interest on the acquisition borrowings. This information does not purport to be indicative of the results that would actually have been attained if the acquisition had occurred on the date indicated or that may be attained in the future.

NOTE 6       INCOME TAXES

Effective as of the beginning of fiscal 1992, the Company changed its method of accounting for income taxes by adopting Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" (SFAS 109), which requires the liability method for computing income taxes. The cumulative effect of this accounting change on fiscal years prior to 1992 increased net income for 1992 by $1,721,000, or $.11 per share of common stock. The cumulative effect resulted primarily from a reduction of the deferred tax liability to reflect income tax rates in effect at the time of adoption. There was no material effect on operating results for fiscal 1992.
   SFAS 109 requires deferred tax effects previously recorded in the fair value of assets acquired in a purchase acquisition be reclassified to deferred income taxes. Accordingly, the tax effects of intangible assets for certain purchase acquisitions prior to 1992 of $10,089,000 were reclassified to the deferred income tax liability.
   A federal income tax law enacted in 1993 increased the federal statutory income tax rate by 1% as of the beginning of fiscal 1993. As a result, the Company increased its deferred income tax provision by $600,000 in order to record the effect of this tax rate increase on the prior years' deferred income tax liability.

   The provisions (benefits) for federal and state income taxes consisted of the following:

(In thousands)               1994      1993      1992
-----------------------------------------------------
Current:
   Federal                 $  890   $ 6,110    $5,094
   State                      164     1,587     1,476
-----------------------------------------------------
                            1,054     7,697     6,570
-----------------------------------------------------
Deferred:
   Federal                   (422)    2,943     1,958
   State                        2       542
-----------------------------------------------------
                             (420)    3,485     1,958
-----------------------------------------------------
                           $  634   $11,182    $8,528
=====================================================

   The deferred income tax liability as of December 31, 1994 and December 25, 1993 consisted of the following:

(In thousands)                         1994      1993
-----------------------------------------------------
Intangible assets and
   related amortization             $12,541   $12,430
Depreciation                         13,187    12,064
Deferred costs                        2,968     1,998
Other                                   126       121
-----------------------------------------------------
                                    $28,822   $26,613
=====================================================

   The federal statutory income tax rate is reconciled to the Company's effective income tax rate as follows:

                             1994      1993      1992
-----------------------------------------------------
Federal statutory income
   tax rate                  35.0%     35.0%     34.0%
State income taxes, net
   of federal tax benefit     6.6       5.0       5.3
Effect of tax rate increase
   on prior years' deferred
   income taxes                         2.1
Reversal of income taxes
   provided in prior periods           (1.4)     (1.6)
Other                        (2.8)     (0.7)      0.2
-----------------------------------------------------
                             38.8%     40.0%     37.9%
=====================================================


                         DREYER'S GRAND ICE CREAM, INC.
                                       24

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 7       EMPLOYEE BENEFIT PLANS

The Company maintains a defined contribution retirement plan for employees not covered by collective bargaining agreements. The plan provides retirement and other benefits based upon the assets of the plan held by the trustee. The Company contributes 7% of the eligible participants' annual compensation to the plan. The Company also maintains a salary deferral plan under which it may make a matching contribution of a percentage of each participant's deferred salary amount.
   Pension expense and matching contributions under these plans were approximately $5,776,000, $4,035,000 and $3,755,000 in 1994, 1993 and 1992,
respectively. The Company's liability for accrued pension contributions and salary deferrals was $5,996,000 and $4,066,000 at December 31, 1994 and December 25, 1993, respectively.
   Pension expense for employees covered by multi-employer retirement plans under collective bargaining agreements was $677,000, $586,000 and $522,000 in 1994, 1993 and 1992, respectively.

NOTE 8       DESCRIPTION OF LEASING ARRANGEMENTS

The Company conducts certain of its operations from leased facilities, which include land, buildings and production equipment, and leases certain vehicles. All of these leases are classified as operating leases and expire over a period of fifteen years including renewal options. Certain of these leases include non-bargain purchase price options.
   At December 31, 1994, the minimum rental payments required under non-cancelable operating leases are as follows: 1995-$5,670,000; 1996-$3,637,000; 1997-$1,063,000; 1998-$895,000; 1999-$737,000 and $529,000
thereafter.
   Rental expense for operating leases was $11,474,000, $9,804,000 and $9,042,000 in 1994, 1993 and 1992, respectively.

NOTE 9       LONG-TERM DEBT AND CONVERTIBLE
             SUBORDINATED DEBENTURES

Long-Term Debt
--------------
Long-term debt at December 31, 1994 and December 25, 1993 consisted of the following:

(In thousands)                           1994      1993
-------------------------------------------------------
Senior notes with principal due
   1995 through 2001 and interest
   payable semiannually at 9.3%       $25,000   $25,000
Revolving line of credit with banks
   due 1997 with interest payable
   at four different rate options      20,200
Industrial revenue bonds with
   principal due through 2001
   and interest payable quarterly
   at a floating rate based upon
   a tax-exempt note index              5,400     6,300
Industrial revenue bonds with
   principal due through 2008
   and interest payable monthly
   at a floating rate based upon
   a tax-exempt note index                        8,100
Other                                             1,160
-------------------------------------------------------
                                       50,600    40,560
Less - current portion                  4,500     1,685
-------------------------------------------------------
Total long-term debt                  $46,100   $38,875
=======================================================

   The aggregate maturities of long-term debt during the next five years are as follows: 1995-$4,500,000; 1996-$3,600,000; 1997-$23,800,000; 1998-$3,600,000;
and 1999-$3,600,000.
   The Company's liability for accrued interest was $605,000 and $2,172,000 at December 31, 1994 and December 25, 1993, respectively.
   During 1993, the Company combined and increased its existing credit lines with certain banks into a $125,000,000 revolving line of credit. Effective upon the issuance of the convertible subordinated debentures discussed below, the Company reduced the amounts outstanding under the line with the net proceeds from

                         DREYER'S GRAND ICE CREAM, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

the debenture issue. At the time of the repayment, the Company's total available line of credit was reduced to $50,000,000. During 1994, the Company amended and restated the credit agreement increasing the available line to $125,000,000. The expiration date of this credit line was extended to September 30, 1997. This line is available at four interest rate options which are defined as the banks' certificate of deposit rate; offshore rate; same day funding rate, plus an applicable margin; or the banks' reference rate. At December 31, 1994, there was $20,200,000 of borrowings outstanding under the line.

Convertible Subordinated Debentures
-----------------------------------
In June 1993, the Company issued in a private placement $100,752,000 of convertible subordinated debentures which are due June 30, 2001. The debentures bear interest at 6-1/4% per annum, which is payable quarterly. Under certain conditions, the debentures are convertible into redeemable convertible preferred stock, due June 30, 2001. Additionally, the debentures, or the convertible preferred stock, are convertible at an initial conversion price of $34.74 into a total of 2,900,000 shares of common stock. The debentures, or convertible preferred stock, can be called for early redemption after December 15, 1997 subject to certain limitations. The debentures are subordinated in right of payment to all existing and future senior indebtedness of the Company.

The Company is subject to the requirements of various financial covenants, including dividend restrictions, under its long-term debt obligations and the convertible subordinated debentures.

NOTE 10      COMMON STOCK

The Company paid a regular quarterly dividend of $.06 per share of common stock for each quarter of 1994, 1993 and 1992.
   During 1987, the Board of Directors declared a dividend of one Preferred Stock Purchase Right for each outstanding share of common stock. Under certain conditions, the Rights become exercisable for the purchase of the Company's preferred or common stock.

Nestle Equity Issuance
----------------------
On June 14, 1994, the Company completed a transaction (the Nestle Agreement) with an affiliate of Nestle USA, Inc. (Nestle), whereby Nestle purchased 3,000,000 newly issued shares of common stock of the Company for $32 per share and warrants to purchase an additional 2,000,000 shares at an exercise price of $32 per share. Warrants for 1,000,000 shares will expire on June 14, 1997 and warrants for the other 1,000,000 shares will expire on June 14, 1999. Nestle paid an aggregate of $10,000,000 for the 2,000,000 warrants. Total proceeds from the issuance of the initial 3,000,000 shares and the 2,000,000 warrants was $106,000,000. In connection with the Nestle Agreement, the Company incurred transaction costs of $3,513,000 which were recorded as a charge against capital in excess of par.
   The Company has the right to cause Nestle to exercise the warrants at $24 per share subject to certain conditions at any time before June 14, 1997. The Company also has the right to cause Nestle to exercise the warrants at any time through the warrant expiration dates at $32 per share if the average trading price of the common stock exceeds $60 during the 130 trading day period preceeding the exercise, subject to certain conditions. Furthermore, if the average trading price of the common stock equals or exceeds $60 during any 130 trading day period before June 14, 1999, Nestle will be required to pay an additional $2 for each share previously purchased and each share purchased upon exercise of the warrants.
   In connection with the Nestle Agreement, the Company entered into an agreement with Nestle Ice Cream Company to distribute Nestle's frozen novelty and ice cream products in certain markets.

Common Stock Repurchases
------------------------
During 1994, the Company repurchased and retired 3,709,000 shares of its common stock at prices ranging from $21.38 to $25.75 per share under a newly authorized plan to repurchase up to 5,000,000 shares through open market purchases and negotiated transactions. In addition, the Company repurchased and retired 44,000 shares of its common stock at prices ranging from $22.00 to $28.69 per share from employees who previously acquired shares under employee stock plans. In connection with these repurchases, commencing with the beginning of fiscal 1994, the Company charged the excess over par value for shares repurchased to capital in excess of par rather than the previous practice of charging the excess to retained earnings. During 1992, the Company repurchased and retired 971,000 shares of its common stock at prices ranging from $17.50 to $23.00 per share under a previous stock repurchase plan.


                         DREYER'S GRAND ICE CREAM, INC.
                                      26

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 11      SIGNIFICANT CUSTOMERS

For fiscal years 1994, 1993 and 1992, no customer accounted for more than 10% of consolidated net sales.

NOTE 12      EMPLOYEE STOCK PLANS

The Company has three stock option plans under which options may be granted for the purchase of the Company's common stock at a price not less than 100% of the fair market value at the date of grant. The incentive stock option plan (the 1982 Plan) provides that options are not exercisable until after two years from the date of grant and generally expire six years from the date of grant. The non-qualified stock option plan (the 1992 Plan) provides that options are not exercisable until after two years from the date of grant and expire upon death or termination of employment. In 1994, the stockholders approved a new stock option plan (the 1993 Plan) under which granted options may be either incentive stock options or non-qualified stock options. This plan provides that options expire no later than ten years from the date of grant. This plan also provides that most of the terms of the options, such as vesting, are within the discretion of the compensation committee, comprised of certain members of the Board of Directors of the Company. Changes in stock options under all three plans in the aggregate were as follows:

                                                                         Options
                                                                       Available       Options       Options Price
(In thousands, except per share amounts)                               for Grant   Outstanding           Per Share
------------------------------------------------------------------------------------------------------------------
Balance, December 28, 1991                                                  255            527      $6.78 to 30.25
   Authorized                                                               100
   Granted                                                                 (142)           142      19.50 to 29.25
   Exercised                                                                              (156)      6.78 to 14.44
   Canceled                                                                  11            (11)
------------------------------------------------------------------------------------------------------------------
Balance, December 26, 1992                                                  224            502      $6.78 to 30.25
   Authorized                                                               200
   Granted                                                                 (358)           358      24.75 to 30.13
   Exercised                                                                               (82)      6.78 to 14.44
------------------------------------------------------------------------------------------------------------------
Balance, December 25, 1993                                                   66            778      $7.19 to 30.25
   Authorized                                                             1,200
   Granted                                                                 (387)           387      21.75 to 29.38
   Exercised                                                                               (99)      7.19 to 19.50
   Canceled                                                                  12            (12)
------------------------------------------------------------------------------------------------------------------
Balance, December 31, 1994                                                  891          1,054      $9.63 to 30.25
==================================================================================================================

   At December 31, 1994, options to purchase 305,000 shares of the Company's common stock were exercisable.

   The Company has two plans under which employees may purchase shares of the Company's common stock; the section 423 employee stock purchase plan (the 423
Plan), and the employee secured stock purchase plan (the Secured Plan). Under the 423 Plan, employees may authorize payroll deductions up to 10% of their compensation for the purpose of acquiring shares at 85% of the market price determined at the beginning of a specified twelve month period. Under this plan, employees purchased 20,000 shares at prices ranging from $20.61 to $23.16 per share in 1994; 25,000 shares at prices ranging from $16.69 to $29.75 per share in 1993; and 8,000 shares at prices ranging from $22.95 to $24.01 per share in 1992. Under the Secured Plan, on specified dates, employees may purchase shares at fair market value by paying 20% of the purchase price in cash and the remaining 80% of the purchase price in the form of a non-recourse promissory note with a term of 30 years. Under this plan, employees purchased 27,000 shares at prices ranging from $24.25 to $25.13 per share in 1994; 10,000 shares at prices ranging from $22.50 to $27.25 per share in 1993; and 13,000 shares at prices ranging from $20.25 to $35.50 per share in 1992.




                         DREYER'S GRAND ICE CREAM, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 13      CONTINGENCIES

The Company is engaged in various legal actions as both plaintiff and defendant. Management believes that the outcome of these actions, either individually or in the aggregate, will not have a material adverse effect on the Company's financial position or results of operations.

NOTE 14      SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)


                                                                                                  Per Share
                                                                                         -------------------------
                                                                              Net           Net
                                                    Net         Gross      Income        Income        Price Range
(In thousands, except per share amounts)          Sales        Profit       (Loss)        (Loss)           (NASDAQ)
------------------------------------------------------------------------------------------------------------------
1994
1st Quarter                                    $112,001      $ 23,249      $ 1,582         $ .11    $21.50 - 29.50
2nd Quarter                                     147,727        38,068       (1,435)         (.10)    21.25 - 28.25
3rd Quarter                                     168,704        45,058        2,260           .15     21.75 - 26.00
4th Quarter                                     135,940        29,218       (1,406)         (.09)    24.25 - 28.25
------------------------------------------------------------------------------------------------
                                               $564,372      $135,593      $ 1,001         $ .07
================================================================================================

1993
1st Quarter                                    $102,317      $ 21,026      $ 2,118         $ .15    $19.75 - 25.75
2nd Quarter                                     123,486        32,562        6,875           .47     20.25 - 30.50
3rd Quarter                                     140,066        37,500        6,607           .45     25.00 - 31.50
4th Quarter                                     104,796        23,340        1,189           .08     27.00 - 31.25
------------------------------------------------------------------------------------------------
                                               $470,665      $114,428      $16,789         $1.15
================================================================================================

Fully diluted net income per share for each quarter of 1994 and 1993 is equivalent to primary net income per share since the potentially dilutive effect of the convertible subordinated debentures and other common stock equivalents was anti-dilutive, except for the third quarter of 1993 when fully diluted net income was $.43 per share.





                         DREYER'S GRAND ICE CREAM, INC.
                                      28

                FIVE YEAR SUMMARY OF SIGNIFICANT FINANCIAL DATA


                                                                     Fiscal Year Ended December
                                                 ----------------------------------------------------------------
(In thousands, except per share amounts)           1994          1993           1992           1991          1990
-----------------------------------------------------------------------------------------------------------------
Operations:
   Net sales and other income                  $566,602      $471,790       $407,946       $355,779      $309,938
   Income before cumulative effect of
      change in accounting principle              1,001        16,789         13,973         15,850        11,817
   Net income                                     1,001        16,789         15,694(2)      15,850        11,817

Per Share:
   Net income per share - fully diluted:
      Income before cumulative effect of
         change in accounting principle             .07          1.15            .94           1.05           .84
      Net income                                    .07(1)       1.15(1)        1.05(1)(2)     1.05(1)        .84
   Dividends declared                               .24           .24            .24            .20           .17

Balance Sheet:
   Total assets                                 362,026       322,275        289,051        224,042       179,776
   Working capital                               48,403        57,397         25,768         19,412        13,932
   Long-term debt, including convertible
      subordinated debentures                   146,852       139,627        102,160         44,289        21,322
   Stockholders' equity                         135,921       123,034        107,569        113,129        93,856

(1)    Fully diluted net income per share for 1994, 1993, 1992 and 1991 is equivalent to primary net income per share. In
       1994 and 1993, the potentially dilutive effect of the convertible subordinated debentures and other common stock equivalents was anti-dilutive and, in 1992 and 1991, no potentially dilutive securities were outstanding.

(2)    Includes the cumulative effect of change in method of accounting for income taxes of $1,721,000, or $.11 per share.
       (See Note 6 of Notes to  Consolidated Financial Statements.)


                         DREYER'S GRAND ICE CREAM, INC.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS


RESULTS OF OPERATIONS

Fiscal 1994 Compared with Fiscal 1993
-------------------------------------
During the second quarter of 1994, the Company embarked on a five year plan to accelerate the sales of its Company brands by greatly increasing its consumer marketing efforts and expanding its distribution system into additional markets (the Strategic Plan). Under the Strategic Plan, the Company increased the amount of its spending for advertising and consumer promotion from $11,486,000 in 1993 to $40,287,000 in 1994, and plans to spend approximately $50,000,000 annually on these marketing activities from 1995 through 1998. In 1994, the Company began selling its products for the first time in the Texas and New England markets as well as in several cities in the southern United States. The Company anticipates that the Strategic Plan will continue to materially reduce earnings during the next twelve to eighteen month period below levels that would have been attained under the former business plan. The potential benefits of the new strategy are increased market share and future earnings above those levels that would be attained in the absence of the strategy. The Company believes that these benefits are not likely to impact its results until 1996 at the earliest, and no assurance can be given that the anticipated benefits of the strategy will be achieved. The success of the strategy will depend upon, among other things, consumer responsiveness to the increased marketing expenditures, competitors' activities and general economic conditions.
   Consolidated net sales for 1994 increased 20% to $564,372,000 compared with $470,665,000 in 1993. Sales of the Company's brands increased 22%. The increase related primarily to higher unit sales of the Company's established products in all markets due in part to substantially higher advertising and consumer promotion spending under the Company's Strategic Plan. The products that led this increase were Dreyer's and Edy's Frozen Yogurt and Dreyer's and Edy's Grand Ice Cream, and to a lesser extent, the Company's new products. The effect of price increases for the Company's brands was not significant. Sales of products purchased from other manufacturers (partner brands) increased 12%, led by Healthy Choice(R) low fat ice cream from ConAgra, Inc. Sales of partner brands represented 34% of consolidated net sales as compared with 36% in 1993. The effect of price increases for partner brands was not significant.
   Cost of goods sold increased $72,542,000, or 20%, over 1993, while the overall gross margin decreased slightly from 24.3% to 24.0%.
Selling, general and administrative expenses were $47,166,000, or 59%, higher than in 1993. This increase related primarily to an increase in overall marketing expenses of $40,501,000. Interest expense was $1,440,000, or 18%, higher than in 1993 due primarily to the issuance of convertible subordinated debentures in the third quarter of 1993. (See Note 9 of Notes to Consolidated Financial Statements.)
   The Company's income tax provision is explained in Note 6 of Notes to Consolidated Financial Statements and differs from the tax provision calculated at the federal statutory tax rate primarily due to state income taxes.

Fiscal 1993 Compared with Fiscal 1992
-------------------------------------
Consolidated net sales for 1993 increased 16% to $470,665,000 compared with $407,045,000 in 1992. Sales of the Company's brands increased 27%. The increase related primarily to higher unit sales of the Company's established products in all markets and Dreyer's and Edy's Ice Cream Bars and Tropical Fruit Bars, which were introduced in 1993; and Dreyer's and Edy's No Sugar Added Ice Cream. The effect of price increases for the Company's brands was not significant. Sales of partner brands remained constant and represented 36% of consolidated net sales as compared with 42% in 1992. The effect of price increases for partner brands was not significant.
   Cost of goods sold increased $41,475,000, or 13%, over 1992, while the overall gross margin increased from 22.7% to 24.3%. The higher margin was primarily the result of proportionately higher sales of the Company's own branded products, which carry a higher margin than partner brands and, to a lesser extent, lower costs of materials for the Company's brands, offset in part by higher distribution expenses.
   Selling, general and administrative expenses were $14,329,000, or 22%, higher than in 1992. This increase related primarily to an increase in overall marketing expenses incurred in an effort to enhance the Company's long-term competitive position. Interest expense was $2,570,000, or 49%, higher than in 1992 due primarily to the issuance of convertible subordinated debentures in the third quarter of 1993. (See Note 9 of Notes to Consolidated Financial Statements.)



                         DREYER'S GRAND ICE CREAM, INC.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS

   The Company's income tax provision differs from the tax provision calculated at the federal statutory tax rate primarily due to state income taxes and the effect of the federal tax rate increase on the prior years' deferred income tax liability.

Fiscal 1992 Compared with Fiscal 1991
-------------------------------------
Consolidated net sales for 1992 increased 15% to $407,045,000 compared with $354,918,000 in 1991. Sales of the Company's brands increased 10%. The increase related primarily to higher unit volume in new markets and the introduction of Dreyer's and Edy's No Sugar Added Ice Cream. The effect of price increases for the Company's brands was not significant. Sales of partner brands increased 22%, and represented 42% of consolidated net sales as compared with 39% in 1991. The increase related to higher unit sales resulting primarily from increased volume in established markets and, to a lesser extent, broader geographic distribution. The effect of price increases for partner brands was not significant.
   Cost of goods sold increased $43,951,000, or 16%, over 1991, while the overall gross margin decreased from 23.7% to 22.7%. The lower margin was the result of higher distribution expenses and proportionately higher sales of partner brands, offset in part by income associated with the manufacturing of certain partner brands.
   Selling, general and administrative expenses were $10,050,000, or 18%, higher than in 1991. This increase related primarily to increased promotion expenses incurred in an effort to offset competitive and recessionary economic conditions experienced during the year. Interest expense was $1,756,000, or 51%, higher than in 1991 due to increased average bank borrowings and long-term debt, offset in part by lower interest rates on amounts outstanding under the credit lines.
   The Company's income tax provision differs from the tax provision calculated at the federal statutory tax rate primarily due to state income taxes.
   Effective as of the beginning of fiscal 1992, the Company changed its method of accounting for income taxes by adopting Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes," which requires the liability method for computing income taxes. The cumulative effect of this accounting change increased net income by $1,721,000, or $.11 per share of common stock. (See Note 6 of Notes to Consolidated Financial Statements.)

Seasonality
-----------
The Company experiences more demand for its products during the spring and summer than during the fall and winter. (See Note 14 of Notes to Consolidated Financial Statements.)

Effects of Inflation and Changing Prices
----------------------------------------
Management believes that the effects of inflation and changing prices are successfully managed, with both margins and earnings being protected through a combination of cost control programs and productivity gains. The largest component of the Company's cost of production is raw materials, principally dairy products and sugar. Historically, the Company has been able to compensate for any increases in the price level of these commodities through manufacturing and distribution productivity gains. Other cost increases such as labor and general and administrative costs have also been offset by productivity gains and other operating efficiencies.
   The Company believes that through careful management of the monetary elements of working capital and due to lower inflation levels in recent years, the Company has not experienced a significant negative impact of inflation on its financial position or results of operations.

LIQUIDITY AND CAPITAL RESOURCES

Working capital at December 31, 1994 was $8,994,000 lower than at year-end 1993 due primarily to increases in accounts payable and accrued liabilities, and accrued payroll and employee benefits.
   Working capital at December 25, 1993 was $31,629,000 higher than at year-end 1992 due primarily to the decrease in short-term bank borrowings.


                         DREYER'S GRAND ICE CREAM, INC.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS

   Working capital at December 26, 1992 increased $6,356,000 over year-end 1991 largely due to growth in trade accounts receivable and inventories, and decreases in short-term bank borrowings, offset in part by increases in accounts payable and accrued liabilities, and the current portion of long-term debt.
   Refer to the Consolidated Statement of Cash Flows for the components of increases and decreases in cash and cash equivalents for the three year period ended December 31, 1994.
   The Company's inventory is maintained at the same general level relative to sales throughout the year by changing production and purchasing schedules to meet demand. The ratio of inventory to sales typically does not vary significantly from year to year.
   On June 14, 1994, the Company completed a transaction with an affiliate of Nestle USA, Inc., whereby Nestle purchased 3,000,000 newly issued shares of common stock of the Company for $32 per share and warrants to purchase an additional 2,000,000 shares at an exercise price of $32 per share. Total proceeds from the issuance of the initial 3,000,000 shares and the 2,000,000 warrants was $106,000,000. (See Note 10 of Notes to Consolidated Financial Statements.)
   During 1994, the Company repurchased and retired 3,709,000 shares of its common stock at prices ranging from $21.38 to $25.75 per share under a newly authorized plan to repurchase up to 5,000,000 shares through open market purchases and negotiated transactions. (See Note 10 of Notes to Consolidated Financial Statements.)
   On January 4, 1994, the Company entered into a long-term distribution agreement with Sunbelt Distributors, Inc., the leading independent direct-store-delivery ice cream distributor in Texas. On November 20, 1992, the Company acquired certain assets from Calip Dairies, Inc. in a transaction accounted for as a purchase. The funds used for this agreement and acquisition were obtained from available cash and long-term debt. (See Note 5 of Notes to Consolidated Financial Statements.)
   In June 1993, the Company issued $100,752,000 of convertible subordinated debentures, the net proceeds of which were used to reduce the Company's long-term bank borrowings. (See Note 9 of Notes to Consolidated Financial Statements.)
   Capital expenditures for property, plant and equipment in 1995 are estimated to be approximately $42,000,000, primarily for distribution and manufacturing facilities and the enhancement of management information systems. It is anticipated that these additions will be largely financed through internally generated funds and borrowings. As of year-end 1994, the Company had $6,334,000 in cash and cash equivalents, and an unused credit line of $104,800,000. The Company believes that its credit line, along with its liquid resources, internally generated cash and financing capacity, are adequate to meet anticipated operating and capital requirements.


                         DREYER'S GRAND ICE CREAM, INC.
                                       32