Form 10-K, Exhibit 13
period 1996-12-28
DREYERS GRAND ICE CREAM INC
filed 1997-03-28
CIK 352305

                                                                     Exhibit 13
CONSOLIDATED STATEMENT OF INCOME
                                                  Dreyer's Grand Ice Cream, Inc.
                                                             1996 Annual Report

                                                                          Year Ended
                                                        -----------------------------------------------
($ in thousands, except per share amounts)              Dec. 28, 1996      Dec. 30, 1995  Dec. 31, 1994
-------------------------------------------------------------------------------------------------------
REVENUES:
  Net sales                                                    $791,841    $ 678,797         $564,372
  Other income                                                    4,354        2,255            2,230
-------------------------------------------------------------------------------------------------------
                                                                796,195      681,052          566,602
-------------------------------------------------------------------------------------------------------
COSTS AND EXPENSES:
  Cost of goods sold                                            619,574      530,561          428,779
  Selling, general and administrative                           155,714      143,090          126,945
  Interest, net of interest capitalized                           9,548        9,912            9,243
-------------------------------------------------------------------------------------------------------
                                                                784,836      683,563          564,967
-------------------------------------------------------------------------------------------------------
Income (loss) before income taxes                                11,359       (2,511)           1,635
Income tax provision (benefit)                                    4,362         (987)             634
-------------------------------------------------------------------------------------------------------
Net income (loss)                                                 6,997       (1,524)           1,001
-------------------------------------------------------------------------------------------------------
Accretion of preferred stock to redemption value                    424          168
Preferred stock dividends                                         4,573        1,804
-------------------------------------------------------------------------------------------------------
Net income (loss) applicable to common stock                   $  2,000    $  (3,496)        $  1,001
=======================================================================================================
Net income (loss) per common share                             $    .15    $    (.26)        $    .07
=======================================================================================================

See accompanying Notes to Consolidated Financial Statements


REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Stockholders of Dreyer's Grand Ice Cream, Inc.

In our opinion, the accompanying consolidated balance sheet and the related consolidated statements of income, of changes in stockholders' equity and of cash flows present fairly, in all material respects, the financial position of Dreyer's Grand Ice Cream, Inc. and its subsidiaries at December 28, 1996 and December 30, 1995, and the results of their operations and their cash flows for each of the three years in the period ended December 28, 1996, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.





Price Waterhouse LLP
San Francisco, California
March 12, 1997

CONSOLIDATED BALANCE SHEET

                                                  Dreyer's Grand Ice Cream, Inc.
                                                              1996 Annual Report

($ in thousands, except per share amounts)                                      Dec. 28, 1996   Dec. 30, 1995
-------------------------------------------------------------------------------------------------------------
Assets
CURRENT ASSETS:
  Cash and cash equivalents                                                         $  4,134    $  3,051
  Trade accounts receivable, net of allowance for doubtful accounts
    of $755 in 1996 and $698 in 1995                                                  73,053      59,298
  Other accounts receivable                                                           13,638      19,072
  Inventories                                                                         40,760      33,201
  Prepaid expenses and other                                                          13,652      12,487
---------------------------------------------------------------------------------------------------------
  TOTAL CURRENT ASSETS                                                               145,237     127,109
Property, plant and equipment, net                                                   225,038     182,757
Goodwill and distribution rights, net of accumulated amortization
  of $16,616 in 1996 and $13,414 in 1995                                              92,010      86,812
Other assets                                                                          16,622      17,427
---------------------------------------------------------------------------------------------------------
TOTAL ASSETS                                                                        $478,907    $414,105
=========================================================================================================
Liabilities and Stockholders' Equity
CURRENT LIABILITIES:
  Accounts payable and accrued liabilities                                          $ 48,391    $ 35,514
  Accrued payroll and employee benefits                                               18,198      18,634
  Current portion of long-term debt                                                    8,512       3,600
---------------------------------------------------------------------------------------------------------
  TOTAL CURRENT LIABILITIES                                                           75,101      57,748
Long-term debt, less current portion                                                 163,135     134,000
Deferred income taxes                                                                 37,802      31,712
---------------------------------------------------------------------------------------------------------
TOTAL LIABILITIES                                                                    276,038     223,460
---------------------------------------------------------------------------------------------------------
Commitments and contingencies
Redeemable convertible Series B preferred stock, $1 par value - 1,008,000 shares authorized; 1,008,000 shares issued
  and outstanding in 1996 and 1995                                                    98,806      98,382
---------------------------------------------------------------------------------------------------------
STOCKHOLDERS' EQUITY:
  Preferred stock, $1 par value - 8,992,000 shares authorized; no shares issued or outstanding in 1996 and 1995
  Common stock, $1 par value - 30,000,000 shares authorized; 13,345,000 shares and 12,929,000 shares issued and
    outstanding in 1996 and 1995, respectively                                        13,345      12,929
  Capital in excess of par                                                            51,956      39,370
  Retained earnings                                                                   38,762      39,964
---------------------------------------------------------------------------------------------------------
  TOTAL STOCKHOLDERS' EQUITY                                                         104,063      92,263
---------------------------------------------------------------------------------------------------------
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                                          $478,907    $414,105
========================================================================================================

See accompanying Notes to Consolidated Financial Statements

CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

                                                  Dreyer's Grand Ice Cream, Inc.
                                                              1996 Annual Report

                                                                            Capital
                                                     Common Stock         in Excess      Retained
(In thousands)                                     Shares    Amount          of Par      Earnings      Total
--------------------------------------------------------------------------------------------------------------
BALANCE AT DECEMBER 25, 1993                       14,671     $ 14,671     $ 59,145     $  49,218     $123,034
  Net income for 1994                                                                       1,001        1,001
  Common stock dividends declared                                                          (3,619)      (3,619)
  Common stock and warrants
    issued to an affiliate of
    Nestle USA, Inc.                                3,000        3,000       99,487                    102,487
  Repurchases and retirements
    of common stock                                (3,753)      (3,753)     (85,608)                   (89,361)
  Employee stock plans and other                      146          146        2,233                      2,379
--------------------------------------------------------------------------------------------------------------
BALANCE AT DECEMBER 31, 1994                       14,064       14,064       75,257        46,600      135,921
  Net loss for 1995                                                                        (1,524)      (1,524)
  Accretion of preferred stock to
    redemption value                                                                         (168)        (168)
  Preferred stock dividends declared                                                       (1,804)      (1,804)
  Common stock dividends declared                                                          (3,140)      (3,140)
  Repurchases and retirements
    of common stock                                (1,319)      (1,319)     (39,202)                   (40,521)
  Employee stock plans and other                      184          184        3,315                      3,499
--------------------------------------------------------------------------------------------------------------
BALANCE AT DECEMBER 30, 1995                       12,929       12,929       39,370        39,964       92,263
  Net income for 1996                                                                       6,997        6,997
  Accretion of preferred stock to
    redemption value                                                                         (424)        (424)
  Preferred stock dividends declared                                                       (4,573)      (4,573)
  Common stock dividends declared                                                          (3,202)      (3,202)
  Common stock issued in acquisition
    of M-K-D Distributors, Inc.                       320          320       10,480                     10,800
  Repurchases and retirements
    of common stock                                    (9)          (9)        (253)                      (262)
  Employee stock plans and other                      105          105        2,359                      2,464
--------------------------------------------------------------------------------------------------------------
BALANCE AT DECEMBER 28, 1996                       13,345     $ 13,345     $ 51,956     $  38,762     $104,063
==============================================================================================================

See accompanying Notes to Consolidated Financial Statements

CONSOLIDATED STATEMENT OF CASH FLOWS

                                                  Dreyer's Grand Ice Cream, Inc.
                                                              1996 Annual Report


                                                                                               Year Ended
                                                                              -------------------------------------------
($ in thousands)                                                              Dec. 28, 1996  Dec. 30, 1995  Dec. 31, 1994
-------------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)                                                               $   6,997     $ (1,524)    $  1,001
Adjustments to reconcile net income (loss) to cash flows
  from operations:
    Depreciation and amortization                                                  27,549       20,568       18,986
    Deferred income taxes                                                           2,364        2,058         (420)
    Changes in assets and liabilities, net of amounts acquired:
      Trade accounts receivable                                                    (7,664)     (11,779)        (711)
      Other accounts receivable                                                       809      (12,829)        (917)
      Inventories                                                                  (5,389)      (4,120)        (684)
      Prepaid expenses and other                                                    3,116       (1,998)       1,237
      Accounts payable and accrued liabilities                                      6,555        5,470          882
      Accrued payroll and employee benefits                                        (1,077)       2,833        6,547
-------------------------------------------------------------------------------------------------------------------
                                                                                   33,260       (1,321)      25,921
-------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Acquisition of property, plant and equipment                                    (58,470)     (39,437)     (31,568)
  Retirement of property, plant and equipment                                       2,152          590          547
  Increase in goodwill and distribution rights                                       (772)      (1,959)        (556)
  Purchase of distribution rights of Sunbelt Distributors, Inc.                                             (11,321)
  Increase in other assets                                                         (3,600)      (6,104)      (1,128)
-------------------------------------------------------------------------------------------------------------------
                                                                                  (60,690)     (46,910)     (44,026)
-------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Proceeds from long-term debt                                                     76,000       91,500       20,200
  Reductions in long-term debt                                                    (43,858)      (4,500)     (10,160)
  Net proceeds from issuance of common stock and warrants
    to an affiliate of Nestle USA, Inc.                                                                     102,487
  Issuance of common stock under employee stock plans                               2,464        3,499        2,379
  Repurchases of common stock                                                        (262)     (40,521)     (89,361)
  Cash dividends paid                                                              (5,831)      (5,030)      (3,638)
-------------------------------------------------------------------------------------------------------------------
                                                                                   28,513       44,948       21,907
-------------------------------------------------------------------------------------------------------------------
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS                                    1,083       (3,283)       3,802
Cash and cash equivalents, beginning of year                                        3,051        6,334        2,532
-------------------------------------------------------------------------------------------------------------------
CASH AND CASH EQUIVALENTS, END OF YEAR                                          $   4,134     $  3,051     $  6,334
===================================================================================================================
Supplemental Cash Flow Information
  Cash paid (refunded) during the year for:
    Interest (net of amounts capitalized)                                       $   8,856     $  9,738     $ 10,810
    Income taxes (net of refunds)                                                     398        2,172       (2,264)
  Non-cash transactions:
    Acquisition of M-K-D Distributors, Inc.                                        10,800
    Conversion of convertible subordinated debentures
      into redeemable convertible Series B preferred stock                                     100,752
-------------------------------------------------------------------------------------------------------------------

See accompanying Notes to Consolidated Financial Statements

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                                                  Dreyer's Grand Ice Cream, Inc.
                                                              1996 Annual Report



NOTE 1   OPERATIONS

Dreyer's Grand Ice Cream, Inc. and its subsidiaries (the Company) is a single segment industry company engaged primarily in the business of manufacturing and selling premium ice cream and other frozen dessert products to grocery and convenience stores, foodservice accounts and independent distributors in the United States.


NOTE 2   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

CONSOLIDATION

The consolidated financial statements include the accounts of Dreyer's Grand Ice Cream, Inc. and its subsidiaries. All intercompany transactions have been eliminated.

FISCAL YEAR

The Company's fiscal year is a fifty-two or fifty-three week period ending on the last Saturday in December. Fiscal years 1996 and 1995 each consisted of fifty-two weeks and fiscal year 1994 consisted of fifty-three weeks.

USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions. These estimates and assumptions affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

CASH EQUIVALENTS

The Company classifies financial instruments as cash equivalents if the original maturity of such investments is three months or less.

INVENTORIES

Inventories are stated at the lower of cost (determined by the first-in, first-out method) or market. Cost includes materials, labor and manufacturing overhead.

PROPERTY, PLANT AND EQUIPMENT

The cost of additions and major improvements and repairs are capitalized, while maintenance and minor repairs are charged to expense as incurred. Depreciation of fixed assets is computed using the straight-line method over the assets' estimated useful lives, generally ranging from three to thirty-five years. Interest costs relating to capital assets under construction are capitalized.

GOODWILL AND DISTRIBUTION RIGHTS

Goodwill and distribution rights are amortized using the straight-line method over thirty to thirty-six years.

PREOPERATING COSTS

Preoperating costs incurred during the construction and start-up of new manufacturing and distribution facilities are capitalized and amortized over three years. During 1996, the Company capitalized $2,710,000 of preoperating costs associated with the start-up of its Houston, Texas manufacturing facility.

IMPAIRMENT OF LONG-LIVED ASSETS

The Company reviews long-lived assets and certain identifiable intangibles, including goodwill and distribution rights, for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The assessment of impairment is based on the estimated undiscounted future cash flows from operating activities compared with the carrying value of the assets. If the undiscounted future cash flows of an asset are less than the carrying value, a write-down would be recorded measured by the amount of the difference between the carrying value of the asset and the fair value of the asset.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                                                  Dreyer's Grand Ice Cream, Inc.
                                                              1996 Annual Report


ADVERTISING COSTS

The Company defers production costs for media advertising and expenses these costs in the period the advertisement is first run. All other advertising costs are expensed in the period incurred. Advertising expense, including consumer promotion spending, was $28,770,000, $39,971,000 and $40,287,000 in
1996, 1995 and 1994, respectively.

INCOME TAXES

Income taxes are accounted for using the liability method. Under this method, deferred tax liabilities and assets are recognized for the tax consequences of temporary differences between the financial reporting and tax basis of assets and liabilities.

ACCOUNTING FOR STOCK-BASED COMPENSATION

The Company measures compensation cost for employee stock options and similar equity instruments using the intrinsic value-based method of accounting prescribed by Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" (APB No. 25).

NET INCOME (LOSS) PER COMMON SHARE

Net income (loss) per common share is computed using the weighted average number of shares of common stock outstanding during the period which were 13,248,000, 13,285,000 and 14,731,000, in 1996, 1995 and 1994, respectively. The potentially dilutive effect of the Company's redeemable convertible preferred stock, convertible subordinated debentures, and other common stock equivalents was anti-dilutive for each fiscal year. Accordingly, fully diluted earnings per share for 1996, 1995 and 1994 are not presented.

NOTE 3   INVENTORIES

Inventories at December 28, 1996 and December 30, 1995 consisted of the following:

(In thousands)              1996    1995
-----------------------------------------
Raw materials            $ 5,361  $ 3,291
Finished goods            35,399   29,910
-----------------------------------------
                         $40,760  $33,201
=========================================


NOTE 4   PROPERTY, PLANT AND EQUIPMENT

The cost and accumulated depreciation of property, plant and equipment at December 28, 1996 and December 30, 1995 were as follows:


(In thousands)                     1996           1995
----------------------------------------------------------
Buildings and improvements      $ 84,732         $ 67,626
Machinery and equipment          185,880          145,023
Office furniture and fixtures      7,778            5,629
----------------------------------------------------------
                                 278,390          218,278
Accumulated depreciation         (88,342)         (77,453)
----------------------------------------------------------
                                 190,048          140,825
Land                              12,190           11,019
Construction in progress          22,800           30,913
----------------------------------------------------------
                                $225,038         $182,757
==========================================================

  At December 28, 1996, property, plant and equipment included assets under capital leases of $17,463,000. Amortization expense and accumulated amortization related to capital lease assets was $2,260,000 in 1996.

  Interest capitalized was $2,627,000, $2,288,000 and $1,788,000 in 1996, 1995
and 1994, respectively.

  Depreciation expense for property, plant and equipment was $21,250,000, $16,412,000 and $13,194,000, in 1996, 1995 and 1994, respectively.

  Construction in progress at December 30, 1995 included $19,046,000 of costs associated with the enhancement of management information systems.


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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                                                  Dreyer's Grand Ice Cream, Inc.
                                                              1996 Annual Report


ACQUISITIONS

On March 27, 1996, the Company acquired the remaining 50.3% of the outstanding common stock of M-K-D Distributors, Inc. (M-K-D) for 320,000 newly issued shares of the Company's common stock having a value of $10,800,000. The acquisition was accounted for as a purchase and the amount by which the purchase price exceeded the fair value of the net identifiable assets acquired of $7,892,000 has been recorded as goodwill and distribution rights. The Company has consolidated the results of operations of M-K-D since the beginning of fiscal 1996. That portion of M-K-D's 1996 pre-acquisition earnings before income taxes which was attributable to the former shareholders' interest, approximately $148,000, was recorded as a charge to selling, general and administrative expenses.

  Prior to 1996, the Company accounted for its 49.7% ownership of M-K-D using the equity method. The investment, included in other assets, was stated at cost, adjusted for the Company's equity in undistributed earnings, and was $5,517,000 at December 30, 1995. The Company's equity in the earnings of M-K-D was $779,000 and $1,063,000 in 1995 and 1994, respectively. The Company's sales of its branded products to M-K-D were $25,174,000 and $22,583,000, in 1995 and 1994, respectively.

  Summarized financial information for M-K-D follows:

(In thousands)              Dec. 30, 1995
-----------------------------------------
Current assets                  $  7,756
Non-current assets                 9,688
-----------------------------------------
                                 $17,444
=========================================
Current liabilities              $ 3,960
Non-current liabilities            2,084
Stockholders' equity              11,400
-----------------------------------------
                                 $17,444
=========================================

(In thousands)              1995        1994
--------------------------------------------
Net sales                 $74,219    $62,817
Gross profit               15,316     14,492
Net income                  1,687      2,146


NOTE 6   INCOME TAXES

The provision (benefit) for federal and state income taxes consisted of the following:

(In thousands)      1996    1995   1994
----------------------------------------
Current:
  Federal         $1,683 $(3,045) $  890
  State              315             164
----------------------------------------
                   1,998  (3,045)  1,054
----------------------------------------
Deferred:
  Federal          2,003   2,127    (422)
  State              361     (69)      2
----------------------------------------
                   2,364   2,058    (420)
----------------------------------------
                  $4,362 $  (987) $  634
========================================

  The deferred income tax liability of December 28, 1996 and December 30, 1995 consisted of the following:


(In thousands)                          1996           1995
-------------------------------------------------------------
Intangible assets and related
  amortization                        $16,124         $12,855
Depreciation                           16,897          14,671
Deferred costs                          3,401           2,621
Other                                   1,380           1,565
-------------------------------------------------------------
                                      $37,802         $31,712
=============================================================

  The federal statutory income tax rate is reconciled to the Company's effective income tax rate as follows:


                                   1996    1995      1994
---------------------------------------------------------
Federal statutory income
  tax rate                         35.0%   (35.0)%   35.0%
State income taxes, net of
  federal tax benefit               3.9     (1.7)     6.6
Reversal of income taxes
  provided in prior periods        (3.7)    (5.8)
Other                               3.2      3.2     (2.8)
---------------------------------------------------------
                                   38.4%   (39.3)%   38.8%
=========================================================

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                                                  Dreyer's Grand Ice Cream, Inc.
                                                              1996 Annual Report



NOTE 7   LONG-TERM DEBT

Long-term debt at December 28, 1996 and December 30, 1995 consisted of the following:


(In thousands)                               1996           1995
------------------------------------------------------------------
Revolving line of credit with banks
  due 1999 with interest payable
  at three different rate options          $ 75,700         $111,700
Senior notes with principal due
  through 2008 and interest
  payable semiannually at
  three different interest rates             50,000
Capital lease obligation with
  payments due through 2000
  and interest payable quarterly
  at a floating rate                         23,563
Senior notes with principal due
  through 2001 and interest
  payable semiannually at 9.3%               17,800          21,400
Industrial revenue bonds with
  principal due through 2001
  and interest payable quarterly
  at a floating rate based upon
  a tax-exempt note index                     4,500           4,500
Other                                            84
-------------------------------------------------------------------
                                            171,647         137,600
Less - current portion                        8,512           3,600
-------------------------------------------------------------------
                                           $163,135        $134,000
===================================================================


  The aggregate annual maturities of long-term debt, including capital lease obligation, as of December 28, 1996 are as follows:

(In thousands)
-----------------------------------------
Year ending:
  1997                          $  8,512
  1998                             8,522
  1999                            84,175
  2000                            19,680
  2001                            15,043
  Later years                     35,715
-----------------------------------------
  Total                         $171,647
=========================================


LINE OF CREDIT

During 1995, the Company entered into a new credit agreement with certain banks for a total revolving line of credit of $175,000,000. This agreement replaced the Company's previous revolving line of credit agreement. The total available line of credit decreases by $25,000,000 on December 31, 1997 and December 31, 1998, and expires on December 31, 1999. This line is available at three different interest rate options which are defined as the agent bank's offshore rate, same day funding rate, plus an applicable margin, or the bank's reference rate. The interest rate on the line of credit was 6.13% at December 28, 1996. At December 28, 1996, there was $75,700,000 outstanding under the line.

SENIOR NOTES

On June 6, 1996, the Company completed a private placement of $50,000,000 of senior notes, due 2000 through 2008. Proceeds from the senior notes were used to repay a portion of existing bank borrowings and to fund capital expenditures. Interest on the notes ranges from 7.68% to 8.34% and is payable semi-annually.

LEASE TRANSACTION

On March 29, 1996, the Company entered into a lease transaction involving a large majority of its direct-store-delivery truck fleet. The $26,000,000 proceeds received by the Company from the lease transaction were used to repay a portion of existing bank borrowings and to fund capital expenditures. The interest rate on the capital lease obligation was 6.52% at December 28, 1996. The four-year lease has been classified as a capital lease and the related assets are recorded in property, plant and equipment.

  The excess of the lease transaction proceeds over the carrying value of the fleet of approximately $9,095,000 was deferred and netted against the carrying value of the capital leased assets. This deferred gain is being credited to income in proportion to the amortization of the capital leased assets.

FAIR VALUE OF FINANCIAL INSTRUMENTS

As of December 28, 1996 and December 30, 1995, the fair value of the Company's long-term debt was determined to

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                                                  Dreyer's Grand Ice Cream, Inc.
                                                              1996 Annual Report


approximate the carrying amount. The fair value was based on quoted market prices for the same or similar issues or on the current rates offered to the Company for a term equal to the same remaining maturities. It is not practicable to estimate the fair value of the redeemable convertible Series B preferred stock due to the unique terms and conditions of these securities.

  The Company is subject to the requirements of various financial covenants, including dividend restrictions, under its long-term debt obligations and the redeemable convertible Series B preferred stock.


NOTE 8   LEASING ARRANGEMENTS

The Company conducts certain of its operations from leased facilities, which include land and buildings, production equipment, and certain vehicles. All of these leases expire over a period of twenty-six years including renewal options. Certain of these leases include non-bargain purchase options.

  The minimum rental payments required under non-cancelable leases at December 28, 1996 are as follows:

(In thousands)                   OPERATING   CAPITAL
-----------------------------------------------------
Year ending:
  1997                            $ 4,078   $  6,217
  1998                              2,995      5,888
  1999                              2,190      5,560
  2000                              1,520      9,068
  2001                              1,079          -
  Later years                       4,465          -
----------------------------------------------------
                                  $16,327     26,733
                                  =======
Less - amounts representing interest           3,170
-----------------------------------------------------
Present value of minimum lease payments       23,563
Less - current portion                         4,875
-----------------------------------------------------
                                            $ 18,688
=====================================================

  Rental expense for operating leases was $11,665,000, $12,824,000 and $11,474,000 in 1996, 1995 and 1994, respectively.


NOTE 9   REDEEMABLE CONVERTIBLE SERIES B PREFERRED STOCK

On August 8, 1995, the Company converted $100,752,000 of 6.25% convertible subordinated debentures into 1,008,000 shares of redeemable convertible Series B preferred stock (Series B), redeemable on June 30, 2001. On the conversion date, $2,538,000 of unamortized debenture issuance costs were charged against the carrying value of the debentures to arrive at the carrying value of $98,214,000 for this preferred stock. The Company is recording accretion to increase the carrying value to the redemption value of $100,752,000 by June 30, 2001, the redemption date.

  The Series B preferred stock is convertible, under certain conditions, into a total of 1,008,000 shares of Series A Convertible Preferred Stock (Series A), redeemable on June 30, 2001. Additionally, both the Series A preferred stock and Series B preferred stock are convertible, under certain conditions, at an initial conversion price of $34.74 into a total of 2,900,000 shares of common stock. Series B preferred stock can be called by the Company for early redemption, subject to certain limitations.

  In preference to shares of common stock, shares of both the Series A preferred stock and the Series B preferred stock are entitled to receive cumulative cash dividends, payable quarterly in arrears. The Company pays dividends for the Series B preferred stock of approximately $1,143,000 per quarter. Dividends on the Series A preferred stock are payable at a dividend rate equal to the amount they would receive as if the shares were converted into comparable shares of common stock.


NOTE 10  COMMON STOCK

The Company paid a regular quarterly dividend of $.06 per share for each quarter of 1996, 1995 and 1994.

  During 1987, the Board of Directors declared a dividend of one Preferred Stock Purchase Right (the Rights) for each outstanding share of common stock. Under certain conditions, the Rights become exercisable for the purchase of the Company's preferred or common stock.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                                                  Dreyer's Grand Ice Cream, Inc.
                                                              1996 Annual Report




NESTLE EQUITY ISSUANCE

On June 14, 1994, the Company completed a transaction (the "Nestle Agreement") with an affiliate of Nestle USA, Inc. ("Nestle"), whereby Nestle purchased 3,000,000 newly issued shares of common stock of the Company for $32 per share and warrants to purchase an additional 2,000,000 shares at an exercise price of $32 per share. Warrants for 1,000,000 shares will expire on June 14, 1997 and warrants for the other 1,000,000 shares will expire on June 14, 1999. Nestle paid an aggregate of $10,000,000 for the 2,000,000 warrants. Total proceeds from the issuance of the initial 3,000,000 shares and the 2,000,000 warrants were $106,000,000. In connection with the Nestle Agreement, the Company incurred transaction costs of $3,513,000 which were recorded as a charge against capital in excess of par.

  The Company has the right to cause Nestle to exercise the warrants at $24 per share subject to certain conditions at any time before June 14, 1997. The Company also has the right to cause Nestle to exercise the warrants at any time through the warrant expiration dates at $32 per share if the average trading price of the common stock exceeds $60 during a 130 trading day period preceding the exercise, subject to certain conditions. Furthermore, if the average trading price of the common stock equals or exceeds $60 during a 130 trading day period before June 14, 1999, Nestle will be required to pay an additional $2 for each share purchased and each share purchased upon exercise of the warrants.

  In connection with the Nestle Agreement, the Company entered into a distribution agreement with Nestle Ice Cream Company to distribute Nestle's frozen novelty and ice cream products in certain markets.

COMMON STOCK REPURCHASES

During 1994, the Company implemented a plan to repurchase up to 5,000,000 shares of common stock through open market purchases and negotiated transactions (the Stock Repurchase Plan). This plan was completed during 1995.

  During 1995, the Company repurchased and retired 1,291,000 shares of its common stock at prices ranging from $25.38 to $34.25 under the Stock Repurchase Plan. In addition, the Company repurchased and retired 28,000 shares of its common stock at prices ranging from $24.50 to $38.50 from employees who previously acquired shares under employee stock plans.

  During 1994, the Company repurchased and retired 3,709,000 shares of its common stock at prices ranging from $21.38 to $25.75 per share under the Stock Repurchase Plan. In addition, the Company repurchased and retired 44,000 shares of its common stock at prices ranging from $22.00 to $28.69 per share from employees who previously acquired shares under employee stock plans.


NOTE 11  EMPLOYEE BENEFIT PLANS

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

  Pension expense and matching contributions under these plans were approximately $7,683,000, $7,202,000 and $5,776,000, in 1996, 1995 and 1994,
respectively. The Company's liability for accrued pension contributions and salary deferrals was $6,242,000 and $7,186,000 at December 28, 1996 and December 30, 1995, respectively.

  Pension expense for employees covered by multi-employer retirement plans under collective bargaining agreements was $956,000, $848,000 and $677,000, in 1996, 1995 and 1994, respectively.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                                                  Dreyer's Grand Ice Cream, Inc.
                                                              1996 Annual Report






NOTE 12  EMPLOYEE STOCK PLANS

The Company offers to certain employees various stock option plans, a Section 423 employee stock purchase plan and an employee secured stock purchase plan.

STOCK OPTION PLANS

The Company has three stock option plans under which options may be granted for the purchase of the Company's common stock at a price not less than 100% of the fair market value at the date of grant. The incentive stock option plan (the 1982 Plan) provides that options are not exercisable until after two years from the date of grant and generally expire six years from the date of grant. The non-qualified stock option plan (the 1992 Plan) provides that options are not exercisable until after two years from the date of grant and expire upon death or termination of employment. In 1994, the stockholders approved a new stock option plan (the 1993 Plan) under which granted options may be either incentive stock options or non-qualified stock options. This plan provides that options expire no later than ten years from the date of grant. This plan also provides that most of the terms of the options, such as vesting, are within the discretion of the compensation committee, composed of certain members of the Company's Board of Directors.

  As prescribed by APB No. 25, no compensation cost has been recognized for these stock option plans. If compensation cost for these plans had been determined based on the fair value at the grant dates consistent with Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" (SFAS No. 123), the Company's net income (loss) applicable to common stock and net income (loss) per common share on a pro forma basis would be as follows:


(In thousands, except per share amounts)              1996       1995
------------------------------------------------------------------------
Net income (loss) applicable
  to common stock                                    $249       $(4,111)
Net income (loss) per
  common share                                        .02          (.31)
------------------------------------------------------------------------

The activity in the three stock option plans for each of the three years in the period ended December 28, 1996 is summarized below.


                                                                                 Weighted
                                                   Options                        Average
                                                  Available      Options            Price
(In thousands, except per share amounts)          for Grant  Outstanding        Per Share
-------------------------------------------------------------------------------------------
BALANCE, DECEMBER 25, 1993                               66          778            $21.39
  Authorized                                          1,200
  Granted                                              (387)         387             24.28
  Exercised                                                          (99)             9.97
  Canceled                                               12          (12)
-------------------------------------------------------------------------------------------
BALANCE, DECEMBER 31, 1994                              891        1,054            $23.49
  Authorized
  Granted                                              (446)         446             25.95
  Exercised                                                         (120)            14.27
  Canceled                                               15          (15)
-------------------------------------------------------------------------------------------
BALANCE, DECEMBER 30, 1995                              460        1,365            $25.10
  Authorized                                          1,000
  Granted                                              (451)         451             31.50
  Exercised                                                          (53)            17.73
  Canceled                                               53          (53)
-------------------------------------------------------------------------------------------
BALANCE, DECEMBER 28, 1996                            1,062        1,710            $26.97
===========================================================================================

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                                                  Dreyer's Grand Ice Cream, Inc.
                                                              1996 Annual Report


  The weighted-average fair market value of options granted in 1996 and 1995 was $12.34 and $11.20 per share, respectively. The fair market value of each option granted was estimated on the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions for 1996 and 1995, respectively: risk-free interest rate of 5.96% and 7.01%; dividend yield of 0.75% and 0.85%; volatility of 33.62% and 34.24%; and expected term of 4.5 and
4.9 years.

  Stock options exercisable were 618,000, 391,000 and 305,000 at year-end 1996, 1995 and 1994, respectively. These stock options were exercisable at a weighted average option price of $26.12, $24.70 and $20.17 for 1996, 1995, and 1994, respectively.

  Significant option groups outstanding at December 28, 1996 and related weighted average price per share and life information follows:

(In thousands, except per share amounts)
------------------------------------------------------------------------------------------------------------------------
                            Options Outstanding                Options Exercisable
                         -----------------------            -------------------------
                                        Weighted                             Weighted
                                         Average                              Average        Exercise
                   Grant     Options    Exercise                Options      Exercise           Price          Remaining
Plan                Year Outstanding       Price            Exercisable         Price           Range       Life (Years)
------------------------------------------------------------------------------------------------------------------------
1982 PLAN           1991        29       $27.59              29             $27.59         $27.50-29.50     0.25
                    1992        75        19.99              60              19.99          19.50-24.13     1.25
                    1993        81        26.04              49              26.04          24.75-30.13     2.25
1992 PLAN           1992        43        26.21              35              26.21          19.50-29.25       NA
                    1993       242        27.67             145              27.67          24.75-29.38       NA
1993 PLAN           1994       371        24.30             209              24.66          21.75-29.38     7.25
                    1995       426        25.95              14              25.95                25.95     8.25
                    1996       443        31.50              77              31.50                31.50     9.25
------------------------------------------------------------------------------------------------------------------------
Total                        1,710                          618
------------------------------------------------------------------------------------------------------------------------



SECTION 423 EMPLOYEE STOCK PURCHASE PLAN

Under the section 423 employee stock purchase plan, employees may authorize payroll deductions up to 10% of their compensation for the purpose of acquiring shares at 85% of the market price determined at the beginning of a specified twelve month period. Under this plan, employees purchased 24,000 shares at prices ranging from $22.00 to $32.94 per share in 1996, 40,000 shares at prices ranging from $20.29 to $21.67 per share in 1995 and 20,000 shares at prices ranging from $20.61 to $23.16 per share in 1994. Compensation cost based on the fair value of the employees' purchase rights under SFAS No. 123 was not material in 1996 and 1995.

EMPLOYEE SECURED STOCK PURCHASE PLAN

Under the employee secured stock purchase plan (the Secured Plan), on specified dates, employees may purchase shares at fair market value by paying 20% of the purchase price in cash and the remaining 80% of the purchase price in the form of a non-recourse promissory note with a term of 30 years. Under this plan, employees purchased 28,000 shares at prices ranging from $28.50 to $31.75 per share in 1996, 23,000 shares at prices ranging from $25.28 to $39.50 per share in 1995 and 27,000 shares at prices ranging from $24.25 to $25.13 per share in 1994. The Secured Plan is not considered compensatory under SFAS No. 123.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                                                  Dreyer's Grand Ice Cream, Inc.
                                                              1996 Annual Report




NOTE 13  SIGNIFICANT CUSTOMERS

For fiscal 1996, 1995 and 1994, no customer accounted for more than 10% of consolidated net sales.


NOTE 14  INSURANCE SETTLEMENT AND TRADEMARK SALE

In March 1996, the Company settled an insurance claim relating to the malfunction of a refrigeration system at one of its plants. The malfunction caused the accidental release of ammonia (refrigerant) into the plant which contaminated the finished goods inventory. In accordance with the settlement, the Company received the value of the finished goods inventory at its normal selling price, plus expenses incurred recovering from the accident. This resulted in a gain of $2,100,000, which was recorded as a reduction in cost of goods sold in 1996.

  In December 1996, the Company sold trademark rights for the People's Republic of China, Hong Kong and Macau to its third-party independent distributor for $2,600,000. Separately, the Company sold approximately a three to five month supply of its products to this distributor on a volume discount basis for $3,390,000.

  These transactions had the effect of increasing net income by $3,538,000, or $0.27 per common share.


NOTE 15  CONTINGENCIES

The Company is engaged in various legal actions as both plaintiff and defendant. Management believes that the outcome of these actions, either individually or in the aggregate, will not have a material adverse effect on the Company's financial position, results of operations or cash flows.

NOTE 16  SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)


                                                                        Per Share
                                                          ------------------------------------
                                                   Net                Net
                                          Income (Loss)      Income (Loss)
(In thousands, except     Net     Gross   Applicable to      Applicable to     Price Range
per share amounts)      Sales    Margin    Common Stock    Common Stock(1)        (NASDAQ)
---------------------------------------------------------------------------------------------
1996
1st Quarter          $166,970  $ 34,438       $    434           $ .03         $27.88 - 37.75
2nd Quarter           211,568    49,282          3,771             .28          31.50 - 37.00
3rd Quarter           234,644    54,416          2,055             .15          25.00 - 32.25
4th Quarter           178,659    34,131         (4,260)           (.32)         24.00 - 30.25
-------------------------------------------------------
                     $791,841  $172,267       $  2,000             .15(2)
=======================================================
1995
1st Quarter          $141,255 $  29,025       $    322           $ .02         $24.25 - 28.25
2nd Quarter           188,083    43,045          3,664             .27          25.50 - 37.50
3rd Quarter           205,226    50,453            893             .07          36.00 - 40.00
4th Quarter           144,233    25,713         (8,375)           (.65)         30.00 - 39.00
-------------------------------------------------------
                     $678,797  $148,236        $(3,496)           (.26)(2)
=======================================================

  (1) Fully diluted net income (loss) per share for each quarter of 1996 and 1995 is equivalent to primary net income (loss) per share since the potentially dilutive effect of the redeemable convertible Series B preferred stock, convertible subordinated debentures and other common stock equivalents was anti-dilutive.

  (2) The number of weighted average shares outstanding used in the computation of net income (loss) per common share increases and decreases as shares are issued or repurchased during the year. For this reason, the sum of net income
(loss) per common share for the quarters may not be the same as the net income
(loss) per common share for the year.

FIVE YEAR SUMMARY OF SIGNIFICANT FINANCIAL DATA

                                                  Dreyer's Grand Ice Cream, Inc.
                                                              1996 Annual Report


                                                                      Fiscal Year Ended December
                                                     -------------------------------------------------------------
(In thousands, except per share amounts)                 1996         1995         1994        1993        1992
------------------------------------------------------------------------------------------------------------------
OPERATIONS:
  Net sales and other income                         $796,195    $ 681,052     $566,602    $471,790    $407,946
  Income (loss) before cumulative
    effect of change in accounting principle            6,997       (1,524)       1,001      16,789      13,973
  Net income (loss)                                     6,997       (1,524)       1,001      16,789      15,694(2)
  Net income (loss) applicable to common stock          2,000       (3,496)       1,001      16,789      15,694(2)

PER COMMON SHARE:
  Income (loss) before cumulative effect of
    change in accounting principle                        .15         (.26)         .07        1.15         .94
  Net income (loss)(1)                                    .15         (.26)         .07        1.15        1.05(2)
  Dividends declared                                      .24          .24          .24         .24         .24

BALANCE SHEET:
  Total assets                                        478,907      414,105      362,026     322,275     289,051

  Working capital                                      70,136       69,361       48,403      57,397      25,768
  Long-term debt, including convertible
    subordinated debentures                           163,135      134,000      146,852     139,627     102,160
  Redeemable convertible Series B preferred stock      98,806       98,382
  Stockholders' equity                                104,063       92,263      135,921     123,034     107,569
==================================================================================================================

  (1) Fully diluted net income (loss) per share is equivalent to primary net income (loss) per share. In 1996 and 1995 the potentially dilutive effect of the redeemable convertible Series B preferred stock and other common stock equivalents was anti-dilutive, in 1994 the potentially dilutive effect of the convertible subordinated debentures and other common stock equivalents was anti-dilutive, in 1993 the potentially dilutive effect of the convertible subordinated debentures was anti-dilutive and in 1992 no potentially dilutive securities were outstanding.

  (2) Includes the cumulative effect of change in method of accounting for income taxes of $1,721,000, or $.11 per share.

MANAGEMENT'S DISCUSSION AND ANALYSIS


RESULTS OF OPERATIONS

FISCAL 1996 COMPARED WITH FISCAL 1995

The Company embarked on a five year plan (the Strategic Plan, also referred to as the Grand Plan) during the second quarter of 1994 to accelerate the sales of its brand throughout the country. The key elements of this plan are: 1) to build a high margin brand with a leading market share through effective consumer marketing activities, 2) to expand the Company's direct-store-delivery distribution network to a national scale and enhance this capability with sophisticated information and logistics systems and 3) to introduce innovative new products. The potential benefits of the Strategic Plan are increased market share and future earnings above those levels that would be attained in the absence of the Strategic Plan. As originally announced, the Company anticipated that the cost of implementing the Strategic Plan would materially reduce earnings during the fiscal years of 1994 and 1995. For fiscal 1996, earnings improved to a net income of $6,997,000, or $0.15 per common share, from a net loss in 1995 of $(1,524,000), or $(0.26) per common share. This improvement is partially attributable to benefits accruing from the investments made under the Strategic Plan during the past two and a half years.

    Consolidated net sales for fiscal 1996 increased 17% to $791,841,000 from $678,797,000 achieved in 1995. This increase includes the effect of the acquisition of M-K-D Distributors, Inc. (M-K-D) discussed below and occurred despite total U.S. gallon consumption decreasing in 1996. The decline in industry gallonage growth is primarily attributable to lower sales of ice cream products in the "better for you" segments. Dreyer's continues to be the market share leader in this segment despite the decline. Sales of the Company's branded products increased 11%, led by sales of Dreyer's and Edy's Grand Ice Cream and the recently introduced Starbucks(TM) Ice Cream, developed in a joint venture with the Starbucks Coffee Company. Market share of the Company's Dreyer's and Edy's branded products was 13.8% at the end of 1996. Sales of branded products purchased from other companies (partner brands) grew 28% during the year, with Healthy Choice(R) low fat ice cream from ConAgra, Inc. providing the greatest sales growth. Sales of partner brands represented 38% of consolidated net sales in 1996 compared with 34% in 1995. Prices for both Company and partner brands increased an average of 3% between 1995 and 1996.

    Cost of goods sold for 1996 increased $89,013,000, or 17%, over the prior year, while the Company's overall gross margin remained relatively unchanged at 21.8%. The benefit of distribution cost efficiencies resulting from the implementation of new information systems, and logistics and supply chain initiatives was offset by an $8,140,000 increase in dairy raw materials costs and an increase in the proportion of partner brand sales, which yield a lower gross margin.

    Selling, general and administrative costs for 1996 were $12,624,000, or 9%, higher than 1995. Accordingly, selling, general and administrative costs decreased as a percent of sales to 20% in 1996 from 21% in 1995 due to efficiencies resulting from investments made under the Strategic Plan. The Company incurred $28,770,000 in advertising and consumer promotion expenses during 1996 as compared with $39,971,000 in 1995. The approximate $11,000,000 decrease was largely offset by an increase in trade promotion expense. The Company regularly adjusts its levels of advertising and promotion spending in an effort to enhance long-term profitability.

    Interest expense was $364,000, or 4%, lower than in 1995 due to conversion of the convertible subordinated debentures into redeemable convertible Series B preferred stock during the third quarter of 1995. This decrease was partially offset by interest expenses from the issuance of senior notes, the completion of a lease transaction and higher average borrowings on the Company's line of credit during 1996. (See Note 7 of Notes to Consolidated Financial Statements.)

    During 1996, the Company acquired the remaining 50.3% of the outstanding common stock of M-K-D. During 1996, M-K-D's sales, cost of sales and selling, general and administrative expenses after eliminating intercompany transactions were $45,294,000, $26,514,000 and $15,736,000, respectively. These results have been consolidated for the year in the Company's financial statements. (See Note 5 of Notes to Consolidated Financial Statements.)

    The Company recorded certain transactions during the year which had the effect of increasing net income by $3,538,000, or $0.27 per common share. (See
Note 14 of Notes to Consolidated Financial Statements.) These sources of income are largely non-recurring and as such may not be available in future periods. Furthermore, one of these transactions, the volume discount sale, will have the effect of reducing sales and operating results in the first half of 1997.

MANAGEMENT'S DISCUSSION AND ANALYSIS


    The Company anticipates that the earnings benefits expected under the Strategic Plan will be achieved in 1997 and future years. However, no assurance can be given that these expectations relative to future market share and earnings benefits of the strategy will be achieved. The success of the strategy will depend upon, among other things, consumer purchase responsiveness to the increased marketing expenditures, competitors' marketing responses, market conditions affecting the price of the Company's products, commodity costs and efficiencies achieved in manufacturing and distribution operations.


FISCAL 1995 COMPARED WITH FISCAL 1994

In response to the Strategic Plan, dollar market share grew from 11.7% at the end of 1994 to 13.4% for the fourth quarter of 1995. Consolidated net sales for fiscal 1995 increased 20% (net sales increased 23% when adjusting for 52 weeks in fiscal 1995 and 53 weeks in 1994) to $678,797,000 from the $564,372,000 achieved in 1994. Sales of the Company's branded products increased 20%. This growth was led by Dreyer's and Edy's Fat Free Ice Cream and Grand Ice Cream as well as the new products of Low Fat Ice Cream and the revitalized Sherbet line introduced in 1995. Sales of partner brands increased 22%, led by sales of frozen novelty and ice cream products from Nestle Ice Cream Company introduced in 1995. Sales of partner brands represented 34% of consolidated net sales in both 1995 and 1994. The effect of price increases was not significant in 1995.

    During 1995, the Company expanded its direct-store-delivery system into 16 new markets. The expenses associated with this expansion effort were the primary cause of a decrease in gross margin from 24.0% in 1994 to 21.8% for 1995, resulting in a 24%, or $101,782,000, increase in cost of goods sold over 1994. The gross margin was affected to a lesser extent by the Company's continued development of its Grand Soft business, including significantly enhanced manufacturing, equipment service and financing capabilities.

    Advertising and consumer promotion spending continued at the annual rate of approximately $40,000,000 during 1995. The Company increased its level of trade promotion spending during 1995 by approximately $14,000,000 due principally to the initial introduction of the Company's products in new markets. This increase in promotion spending was the primary factor in the $16,145,000 growth in selling, general and administrative expenses between 1994 and 1995. Interest expense increased $669,000, or 7%, principally due to higher borrowings under the Company's revolving line of credit.


FISCAL 1994 COMPARED WITH FISCAL 1993

In the first partial year of the implementation of the Strategic Plan, the Company's consolidated net sales for 1994 increased 20% (net sales increased 18% when adjusting for 53 weeks in fiscal 1994 and 52 weeks in 1993) to $564,372,000, compared with $470,665,000 in 1993. Driven by substantially higher advertising and consumer promotion spending under the Strategic Plan, sales of the Company's branded products increased 22%. Dreyer's and Edy's Frozen Yogurt and Grand Ice Cream led this increase followed by the contribution from the Company's novelty products. The increase in sales of Healthy Choice(R) low fat ice cream from ConAgra, Inc. was the primary factor in the partner brand sales increase of 12% over the prior year. Partner brands represented 34% of consolidated net sales as compared to 36% in 1993. The effect of price increases was not significant in 1994.

    Cost of goods sold increased $72,542,000, or 20%, over 1993. Gross margin, however, decreased slightly from 24.3% to 24.0% primarily due to the additional expenses associated with introducing the Company's product line and expansion of the distribution system in the Texas and New England markets as well as in several markets in the southern United States. The effect of these expenses on gross margin was partially offset by a higher proportion of Company products, which carry a higher margin than partner brands.

    The implementation of the Strategic Plan required an increase in overall marketing expenses of $40,501,000, leading to a 59%, or $47,166,000, increase in selling, general and administrative expenses over those incurred in 1993. Interest expense was $1,440,000, or 18%, higher than in 1993 due primarily to the issuance of the convertible subordinated debentures in the second quarter of 1993.

    As anticipated and announced, the implementation of the Strategic Plan described above resulted in a net income of $1,001,000 for 1994 as compared with $16,789,000 for 1993.

TAX PROVISIONS

The Company's income tax provisions differ from tax provisions calculated at the federal statutory tax rate primarily due to state income taxes and the reversal of income taxes provided in prior periods. (See Note 6 of Notes to Consolidated Financial Statements.)

MANAGEMENT'S DISCUSSION AND ANALYSIS


SEASONALITY

The Company experiences more demand for its products during the spring and summer than during the fall and winter. (See Note 16 of Notes to Consolidated Financial Statements.)


EFFECTS OF INFLATION AND CHANGING PRICES

The largest component of the Company's cost of production is raw materials, principally dairy products and sugar. Historically, the Company has been able to compensate for increases in the price level of these commodities through manufacturing and distribution operating efficiencies. During 1996, unusually high dairy raw materials costs negatively impacted gross profit by $8,140,000. However, these costs were offset by price increases and productivity gains. Other cost increases such as labor and general and administrative costs have also been offset by productivity gains and other operating efficiencies.


LIQUIDITY AND CAPITAL RESOURCES

The Company's operations provided cash flow of $33,260,000 during 1996 compared with $(1,321,000) cash used in 1995 and $25,921,000 cash provided by operations during 1994. Working capital of the Company increased to $70,136,000 compared with $69,361,000 and $48,403,000 during 1995 and 1994, respectively.

    Refer to the Consolidated Statement of Cash Flows for the components of increases and decreases in cash and cash equivalents for the three year period ended December 28, 1996.

    The Company continued to expand its manufacturing capacity and direct-store-delivery distribution system through investments of $58,470,000 in property, plant and equipment during 1996 compared with $39,437,000 and $31,568,000 during 1995 and 1994, respectively. The Company plans to spend approximately $30,000,000 during 1997 on property, plant and equipment primarily for further expansion of its manufacturing capacity and construction of distribution facilities. It is anticipated that these additions will be largely financed through internally generated funds and borrowings.

    During 1996, the Company acquired the remaining 50.3% of the outstanding common stock of M-K-D for 320,000 newly issued shares of the Company's common stock having a value of $10,800,000. (See Note 5 of Notes to Consolidated Financial Statements.) During 1994, the Company entered into a long-term distribution agreement with Sunbelt Distributors, Inc., the leading independent direct-store-delivery ice cream distributor in Texas. (See Note 5 of Notes to Consolidated Financial Statements.)

    The Company's inventory is maintained at the same general level relative to sales throughout the year by changing production and purchasing schedules to meet demand. The ratio of inventory to sales typically does not vary significantly from year to year.

    The Company's cash flows from financing activities were $28,513,000 during 1996 compared with $44,948,000 and $21,907,000 during 1995 and 1994, respectively. Proceeds from the issuance of senior notes and the completion of a lease transaction involving a large majority of its direct-store-delivery truck fleet for $26,000,000 provided cash used for investments in property, plant and equipment and to reduce borrowing on the Company's long-term line of credit during 1996. (See Note 7 of Notes to Consolidated Financial Statements.) During 1995, the Company converted $100,752,000 of convertible subordinated debentures into 1,008,000 shares of redeemable convertible Series B preferred stock, redeemable on June 30, 2001. (See Note 9 of Notes to Consolidated Financial Statements.) During 1994, the Company completed a transaction with an affiliate of Nestle USA, Inc. (Nestle), whereby Nestle purchased 3,000,000 newly issued shares of common stock of the Company for $32 per share and warrants to purchase an additional 2,000,000 shares at an exercise price of $32 per share. Total proceeds from the issuance of the shares and warrants was $106,000,000. (See
Note 10 of Notes to Consolidated Financial Statements.)

    During 1994, the Company implemented a plan to repurchase up to 5,000,000 shares of common stock through open market purchases and negotiated transactions (the Stock Repurchase Plan). This plan was completed during 1995. The Company repurchased and retired 1,291,000 and 3,709,000 of its common stock under the Stock Repurchase Plan during 1995 and 1994, respectively.

    As of year-end 1996, the Company had $4,134,000 in cash and cash equivalents, and an unused credit line of $99,300,000. The Company believes that its credit line, along with its liquid resources, internally generated cash and financing capacity are adequate to meet anticipated operating and capital requirements.