Form 10-K, Exhibit 13
period 1997-12-27
DREYERS GRAND ICE CREAM INC
filed 1998-03-27
CIK 352305

                                                                EXHIBIT 13

                                                  DREYER'S GRAND ICE CREAM, INC.
                                                              1997 ANNUAL REPORT

CONSOLIDATED STATEMENT OF INCOME

                                                                             YEAR ENDED
                                                           -------------------------------------------
($ in thousands, except per share amounts)                 Dec. 27, 1997  Dec. 28, 1996  Dec. 30, 1995
------------------------------------------------------------------------------------------------------
Revenues:
   Net sales                                                   $ 970,097     $ 791,841     $ 678,797
   Other income                                                    2,994         4,354         2,255
------------------------------------------------------------------------------------------------------
                                                                 973,091       796,195       681,052
------------------------------------------------------------------------------------------------------

Costs and expenses:
   Cost of goods sold                                            764,551       629,285       530,561
   Selling, general and administrative                           183,390       146,003       143,090
   Interest, net of interest capitalized                          10,695         9,548         9,912
------------------------------------------------------------------------------------------------------
                                                                 958,636       784,836       683,563
------------------------------------------------------------------------------------------------------

Income (loss) before income taxes and cumulative effect
   of change in accounting principle                              14,455        11,359        (2,511)
Income tax provision (benefit)                                     5,681         4,362          (987)
------------------------------------------------------------------------------------------------------

Income (loss) before cumulative effect of change in
   accounting principle                                            8,774         6,997        (1,524)
Cumulative effect of change in accounting principle                  746
------------------------------------------------------------------------------------------------------

Net income (loss)                                                  8,028         6,997        (1,524)

Accretion of preferred stock to redemption value                     424           424           168
Preferred stock dividends                                          3,636         4,573         1,804
------------------------------------------------------------------------------------------------------
Net income (loss) applicable to common stock                   $   3,968     $   2,000     $  (3,496)
======================================================================================================

Net income (loss) per common share:
   Basic:
       Income (loss) before cumulative effect of change in
          accounting principle                                 $     .18     $     .08     $    (.13)
       Cumulative effect of change in accounting principle           .03
------------------------------------------------------------------------------------------------------
       Net income (loss) per common share                      $     .15     $     .08     $    (.13)
======================================================================================================

   Diluted:
       Income (loss) before cumulative effect of change in
          accounting principle                                 $     .17     $     .07     $    (.13)
       Cumulative effect of change in accounting principle           .03
------------------------------------------------------------------------------------------------------
       Net income (loss) per common share                      $     .14     $     .07     $    (.13)
======================================================================================================

See accompanying Notes to Consolidated Financial Statements

                                                  DREYER'S GRAND ICE CREAM, INC.
                                                              1997 ANNUAL REPORT

CONSOLIDATED BALANCE SHEET


($ in thousands, except per share amounts)                           DEC. 27, 1997  DEC. 28, 1996
-------------------------------------------------------------------------------------------------
Assets
Current Assets:
    Cash and cash equivalents                                             $  3,626     $  4,134
    Trade accounts receivable, net of allowance for doubtful accounts
       of $710 in 1997 and $755 in 1996                                     82,011       73,053
    Other accounts receivable                                               16,527       13,638
    Inventories                                                             49,720       40,760
    Prepaid expenses and other                                              14,416       13,652
-----------------------------------------------------------------------------------------------

    Total current assets                                                   166,300      145,237
Property, plant and equipment, net                                         232,826      225,038
Goodwill and distribution rights, net of accumulated amortization
    of $19,817 in 1997 and $16,616 in 1996                                  89,932       92,010
Other assets                                                                13,740       16,622
-----------------------------------------------------------------------------------------------

Total assets                                                              $502,798     $478,907
===============================================================================================

Liabilities and Stockholders' Equity
Current Liabilities:
    Accounts payable and accrued liabilities                              $ 57,037     $ 48,391
    Accrued payroll and employee benefits                                   22,323       18,198
    Current portion of long-term debt                                        8,364        8,512
-----------------------------------------------------------------------------------------------

    Total current liabilities                                               87,724       75,101
Long-term debt, less current portion                                       165,913      163,135
Deferred income taxes                                                       40,591       37,802
-----------------------------------------------------------------------------------------------

Total liabilities                                                          294,228      276,038
-----------------------------------------------------------------------------------------------

Commitments and contingencies
Redeemable convertible preferred stock, $1 par value --
    1,008,000 shares authorized; 1,008,000 shares issued
    and outstanding in 1997 and 1996                                        99,230       98,806
-----------------------------------------------------------------------------------------------

Stockholders' Equity:
    Preferred stock, $1 par value -- 8,992,000 shares authorized;
       no shares issued or outstanding in 1997 and 1996
    Common stock, $1 par value -- 60,000,000 shares authorized;
       27,020,000 shares and 13,345,000 shares issued and
       outstanding in 1997 and 1996, respectively                           27,020       13,345
    Capital in excess of par                                                42,822       51,956
    Retained earnings                                                       39,498       38,762
-----------------------------------------------------------------------------------------------

Total stockholders' equity                                                 109,340      104,063
-----------------------------------------------------------------------------------------------

Total liabilities and stockholders' equity                                $502,798     $478,907
===============================================================================================


See accompanying Notes to Consolidated Financial Statements

                                                  DREYER'S GRAND ICE CREAM, INC.
                                                              1997 ANNUAL REPORT

CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

                                                       COMMON STOCK                CAPITAL
                                                  ---------------------            IN EXCESS         RETAINED
(In thousands)                                    SHARES         AMOUNT            OF PAR            EARNINGS         TOTAL
------------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 1994                      14,064         $ 14,064          $ 75,257          $ 46,600        $135,921
   Net loss for 1995                                                                                   (1,524)         (1,524)
   Accretion of preferred stock to
       redemption value                                                                                  (168)           (168)
   Preferred stock dividends declared                                                                  (1,804)         (1,804)
   Common stock dividends declared                                                                     (3,140)         (3,140)
   Repurchases and retirements
       of common stock                            (1,319)          (1,319)          (39,202)                          (40,521)
   Employee stock plans and other                    184              184             3,315                             3,499
------------------------------------------------------------------------------------------------------------------------------

Balance at December 30, 1995                      12,929           12,929            39,370            39,964          92,263
   Net income for 1996                                                                                  6,997           6,997
   Accretion of preferred stock to
       redemption value                                                                                  (424)           (424)
   Preferred stock dividends declared                                                                  (4,573)         (4,573)
   Common stock dividends declared                                                                     (3,202)         (3,202)
   Repurchases and retirements
       of common stock                                (9)              (9)             (253)                             (262)
   Employee stock plans and other                    105              105             2,359                             2,464
   Common stock issued in acquisition of
       M-K-D Distributors, Inc.                      320              320            10,480                            10,800
------------------------------------------------------------------------------------------------------------------------------

Balance at December 28, 1996                      13,345           13,345            51,956            38,762         104,063
   Net income for 1997                                                                                  8,028           8,028
   Accretion of preferred stock to
       redemption value                                                                                 (424)            (424)
   Preferred stock dividends declared                                                                  (3,636)         (3,636)
   Common stock dividends declared                                                                     (3,232)         (3,232)
   Repurchases and retirements
       of common stock                                (7)              (7)            (268)                              (275)
   Employee stock plans and other                    177              177             4,639                             4,816
   Common stock split                             13,505           13,505           (13,505)
------------------------------------------------------------------------------------------------------------------------------

Balance at December 27, 1997                      27,020         $ 27,020          $ 42,822          $ 39,498        $109,340
==============================================================================================================================


See accompanying Notes to Consolidated Financial Statements

                                                  DREYER'S GRAND ICE CREAM, INC.
                                                              1997 ANNUAL REPORT

CONSOLIDATED STATEMENT
OF CASH FLOWS


                                                                                     YEAR ENDED
                                                                  ------------------------------------------------------
($ in thousands)                                                  DEC. 27, 1997      DEC. 28, 1996         DEC. 30, 1995
------------------------------------------------------------------------------------------------------------------------
Cash flows from operating activities:
Net income (loss)                                                      $  8,028           $   6,997             $ (1,524)
Adjustments to reconcile net income (loss) to cash flows
    from operations:
       Depreciation and amortization                                     31,946              27,549               20,568
       Deferred income taxes                                              1,846               2,364                2,058
       Cumulative effect of change in accounting principle                  746
       Changes in assets and liabilities,
         net of amounts acquired:
           Trade accounts receivable                                     (8,958)             (7,664)             (11,779)
           Other accounts receivable                                     (2,889)                809              (12,829)
           Inventories                                                   (8,960)             (5,389)              (4,120)
           Prepaid expenses and other                                     3,545               3,116               (1,998)
           Accounts payable and accrued liabilities                       9,611               6,555                5,470
           Accrued payroll and employee benefits                          4,125              (1,077)               2,833
-------------------------------------------------------------------------------------------------------------------------
                                                                         39,040              33,260               (1,321)
------------------------------------------------------------------------------------------------------------------------
Cash flows from investing activities:
    Acquisition of property, plant and equipment                        (38,470)            (58,470)             (39,437)
    Retirement of property, plant and equipment                             677               2,152                  590
    Increase in goodwill and distribution rights                           (146)               (772)              (1,959)
    Increase in other assets                                               (947)             (3,600)              (6,104)
------------------------------------------------------------------------------------------------------------------------
                                                                        (38,886)            (60,690)             (46,910)
------------------------------------------------------------------------------------------------------------------------
Cash flows from financing activities:
    Proceeds from long-term debt                                         11,700              76,000               91,500
    Reductions in long-term debt                                         (9,070)            (43,858)              (4,500)
    Issuance of common stock under employee stock plans                   4,816               2,464                3,499
    Repurchases of common stock                                            (275)               (262)             (40,521)
    Cash dividends paid                                                  (7,833)             (5,831)              (5,030)
------------------------------------------------------------------------------------------------------------------------
                                                                           (662)             28,513               44,948
------------------------------------------------------------------------------------------------------------------------
(Decrease) increase in cash and cash equivalents                           (508)              1,083               (3,283)
Cash and cash equivalents, beginning of year                              4,134               3,051                6,334
------------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents, end of year                                 $  3,626            $  4,134             $  3,051
========================================================================================================================

Supplemental Cash Flow Information
    Cash paid during the year for:
       Interest (net of amounts capitalized)                           $ 10,634            $  8,856             $  9,738
       Income taxes (net of refunds)                                      1,070                 398                2,172
    Non-cash transactions:
       Acquisition of M-K-D Distributors, Inc.                                               10,800
       Conversion of convertible subordinated debentures
           into redeemable convertible preferred stock                                                           100,752


See accompanying Notes to Consolidated Financial Statements

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS

                                                  DREYER'S GRAND ICE CREAM, INC.
                                                              1997 ANNUAL REPORT
--------------------------------------------------------------------------------
Note 1       Operations

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

Fiscal Year

The Company's fiscal year is a fifty-two or fifty-three week period ending on the last Saturday in December. Fiscal years 1997, 1996 and 1995 each consisted of fifty-two weeks.

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

Financial Statement Presentation

Certain reclassifications have been made to prior years' financial statements to conform to the 1997 presentation.

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

Preoperating Costs

Preoperating costs incurred during the construction and start-up of new manufacturing and distribution facilities are capitalized and amortized over three years. During 1996, the Company capitalized $2,710,000 of preoperating costs associated with the start-up of its Houston, Texas manufacturing facility. The Company's unamortized preoperating cost balance was $1,623,000 and $2,492,000 at December 27, 1997 and December 28, 1996, respectively.

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

Advertising Costs

The Company defers production costs for media advertising and expenses these costs in the period the advertisement is first run. All other advertising costs are expensed as incurred. Advertising expense, including consumer promotion spending, was $28,849,000, $28,770,000 and $39,971,000 in 1997, 1996 and 1995,
respectively.

Income Taxes

Income taxes are accounted for using the liability method. Under this method, deferred tax liabilities and assets are recognized for the tax consequences of temporary differences between the financial reporting and tax basis of assets and liabilities.

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS

                                                  DREYER'S GRAND ICE CREAM, INC.
                                                              1997 ANNUAL REPORT
--------------------------------------------------------------------------------
Accounting for Stock-Based Compensation

The Company measures compensation cost for employee stock options and similar equity instruments using the intrinsic value-based method of accounting.

Cumulative Effect of Change in Accounting Principle

On November 20, 1997, the Financial Accounting Standards Board's Emerging Issues Task Force issued a pronouncement requiring that reengineering costs be expensed as incurred. Furthermore, the pronouncement requires that all previously unamortized capitalized reengineering costs be written off and treated as a cumulative effect of a change in accounting principle as of the beginning of the quarter including November 20, 1997. In connection with this pronouncement, the Company recorded an after-tax charge of $746,000 during the fourth quarter of 1997.

Net Income (Loss) Per Common Share

The Company adopted the provisions of Statement of Financial Accounting Standards No. 128 "Earnings per Share" (SFAS No. 128) as of the beginning of the fourth quarter of 1997. SFAS No. 128 required the Company to replace its traditional earnings per share (EPS) disclosures with a dual presentation of basic and diluted EPS and to restate all prior EPS data presented. The reconciliations of the numerators and denominators used in the basic and diluted computations are as follows:


                                                                               Income          Shares      Per Share
(In thousands, except per share amounts)                                   (Numerator)   (Denominator)        Amount
--------------------------------------------------------------------------------------------------------------------
1997:
Income before cumulative effect of change in accounting principle             $ 8,774
Less: Preferred stock dividends and accretion                                   4,060
-------------------------------------------------------------------------------------
Basic: Income available to common stockholders                                  4,714          26,872           $.18
                                                                                                                ====
Effect of dilutive securities:
    Stock options                                                                               1,096
    Stock warrants                                                                                500
-----------------------------------------------------------------------------------------------------
Diluted: Income available to common stockholders                              $ 4,714          28,468           $.17
====================================================================================================================


1996:
Income before cumulative effect of change in accounting principle             $ 6,997
Less: Preferred stock dividends and accretion                                   4,997
-------------------------------------------------------------------------------------
Basic: Income available to common stockholders                                  2,000          26,496           $.08
                                                                                                                ====
Effect of dilutive securities:
    Stock options                                                                                 214
-----------------------------------------------------------------------------------------------------
Diluted: Income available to common stockholders                              $ 2,000          26,710           $.07
====================================================================================================================


    The effect of potentially dilutive securities was anti-dilutive during 1995 due to the Company's net loss. Accordingly, 1995 basic and diluted net loss per common share use the same denominator of 26,570,000 shares. The effect of the Company's redeemable convertible preferred stock was anti-dilutive for fiscal years 1997 and 1996 and, accordingly, is not included in the calculations. The effect of the Company's stock warrants was anti-dilutive for fiscal year 1996 and, accordingly, is not included in the calculation.

Note 3   Inventories

Inventories at December 27, 1997 and December 28, 1996 consisted of the following:


-------------------------------------------------------------------
(In thousands)                                  1997           1996
-------------------------------------------------------------------
Raw materials                                $ 7,411        $ 5,361
Finished goods                                42,309         35,399
-------------------------------------------------------------------
                                             $49,720        $40,760
===================================================================

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS
                                                  DREYER'S GRAND ICE CREAM, INC.
                                                              1997 ANNUAL REPORT
--------------------------------------------------------------------------------
Note 4   Property, Plant and Equipment
--------------------------------------------------------------------------------
Property, plant and equipment at December 27, 1997 and December 28, 1996 consisted of the following:


(In thousands)                                1997           1996
-----------------------------------------------------------------
Buildings and improvements                $ 84,409       $ 84,732
Machinery and equipment                    181,628        168,417
Capital leased assets                       18,993         17,463
Office furniture and fixtures                6,484          7,778
-----------------------------------------------------------------
                                           291,514        278,390
Less: Accumulated depreciation             112,839         88,342
-----------------------------------------------------------------
                                           178,675        190,048
Land                                        11,838         12,190
Construction in progress                    42,313         22,800
-----------------------------------------------------------------
                                          $232,826       $225,038
=================================================================

    Accumulated amortization of the Company's capital leased assets was $5,837,000 and $2,260,000 at December 27, 1997 and December 28, 1996,
respectively.

    Interest capitalized was $2,254,000, $2,627,000 and $2,288,000 in 1997,
1996 and 1995, respectively.

    Depreciation expense for property, plant and equipment, including capital leased assets, was $27,799,000, $23,510,000 and $16,412,000 in 1997, 1996 and
1995, respectively.

    Construction in progress at December 27, 1997 included $29,130,000 of costs associated with expansion of manufacturing and distribution capacity.

NOTE 5       GOODWILL AND DISTRIBUTION RIGHTS
--------------------------------------------------------------------------------
On March 27, 1996, the Company acquired the remaining 50.3% of the outstanding common stock of M-K-D Distributors, Inc. (M-K-D) for 320,000 newly issued shares of the Company's common stock(*) having a value of $10,800,000. The acquisition was accounted for as a purchase and the amount by which the purchase price exceeded the fair value of the net identifiable assets acquired of $8,144,000 has been recorded as goodwill and distribution rights. The Company has consolidated the results of operations of M-K-D since the beginning of fiscal 1996. That portion of M-K-D's 1996 pre-acquisition earnings before income taxes which was attributable to the former stockholders' interest, approximately $148,000, was recorded as a charge to selling, general and administrative expenses.

    Prior to 1996, the Company accounted for its 49.7% ownership of M-K-D using the equity method. The Company's equity in the earnings of M-K-D was $779,000 in 1995. The Company's sales of its branded products to M-K-D were $25,174,000 in 1995.

    Summarized financial information for M-K-D was as follows:

-----------------------------------------------------------------
(In thousands)                                               1995
                                                          --------
Net sales                                                 $74,219
Gross profit                                               15,316
Net income                                                  1,687
-----------------------------------------------------------------

(*) The share information is presented before the effect of the 1997 common stock split. (See Note 10).





















NOTE 6       INCOME TAXES
--------------------------------------------------------------------------------
The provision (benefit) for federal and state income taxes consisted of the following:


------------------------------------------------------------------
(In thousands)                 1997           1996           1995
                             -------------------------------------
Current:
    Federal                  $3,644         $1,683         $(3,045)
    State                       191            315
------------------------------------------------------------------
                              3,835          1,998          (3,045)
------------------------------------------------------------------
Deferred:
    Federal                   1,267          2,003           2,127
    State                       579            361             (69)
------------------------------------------------------------------
                              1,846          2,364           2,058
------------------------------------------------------------------
                             $5,681         $4,362         $  (987)
==================================================================

    The cumulative effect of change in accounting principle of $746,000 is net of an income tax benefit of $484,000, comprised of federal and state income taxes, which is not reflected in the above table.

    The deferred income tax liability as of December 27, 1997 and December 28, 1996 consisted of the following:


(In thousands)                                1997          1996
-----------------------------------------------------------------
Depreciation                               $19,814        $16,897
Intangible assets and
    related amortization                    15,773         16,124
Deferred costs                               4,063          3,401
Other                                          941          1,380
-----------------------------------------------------------------
                                           $40,591        $37,802
=================================================================

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS

                                                  DREYER'S GRAND ICE CREAM, INC.
                                                              1997 ANNUAL REPORT

    The federal statutory income tax rate is reconciled to the Company's effective income tax rate as follows:


                              1997           1996             1995
------------------------------------------------------------------
Federal statutory
    income tax rate           35.0%          35.0%           (35.0)%
State income taxes,
    net of federal
    tax benefit                3.5            3.9             (1.7)
Reversal of income
    taxes provided in
    prior periods                            (3.7)            (5.8)
Other                          0.8            3.2              3.2
------------------------------------------------------------------
                              39.3%          38.4%           (39.3)%
==================================================================


NOTE 7 LONG-TERM DEBT
--------------------------------------------------------------------------------
Long-term debt at December 27, 1997 and December 28, 1996 consisted of the following:


(In thousands)                                1997            1996
------------------------------------------------------------------
Revolving line of credit with
    banks, due 1999 with interest
    payable at three different
    rate options                          $ 87,400        $ 75,700
Senior notes, with principal due
    through 2008 and interest
    payable semiannually at
    three different interest rates          50,000          50,000
Capital lease obligation, with
    payments due through 2000
    and interest payable
    quarterly at a floating rate            18,177          23,647
Senior notes, with principal due
    through 2001 and interest
    payable semiannually at 9.3%            14,200          17,800
Industrial revenue bonds, with
    principal due through 2001
    and interest payable quarterly
    at a floating rate based upon
    a tax-exempt note index                  4,500           4,500
------------------------------------------------------------------
                                           174,277         171,647
Less: Current portion                        8,364           8,512
------------------------------------------------------------------
                                          $165,913        $163,135
==================================================================


    The aggregate annual maturities of long-term debt, including capital lease obligation, as of December 27, 1997 are as follows:


(In thousands)
-----------------------------------------------------------------
Year ending:
    1998                                                 $  8,364
    1999                                                   95,747
    2000                                                   19,409
    2001                                                   15,043
    2002                                                    7,143
    Later years                                            28,571
-----------------------------------------------------------------
    Total                                                $174,277
=================================================================


Line of Credit

The Company has a credit agreement with certain banks for a total revolving line of credit of $150,000,000. The total available line of credit decreases by $25,000,000 on December 31, 1998 and expires on December 31, 1999. This line is available at three different interest rate options which are defined as the agent bank's offshore rate, same day funding rate, plus an applicable margin, or the bank's reference rate. The interest rate on the line of credit was 6.39% at December 27, 1997. At December 27, 1997, there was $87,400,000 outstanding under the line.

Senior Notes

On June 6, 1996, the Company completed a private placement of $50,000,000 of senior notes, due 2000 through 2008. Proceeds from the senior notes were used to repay a portion of existing borrowings under the Company's line of credit and to fund capital expenditures. Interest on the notes ranges from 7.68% to 8.34% and is payable semi-annually.

Lease Transaction

On March 29, 1996, the Company entered into a capital lease transaction involving a majority of its direct-store-delivery truck fleet. The $26,000,000 proceeds received by the Company from the lease transaction were used to repay a portion of existing borrowings under the Company's line of credit and to fund capital expenditures. The interest rate on the capital lease obligation was 6.25% at December 27, 1997. The four-year lease has been classified as a capital lease and the related assets are recorded in property, plant and equipment.

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS
                                                  DREYER'S GRAND ICE CREAM, INC.
                                                              1997 ANNUAL REPORT
--------------------------------------------------------------------------------
    The excess of the lease transaction proceeds over the carrying value of the fleet of approximately $9,095,000 was deferred and netted against the carrying value of the capital leased assets. This deferred gain is being credited to income in proportion to the amortization of the capital leased assets.

Fair Value of Financial Instruments

As of December 27, 1997 and December 28, 1996, the fair value of the Company's long-term debt was determined to approximate the carrying amount. The fair value was based on quoted market prices for the same or similar issues or on the current rates offered to the Company for a term equal to the same remaining maturities. It is not practicable to estimate the fair value of the redeemable convertible preferred stock due to the unique terms and conditions of these securities.

    The Company is subject to the requirements of various financial covenants, including dividend restrictions, under its long-term debt obligations.


NOTE 8       LEASING ARRANGEMENTS
--------------------------------------------------------------------------------
The Company conducts certain of its operations from leased facilities, which include land and buildings, production equipment, and certain vehicles. All of these leases expire over a period of twenty-five years including renewal options. Certain of these leases include non-bargain purchase options.

    The minimum rental payments required under non-cancelable leases at December 27, 1997 are as follows:


(In thousands)                             Capital       Operating
------------------------------------------------------------------
Year ending:
    1998                                   $ 5,826         $ 3,475
    1999                                     5,491           2,650
    2000                                     8,812           1,962
    2001                                                     1,377
    2002                                                     1,043
    Later years                                              3,683
------------------------------------------------------------------
                                            20,129         $14,190
                                                           =======
Less: Amounts representing
    interest                                 1,952
--------------------------------------------------
Present value of minimum
    lease payments                          18,177
Less: Current portion                        4,764
--------------------------------------------------
                                           $13,413
==================================================


    Rental expense for operating leases was $13,994,000, $11,665,000 and $12,824,000 in 1997, 1996 and 1995, respectively.


NOTE 9         REDEEMABLE CONVERTIBLE
               PREFERRED STOCK
--------------------------------------------------------------------------------
On August 8, 1995, the Company converted $100,752,000 of 6.25% convertible subordinated debentures into 1,008,000 shares of redeemable convertible Series B preferred stock (Series B), redeemable on June 30, 2001. On the conversion date, $2,538,000 of unamortized debenture issuance costs were charged against the carrying value of the debentures to arrive at the carrying value of $98,214,000 for this preferred stock. The Company is recording accretion to increase the carrying value to the redemption value of $100,752,000 by June 30, 2001.

    On October 3, 1997, the Series B preferred stock was converted into a total of 1,008,000 shares of redeemable convertible Series A preferred stock (Series
A), redeemable on June 30, 2001. The Series A preferred stock is convertible, under certain conditions, at an initial conversion price of $17.37 into a total of 5,800,000 shares of common stock. Series A preferred stock can be called by the Company for early redemption, subject to certain limitations.

    In preference to shares of common stock, the Series A preferred stockholders are entitled to receive cumulative cash dividends, payable quarterly in arrears. Dividends on the Series A preferred stock are payable at a dividend rate equal to the amount they would receive as if the shares were converted into comparable shares of common stock. Series A preferred stockholders have common stock voting rights equal to the number of common shares into which their preferred stock is convertible.

NOTE 10        COMMON STOCK
--------------------------------------------------------------------------------
The Company paid a regular quarterly dividend of $.03 per share of common stock for each quarter of 1997, 1996 and 1995.

    During 1987, the Board of Directors declared a dividend of one Preferred Stock Purchase Right (the Rights) for each outstanding share of common stock. Under certain conditions, the Rights become exercisable for the purchase of the Company's preferred or common stock.

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS
                                                  DREYER'S GRAND ICE CREAM, INC.
                                                              1997 ANNUAL REPORT
--------------------------------------------------------------------------------
Common Stock Split

On November 18, 1997, the Company issued shares of common stock to holders of record on October 30, 1997 to effect a two-for-one common stock split. An amount equal to the par value of the common stock issued was transferred from capital in excess of par to common stock to reflect this split. Additionally, the number of shares, stock price per share, and earnings and dividends per share information appearing in these consolidated financial statements have been restated to reflect this stock split on a retroactive basis unless otherwise indicated.

Nestle Equity Issuance

Pursuant to an equity transaction (the Nestle Agreement) with an affiliate of Nestle USA, Inc. (Nestle), Nestle purchased 6,000,000 newly issued shares of common stock and warrants to purchase an additional 4,000,000 shares at an exercise price of $16 per share. Warrants for 2,000,000 shares expired unexercised on June 14, 1997 and warrants for the other 2,000,000 shares will expire on June 14, 1999.

    The Company has the right to cause Nestle to exercise the remaining warrants at any time through the warrant expiration date at $16 per share if the average trading price of the common stock exceeds $30 during a 130 trading day period preceding the exercise, subject to certain conditions. Furthermore, if the average trading price of the common stock equals or exceeds $30 during a 130 trading day period before June 14, 1999, Nestle will be required to pay an additional $1 for each share purchased and each share purchased upon exercise of the warrants.

    In connection with the Nestle Agreement, the Company entered into a distribution agreement with Nestle Ice Cream Company to distribute Nestle's frozen novelty and ice cream products in certain markets.

Common Stock Repurchases

During 1995, the Company repurchased and retired 1,291,000 shares of its common stock(*) at prices ranging from $25.38 to $34.25 per share(*) under a plan to repurchase up to 5,000,000 shares of common stock(*) through open market purchases and negotiated transactions. This plan was completed during 1995. Separately, during 1995 the Company repurchased and retired 28,000 shares of its common stock(*) at prices ranging from $24.50 to $38.50 per share(*) from employees who previously acquired shares under employee stock plans.


NOTE 11       EMPLOYEE BENEFIT PLANS
--------------------------------------------------------------------------------
The Company maintains a defined contribution retirement plan (pension plan) for employees not covered by collective bargaining agreements. The plan provides retirement and other benefits based upon the assets of the plan held by the trustee. The Company contributes 7% of the eligible participants' annual compensation to the plan. The Company also maintains a salary deferral plan under which it may make a matching contribution of a percentage of each participant's deferred salary amount.

    Pension expense and matching contributions under these plans were approximately $7,500,000, $7,683,000 and $7,202,000 in 1997, 1996 and 1995,
respectively. The Company's liability for accrued pension contributions and salary deferrals was $7,841,000 and $6,242,000 at December 27, 1997 and December 28, 1996, respectively.

    Pension expense for employees covered by multi-employer retirement plans under collective bargaining agreements was $1,056,000, $956,000 and $848,000 in 1997, 1996 and 1995, respectively.

NOTE 12       EMPLOYEE STOCK PLANS
--------------------------------------------------------------------------------
The Company offers to certain employees various stock option plans, a Section 423 employee stock purchase plan and an employee secured stock purchase plan.

Stock Option Plans

The Company has three stock option plans under which options may be granted for the purchase of the Company's common stock at a price not less than 100% of the fair market value at the date of grant. The incentive stock option plan (the 1982 Plan) provides that options are not exercisable until after two years from the date of grant and generally expire six years from the date of grant. The non-qualified stock option plan (the 1992 Plan) provides that options are not exercisable until after two years from the date of grant and expire upon death or termination of employment. In 1994, the stockholders approved an additional stock option plan (the 1993 Plan) under which granted options may be either incentive stock options or non-qualified stock options. This plan provides that options expire no later than ten years from the date of grant. This plan also provides that most of the terms of the options, such as vesting, are within the discretion of the compensation committee, composed of certain members of the Company's Board of Directors.

(*) The share information is presented before the effect of the 1997 common stock split. (See Note 10).

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS
                                                  DREYER'S GRAND ICE CREAM, INC.
                                                              1997 ANNUAL REPORT

    No compensation cost has been recognized for these stock option plans. If compensation cost for these plans had been determined based on the fair value at the grant dates, the Company's net income (loss) applicable to common stock and net income (loss) per common share on a pro forma basis would be as follows:


(In thousands,
except per share amounts)      1997           1996            1995
------------------------------------------------------------------
Net income (loss)
    applicable to
    common stock             $1,757           $249         $(4,111)
Net income (loss)
    per common share:
       Basic                    .07            .01            (.15)
       Diluted                  .06            .01            (.15)
------------------------------------------------------------------

    The Company used the Black-Scholes option pricing model to estimate the fair value of options granted during 1997, 1996 and 1995. The weighted average assumptions used to compute compensation cost in the above pro forma and to estimate the weighted average fair market value of options granted are as follows:


                                1997          1996           1995
-----------------------------------------------------------------
Risk-free interest rate        6.59%         5.96%          7.01%
Dividend yield                  .78%          .75%           .85%
Volatility                    31.51%        33.62%         34.24%
Expected term (years)           5.7           4.5            4.9
Weighted average
    fair market value         $6.07         $6.17          $5.60
-----------------------------------------------------------------


    Stock options exercisable were 1,719,000, 1,236,000 and 782,000 at year-end 1997, 1996 and 1995, respectively. These stock options were exercisable at a weighted average option price of $13.15, $13.06 and $12.35 for 1997, 1996 and 1995, respectively.

    The activity in the three stock option plans for each of the three years in the period ended December 27, 1997 is summarized below:


                                                        Options                                 Weighted
                                                      Available              Options       Average Price
(In thousands, except per share amounts)              for Grant          Outstanding           Per Share
--------------------------------------------------------------------------------------------------------
Balance, Dec. 31, 1994                                    1,782                2,108              $11.75
    Granted                                                (892)                 892               12.98
    Exercised                                                                   (240)               7.14
    Canceled                                                 30                  (30)
--------------------------------------------------------------------------------------------------------
Balance, Dec. 30, 1995                                      920                2,730               12.55
    Authorized                                            2,000
    Granted                                                (902)                 902               15.75
    Exercised                                                                   (106)               8.87
    Canceled                                                106                 (106)
--------------------------------------------------------------------------------------------------------
Balance, Dec. 28, 1996                                    2,124                3,420               13.49
    Granted                                                (932)                 932               15.35
    Exercised                                                                   (243)              12.58
    Canceled                                                143                 (143)
--------------------------------------------------------------------------------------------------------
Balance, Dec. 27, 1997                                    1,335                3,966              $13.97
========================================================================================================

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS
                                                  DREYER'S GRAND ICE CREAM, INC.
                                                              1997 ANNUAL REPORT


    Significant option groups outstanding at December 27, 1997 and related weighted average price per share and life information follows:


(In thousands, except per share amounts)
---------------------------------------------------------------------------------------------------------------------------
                                    Options Outstanding           Options Exercisable
                                --------------------------     ------------------------
                                                  Weighted                     Weighted                            Weighted
                                                   Average                      Average             Exercise        Average
                      Grant         Options       Exercise         Options     Exercise                Price      Remaining
Plan                   Year     Outstanding          Price     Exercisable        Price                Range    Life (Years)
---------------------------------------------------------------------------------------------------------------------------
1982 Plan              1992              86         $ 9.85              86       $ 9.85         $ 9.75-12.07            0.7
                       1993             145          12.96             114        12.94          12.38-15.07            1.4
1992 Plan              1992              87          11.27              87        11.27           9.75-14.63             NA
                       1993             477          13.83             386        13.83          12.38-14.69             NA
1993 Plan              1994             680          12.19             482        12.31          10.88-14.69            6.2
                       1995             782          13.05             319        13.11          12.66-16.13            7.2
                       1996             831          15.77             144        15.85          15.75-17.00            8.2
                       1997             878          15.36             101        15.55          15.19-19.75            9.2
---------------------------------------------------------------------------------------------------------------------------
Total                                 3,966                          1,719
===========================================================================================================================


Section 423 Employee Stock Purchase Plan

Under the section 423 employee stock purchase plan, employees may authorize payroll deductions up to 10% of their compensation for the purpose of acquiring shares at 85% of the market price determined at the beginning of a specified twelve month period. Under this plan, employees purchased 30,000 shares(*) at prices ranging from $24.65 to $25.93 per share(*) in 1997, 24,000 shares(*) at prices ranging from $22.00 to $32.94 per share(*) in 1996, and 40,000 shares(*) at prices ranging from $20.29 to $21.67 per share(*) in 1995. Compensation cost based on the fair value of the employees' purchase rights was not material in 1997, 1996 and 1995.

Employee Secured Stock Purchase Plan

Under the employee secured stock purchase plan (the Secured Plan), on specified dates, employees may purchase shares at fair market value by paying 20% of the purchase price in cash and the remaining 80% of the purchase price in the form of a non-recourse promissory note with a term of 30 years. Under this plan, employees purchased 20,000 shares(*) at prices ranging from $30.25 to $48.25 per share(*) in 1997, 28,000 shares(*) at prices ranging from $28.50 to $31.75 per share(*) in 1996, and 23,000 shares(*) at prices ranging from $25.28 to $39.50 per share(*) in 1995.


NOTE 13       INSURANCE SETTLEMENTS AND
              TRADEMARK SALE

During 1997 and 1996, the Company recorded several gains relating to claims filed under its insurance policies. These claims were primarily caused by the accidental releases of ammonia (refrigerant) into its manufacturing facilities which contaminated finished goods inventories. Under the Company's insurance policies, the Company is entitled to receive the value of the finished goods inventories at their normal selling price, plus expenses incurred in recovering from these accidents. These claims resulted in gains of $2,355,000 and $2,100,000 in 1997 and 1996, respectively, which were recorded as reductions in cost of goods sold.

    In December 1996, the Company sold trademark rights for the People's Republic of China, Hong Kong and Macau to a third-party independent distributor for $2,600,000. Also in December 1996, the Company recorded gross profit of $1,043,000 relating to the sale of a three to five month supply of its products to this same distributor.

    The 1997 insurance claims had the effect of increasing 1997 net income by $1,430,000, or $0.05 per diluted common share. The 1996 transactions, including gains from insurance claims, had the effect of increasing 1996 net income by $3,538,000, or $0.13 per diluted common share.


(*) The share information is presented before the effect of the 1997 common stock split. (See Note 10).

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS
                                                  DREYER'S GRAND ICE CREAM, INC.
                                                              1997 ANNUAL REPORT

NOTE 14       CONTINGENCIES

The Company is engaged in various legal actions as both plaintiff and defendant. Management believes that the outcome of these actions, either individually or in the aggregate, will not have a material adverse effect on the Company's financial position, results of operations or cash flows.


NOTE 15       SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)


------------------------------------------------------------------------------------------------------------------------------------
                                                                 Income
                                                          (Loss) Before
                                                             Cumulative          Cumulative         Net Income
                                                       Effect of Change    Effect of Change              (Loss)    Price Range Per
(In thousands,                   Net         Gross        in Accounting       in Accounting      Applicable to        Common Share
except per share amounts)      Sales        Margin            Principle(1)        Principle       Common Stock          (NASDAQ)(2)
------------------------------------------------------------------------------------------------------------------------------------
1997
1st Quarter                 $200,438      $ 38,187              $(1,300)                               $(1,300)       $14.50-17.25
2nd Quarter                  271,972        59,255                4,937                                  4,937         14.88-20.13
3rd Quarter                  286,256        65,641                3,715                                  3,715         18.75-27.50
4th Quarter                  211,431        42,463               (2,638)               $746             (3,384)        18.50-26.50
------------------------------------------------------------------------------------------------------------------------------------
                            $970,097      $205,546              $ 4,714                $746            $ 3,968
====================================================================================================================================
1996
1st Quarter                 $166,970      $ 32,309              $   434                                $   434        $13.94-18.88
2nd Quarter                  211,568        46,836                3,771                                  3,771         15.75-18.50
3rd Quarter                  234,644        51,657                2,055                                  2,055         12.50-16.13
4th Quarter                  178,659        31,754               (4,260)                                (4,260)        12.00-15.13
------------------------------------------------------------------------------------------------------------------------------------
                            $791,841      $162,556              $ 2,000                                $ 2,000
====================================================================================================================================


                         Basic Net Income (Loss) Per Common Share(2)                Diluted Net Income (Loss) Per Common Share(2)
                    -----------------------------------------------------    ------------------------------------------------------
                              Income                                                   Income
                       (Loss) Before                                            (Loss) Before
                          Cumulative           Cumulative                          Cumulative           Cumulative
                    Effect of Change     Effect of Change                    Effect of Change     Effect of Change
                       in Accounting        in Accounting      Net Income       in Accounting        in Accounting      Net Income
                         Principle(3)           Principle        (Loss)(3)        Principle(3)           Principle        (Loss)(3)
------------------------------------------------------------------------------------------------------------------------------------
1997
1st Quarter                    $(.05)                               $(.05)              $(.05)                               $(.05)
2nd Quarter                      .18                                  .18                 .18                                  .18
3rd Quarter                      .14                                  .14                 .13                                  .13
4th Quarter                     (.10)               $(.03)           (.13)               (.10)               $(.03)           (.13)

1996
1st Quarter                    $ .02                                $ .02               $ .02                                $ .02
2nd Quarter                      .14                                  .14                 .14                                  .14
3rd Quarter                      .08                                  .08                 .08                                  .08
4th Quarter                     (.16)                                (.16)               (.16)                                (.16)
------------------------------------------------------------------------------------------------------------------------------------


(1) Income (loss) has been reduced by preferred stock dividends and accretion of preferred stock to redemption value.

(2) Retroactively restated to reflect the effects of the common stock split in 1997.

(3) The number of weighted average shares outstanding used in the computation of net income (loss) per common share increases and decreases as shares are issued and repurchased during the year. For this reason, the sum of net income (loss) per common share for the quarters may not be the same as the net income (loss) per common share for the year.

REPORT OF INDEPENDENT ACCOUNTANTS

                                                  DREYER'S GRAND ICE CREAM, INC.
                                                              1997 ANNUAL REPORT

To the Board of Directors and Stockholders of Dreyer's Grand Ice Cream, Inc.

In our opinion, the accompanying consolidated balance sheet and the related consolidated statements of income, of changes in stockholders' equity and of cash flows present fairly, in all material respects, the financial position of Dreyer's Grand Ice Cream, Inc. and its subsidiaries at December 27, 1997 and December 28, 1996, and the results of their operations and their cash flows for each of the three years in the period ended December 27, 1997, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

    As discussed in Note 2 to the consolidated financial statements, the Company changed its method of accounting for reengineering costs in the fourth quarter of 1997.


PRICE WATERHOUSE LLP
San Francisco, California
February 19, 1998

FIVE-YEAR SUMMARY OF
SIGNIFICANT FINANCIAL DATA
                                                  DREYER'S GRAND ICE CREAM, INC.
                                                              1997 ANNUAL REPORT


                                                                            Fiscal Year Ended December
----------------------------------------------------------------------------------------------------------------------
(In thousands, except per share amounts)         1997            1996            1995             1994            1993
Operations:
   Net sales and other income               $ 973,091       $ 796,195       $ 681,052        $ 566,602       $ 471,790
   Income (loss) before cumulative
       effect of change in accounting
       principle                                8,774           6,997          (1,524)           1,001          16,789
   Net income (loss)                            8,028           6,997          (1,524)           1,001          16,789
   Net income (loss) applicable to
       common stock                             3,968           2,000          (3,496)           1,001          16,789


Per Common Share:
Basic:
   Income (loss) before cumulative
       effect of change in accounting
       principle(1)                               .18             .08            (.13)             .03             .57

   Net income (loss)(1)                           .15             .08            (.13)             .03             .57
Diluted:
   Income (loss) before cumulative
       effect of change in accounting
       principle(1)                               .17             .07            (.13)             .03             .57

   Net income (loss)(1)                           .14             .07            (.13)             .03             .57
Dividends declared(1)                             .12             .12             .12              .12             .12



Balance Sheet:
   Total assets                               502,798         478,907         414,105          362,026         322,275
   Working capital                             78,576          70,136          69,361           48,403          57,397
   Long-term debt, including
       convertible subordinated
       debentures                             165,913         163,135         134,000          146,852         139,627
   Redeemable convertible
       preferred stock                         99,230          98,806          98,382
   Stockholders' equity                       109,340         104,063          92,263          135,921         123,034
----------------------------------------------------------------------------------------------------------------------

(1) Retroactively restated to reflect the effects of the common stock split in 1997.

MANAGEMENT'S DISCUSSION
AND ANALYSIS
                                                  DREYER'S GRAND ICE CREAM, INC.
                                                              1997 ANNUAL REPORT


RESULTS OF OPERATIONS

Forward-Looking Statements

The Company may from time to time make written or oral forward-looking statements. Written forward-looking statements may appear in documents filed with the Securities and Exchange Commission, in press releases, and in reports to stockholders. The Private Securities Litigation Reform Act of 1995 contains a "safe harbor" for forward-looking statements upon which the Company relies in making such disclosures. In accordance with this "safe harbor" provision, we have identified that forward-looking statements are contained in this Annual Report. The Company undertakes no obligation to publicly revise these forward-looking statements to reflect subsequent events or circumstances.

    Also, in connection with this "safe harbor" provision, the Company identifies important factors that could cause the Company's actual results to differ materially from those contained in any forward-looking statement made by or on behalf of the Company. Any such statement is qualified by reference to the cautionary statements set forth below and in the Company's other filings with the Securities and Exchange Commission.

Common Stock Split

During 1997, the Company issued shares of common stock to effect a two-for-one common stock split. The number of shares, stock price per share, and earnings and dividends per share information appearing in this Management's Discussion and Analysis have been restated to reflect this stock split on a retroactive basis unless otherwise indicated. (See Note 10 of Notes to Consolidated Financial Statements.)

Earnings Per Share

The Company adopted the provisions of Statement of Financial Accounting Standards No. 128, "Earnings per Share"(SFAS No. 128) as of the beginning of the fourth quarter of 1997. SFAS No. 128 required the Company to replace its traditional earnings per share (EPS) disclosures with a dual presentation of basic and diluted EPS and to restate all prior EPS data presented. All EPS disclosures in this Management's Discussion and Analysis have been restated in accordance with SFAS No. 128. All EPS amounts disclosed in this section are diluted EPS, which reflects the impact of dilutive securities. (See Note 2 of Notes to Consolidated Financial Statements.)

The Strategic Plan

The Company embarked on a strategic plan (the Strategic Plan) during the second quarter of 1994 to accelerate sales of its brand throughout the country. The key elements of this plan are: 1) to build a high margin brand with a leading market share through effective consumer marketing activities, 2) to expand the Company's direct-store-delivery distribution network to national scale and leverage this capability with sophisticated information systems and 3) to introduce innovative new products. The potential benefits of the Strategic Plan are increased market share and future earnings above those levels that would be attained in the absence of the Strategic Plan.

    The Company continues to make significant progress against the key elements of the Strategic Plan. This progress has yielded a leading market share in a consolidating industry. The Company's direct-store-delivery system has now reached national scope and includes emerging category management and demand management capabilities. The Company has launched a wide range of new product initiatives. Following the national introduction of Whole Fruit Sorbet and Starbucks(R) Ice Cream, the Company has expanded its Dreyer's and Edy's Homemade brand from its test markets in the Southeast to a national roll-out. In light of these successes, the Company believes that the benefits under the Strategic Plan will be realized in future years. However, no assurance can be given that the expectations relative to future market share and earnings benefits of the strategy will be achieved. The realization of the benefits will depend upon, among other things, consumer purchase responsiveness to the Company's new products and increased marketing and promotion expenditures, competitors' marketing and promotion responses, market conditions affecting the price of the Company's products, commodity costs and efficiencies achieved in manufacturing and distribution operations.

    As originally announced, the Company anticipated that the cost of implementing the Strategic Plan would materially reduce earnings during the fiscal years of 1994 and 1995. For fiscal 1996, earnings improved to a net income of $6,997,000, or $0.07 per common share, from a net loss in 1995 of $(1,524,000), or $(0.13) per common share. In 1997, the Company recorded

MANAGEMENT'S DISCUSSION
AND ANALYSIS
                                                  DREYER'S GRAND ICE CREAM, INC.
                                                              1997 ANNUAL REPORT


income before cumulative effect of change in accounting principle of $8,774,000, or $0.17 per common share. Net profitability in 1997 was higher than the prior year primarily due to an improvement in the Company's gross margin offset by significantly higher trade promotion expenses. The Company believes that the cost of the Strategic Plan's key elements will continue to negatively affect its short-term earnings.

Fiscal 1997 Compared With 1996

Consolidated net sales for fiscal 1997 increased 23%, or $178,256,000, to $970,097,000 from $791,841,000 for fiscal 1996. Sales of the Company's branded products were 25%, or $124,776,000, higher than fiscal 1996 and accounted for the majority of the overall sales increase. The increase in sales of the Company's branded products related primarily to higher unit sales in all markets. The products that led this increase were Dreyer's and Edy's Grand Ice Cream, Dreyer's and Edy's Homemade Ice Cream, Starbucks(R) Ice Cream, and Dreyer's and Edy's Grand Light(R) Ice Cream. These higher sales were due in part to the effect of a significant increase in trade promotion spending. National market share of the Company's Dreyer's and Edy's branded products increased to 15.5% at the end of 1997 from 13.8% at the end of 1996. Sales of other companies' branded products (partner brands) increased 18%, led by Healthy Choice(R) low fat ice cream from Con Agra, Inc., Ben and Jerry's Homemade(R) superpremium products, and frozen novelty and ice cream products from Nestle Ice Cream Company. Sales of partner brands represented 36% of consolidated net sales in fiscal 1997 compared with 38% in fiscal 1996. Wholesale prices for the Company's branded products increased approximately 3%, before the effect of increased trade promotion expenses. The effect of price increases for partner brands was not significant.

    Other income decreased $1,360,000, or 31%, due to the 1996 sale of trademark rights for the People's Republic of China, Hong Kong and Macau to a third-party distributor for $2,600,000 (see Note 13 of Notes to Consolidated Financial Statements), partially offset in 1997 by higher earnings from a joint venture accounted for under the equity method.

    Cost of goods sold increased $135,266,000, or 22%, over fiscal 1996, while the overall gross margin increased to 21.2% from 20.5%. The gross margin increased due to higher margins on the Company's branded products, and a comparatively higher proportion of those sales (which carry a higher margin than partner brands), offset slightly by a decrease in partner brand gross margin due to changes in product mix. The improvement in the gross margin on the Company's branded products was due to lower dairy costs in fiscal 1997 as compared to fiscal 1996. The Company recorded a pre-tax gain of $2,355,000 resulting from various insurance claims during 1997, which was recorded as a reduction in cost of goods sold. (See Note 13 of Notes to Consolidated Financial Statements.) This insurance gain is largely non-recurring and as such may not be available in future periods.

    Selling, general and administrative expenses increased from 18% of net sales for fiscal 1996 to 19% of net sales for fiscal 1997. The increase of $37,387,000, or 26%, related primarily to significantly higher trade promotion expenses in fiscal 1997 compared with fiscal 1996.

    Interest expense was $1,147,000, or 12%, higher in fiscal 1997 than fiscal 1996 due primarily to additional interest expense from the issuance of senior notes in the second quarter of 1996, partially offset by a reduction in interest expense due to lower average borrowings on the Company's line of credit.

Fiscal 1996 Compared With 1995

Consolidated net sales for fiscal 1996 increased 17% to $791,841,000 from $678,797,000 achieved in 1995. This increase includes the effect of the acquisition of M-K-D Distributors, Inc. (M-K-D) discussed below and occurred despite total U.S. gallon consumption decreasing in 1996. The decline in industry gallonage growth is primarily attributable to lower sales of ice cream products in the "better for you" segments. Dreyer's continues to be the market share leader in this segment despite the decline. Sales of the Company's branded products increased 11%, led by sales of Dreyer's and Edy's Grand Ice Cream and Starbucks(R) Ice Cream. National market share of the Company's Dreyer's and Edy's branded products increased to 13.8% at the end of 1996 from 13.4% during the fourth quarter of 1995. Sales of partner brands grew 28% during the year, with Healthy Choice(R) low fat ice cream from ConAgra, Inc. providing the greatest sales growth. Sales of partner brands represented 38% of consolidated net sales in 1996 compared with 34% in 1995. Wholesale prices for both Company and partner brands increased an average of 3% between 1995 and 1996.

MANAGEMENT'S DISCUSSION
AND ANALYSIS
                                                  DREYER'S GRAND ICE CREAM, INC.
                                                              1997 ANNUAL REPORT

    Other income increased $2,099,000, or 93%, due to the 1996 sale of trademark rights to a third-party distributor for $2,600,000, as mentioned above. (See
Note 13 of Notes to Consolidated Financial Statements.)

    Cost of goods sold for 1996 increased $98,724,000, or 19%, over the prior year, while the Company's overall gross margin decreased from 21.8% in 1995 to 20.5% in 1996. The gross margin decreased due to an $8,140,000 increase in dairy raw materials costs and an increase in the proportion of partner brand sales, which yield a lower gross margin.

    Selling, general and administrative costs for 1996 were $2,913,000, or 2%, higher than 1995. Accordingly, selling general and administrative costs decreased as a percent of sales to 18% in 1996 from 21% in 1995 due to efficiencies resulting from investments made under the Strategic Plan. The Company incurred $28,770,000 in advertising and consumer promotion expenses during 1996 as compared with $39,971,000 in 1995. The $11,201,000 decrease was largely offset by an increase in trade promotion expense. The Company regularly adjusts its levels of advertising and promotion spending in an effort to enhance long-term profitability.

    Interest expense was $364,000, or 4%, lower than in 1995 due to conversion of the convertible subordinated debentures into redeemable convertible Series B preferred stock during the third quarter of 1995. This decrease was partially offset by interest expense from the issuance of senior notes, the completion of a lease transaction and higher average borrowings under the Company's line of credit during 1996. (See Note 7 of Notes to Consolidated Financial Statements.)

    During 1996, the Company acquired the remaining 50.3% of the outstanding common stock of M-K-D. During 1996, M-K-D's sales, cost of sales and selling, general and administrative expenses, after eliminating intercompany transactions, were $45,294,000, $26,514,000 and $15,736,000, respectively. These results have been consolidated for the year in the Company's financial statements. (See Note 5 of Notes to Consolidated Financial Statements.)

    The Company recorded certain transactions during 1996 which had the effect of increasing net income by $3,538,000 or $0.13 per common share. (See Note 13 of Notes to Consolidated Financial Statements.) These sources of income are largely non-recurring and as such may not be available in future periods.

Tax Provisions

The Company's income tax provisions differ from tax provisions calculated at the federal statutory tax rate primarily due to state income taxes and the reversal of income taxes provided in prior periods. (See Note 6 of Notes to Consolidated Financial Statements.)

Seasonality

The Company experiences more demand for its products during the spring and summer than during the fall and winter. (See Note 15 of Notes to Consolidated Financial Statements.)

Effects of Inflation and Changing Prices

The largest component of the Company's cost of production is raw materials, principally dairy products and sugar. Historically, the Company has been able to compensate for increases in the price level of these commodities through manufacturing and distribution operating efficiencies. During 1996, unusually high dairy raw materials costs negatively impacted gross profit by $8,140,000. During 1997, dairy prices decreased to slightly lower levels resulting in a favorable impact of $3,842,000 on gross profit when compared to 1996 price levels. Other cost increases such as labor and general administrative costs have been offset by productivity gains and other operating efficiencies.


FINANCIAL CONDITION

Liquidity and Capital Resources

The Company's operations provided cash flow of $39,040,000 during 1997 compared with $33,260,000 provided in 1996. Cash of $1,321,000 was used in operations during 1995. Working capital of the Company increased to $78,576,000 in 1997 compared with $70,136,000 and $69,361,000 during 1996 and 1995, respectively.

    Refer to the Consolidated Statement of Cash Flows for the components of increases and decreases in cash and cash equivalents for the three year period ended December 27, 1997.

    The Company continued to expand its manufacturing capacity and direct-store-delivery distribution system through investments of $38,470,000 in property, plant and equipment during 1997 compared with $58,470,000 and $39,437,000 during 1996 and 1995, respectively. The Company plans to spend approximately $40,000,000

MANAGEMENT'S DISCUSSION
AND ANALYSIS
                                                  DREYER'S GRAND ICE CREAM, INC.
                                                              1997 ANNUAL REPORT

during 1998 on property, plant and equipment primarily for further expansion of its manufacturing capacity and construction of distribution facilities. It is anticipated that these additions will be largely financed through internally generated funds and borrowings.

    On October 3, 1997, the Company converted its redeemable convertible Series B preferred stock to redeemable convertible Series A preferred stock. (See Note 9 of Notes to Consolidated Financial Statements.)

    On November 18, 1997, the Company issued shares of common stock to holders of record on October 30, 1997 to effect a two-for-one common stock split. (See
Note 10 of Notes to Consolidated Financial Statements.)

    During 1996, the Company acquired the remaining 50.3% of the outstanding common stock of M-K-D for 320,000 newly issued shares of its common stock(*) having a value of $10,800,000. (See Note 5 of Notes to Consolidated Financial Statements.)

    The Company's inventory is maintained at the same general level relative to sales throughout the year by changing production and purchasing schedules to meet demand. The ratio of inventory to sales typically does not vary significantly from year to year.

    The Company's financing activities used cash of $662,000 during 1997 compared with $28,513,000 and $44,948,000 cash provided during 1996 and 1995, respectively. During 1997, borrowings on the Company's line of credit of $11,700,000 and cash flows from operations were used to pay $9,070,000 of scheduled payments on the Company's other debt and to pay $7,833,000 in cash dividends to common and preferred stockholders. During 1996, proceeds from the issuance of senior notes and the completion of a lease transaction involving a majority of its direct-store-delivery truck fleet for $26,000,000 provided cash used for investments in property, plant and equipment and to reduce borrowings on the Company's long-term line of credit. (See Note 7 of Notes to Consolidated Financial Statements.) During 1995, the Company converted $100,752,000 of convertible subordinated debentures into 1,008,000 shares of redeemable convertible Series B preferred stock. (See Note 9 of Notes to Consolidated Financial Statements.)


    During 1995, the Company completed its plan to repurchase up to 5,000,000 shares of common stock(*) through open market purchases and negotiated transactions. The Company repurchased and retired 1,291,000 shares of its common stock(*) under the Stock Repurchase Plan during 1995. (See Note 10 of Notes to Consolidated Financial Statements.)

    As of year-end 1997, the Company had $3,626,000 in cash and cash equivalents, and an unused credit line of $62,600,000. (See Note 7 of Notes to Consolidated Financial Statements.) The Company believes that its credit line, along with its liquid resources, internally generated cash and financing capacity are adequate to meet anticipated operating and capital requirements.

Year 2000 Compliance

The Company has reviewed its computer systems to determine which systems require enhancements and upgrades to make them Year 2000 compliant. Based on its review, the Company estimates that its computer systems will be in compliance by approximately the second quarter of 1999. In connection with this review, the Company is also surveying key customers and suppliers to determine the status of their Year 2000 compliance programs. The Company does not expect the costs relating to Year 2000 compliance to have a material impact on the Company's financial position, results of operations or cash flows.


(*) The share information is presented before the effect of the 1997 common stock split. (See Note 10 of Notes to Consolidated Financial Statements.)