Form 10-K, Exhibit 13
period 1998-12-26
DREYERS GRAND ICE CREAM INC
filed 1999-03-26
CIK 352305

                                                                      EXHIBIT 13

                  Financial content
                  Consolidated statement of operations                        16
                  Consolidated balance sheet                                  17
                  Consolidated statement of changes in stockholders' equity   18
                  Consolidated statement of cash flows                        19
                  Notes to consolidated financial statements                  20
                  Report of independent accountants                           32
                  Five-year summary of significant financial data             33
                  Management's discussion and analysis                        34

Consolidated statement of operations


                                                                                                     Year Ended
                                                                                   ----------------------------------------------
($ in thousands, except per share amounts)                                        Dec. 26, 1998     Dec. 27, 1997    Dec. 28, 1996
                                                                                   -----------       -----------      -----------
Revenues:
   Sales                                                                           $ 1,022,335       $   970,097      $   791,841
   Other income                                                                          3,653             2,994            4,354
                                                                                   -----------       -----------      -----------

                                                                                     1,025,988           973,091          796,195
                                                                                   -----------       -----------      -----------

Costs and expenses:
   Cost of goods sold                                                                  827,862           764,551          629,285
   Selling, general and administrative                                                 212,151           183,390          146,003
   Impairment of long-lived assets                                                      44,564
   Restructuring charges                                                                 3,300
   Interest, net of interest capitalized                                                13,006            10,695            9,548
                                                                                   -----------       -----------      -----------

                                                                                     1,100,883           958,636          784,836
                                                                                   -----------       -----------      -----------

(Loss) income before income taxes and cumulative effect of change
   in accounting principle                                                             (74,895)           14,455           11,359
Income tax (benefit) provision                                                         (28,385)            5,681            4,362
                                                                                   -----------       -----------      -----------

(Loss) income before cumulative effect of change in accounting principle               (46,510)            8,774            6,997
Cumulative effect of change in accounting principle                                                          746
                                                                                   -----------       -----------      -----------

Net (loss) income                                                                      (46,510)            8,028            6,997
                                                                                   -----------       -----------      -----------

Accretion of preferred stock to redemption value                                           424               424              424
Preferred stock dividends                                                                  696             3,636            4,573
                                                                                   -----------       -----------      -----------

Net (loss) income applicable to common stock                                       $   (47,630)      $     3,968      $     2,000
                                                                                   ===========       ===========      ===========

Net (loss) income per common share:
   Basic:
     (Loss) income before cumulative effect of change in accounting principle      $     (1.75)      $       .18      $       .08
     Cumulative effect of change in accounting principle                                                     .03
                                                                                   -----------       -----------      -----------

     Net (loss) income per common share                                            $     (1.75)      $       .15      $       .08
                                                                                   ===========       ===========      ===========

   Diluted:
     (Loss) income before cumulative effect of change in accounting principle      $     (1.75)      $       .17      $       .07
     Cumulative effect of change in accounting principle                                                     .03
                                                                                   -----------       -----------      -----------

     Net (loss) income per common share                                            $     (1.75)      $       .14      $       .07
                                                                                   ===========       ===========      ===========



See accompanying Notes to consolidated financial statements

                                                      Consolidated balance sheet


($ in thousands, except per share amounts)                                            Dec. 26, 1998   Dec. 27, 1997
                                                                                        ---------       ---------
Assets
Current Assets:
   Cash and cash equivalents                                                            $   1,171       $   3,626
   Trade accounts receivable, net of allowance for doubtful accounts
     of $5,710 in 1998 and $710 in 1997                                                    83,053          82,011
   Other accounts receivable                                                               29,165          16,527
   Inventories                                                                             49,472          49,720
   Prepaid expenses and other                                                              13,271          14,416
                                                                                        ---------       ---------

   Total current assets                                                                   176,132         166,300
Property, plant and equipment, net                                                        207,772         232,826
Goodwill and distribution rights, net                                                      67,226          89,932
Other assets                                                                               12,050          13,740
                                                                                        ---------       ---------

Total assets                                                                            $ 463,180       $ 502,798
                                                                                        =========       =========

Liabilities and Stockholders' Equity
Current Liabilities:
   Accounts payable and accrued liabilities                                             $  87,273       $  57,037
   Accrued payroll and employee benefits                                                   19,545          22,323
   Current portion of long-term debt                                                        8,255           8,364
                                                                                        ---------       ---------

   Total current liabilities                                                              115,073          87,724
Long-term debt, less current portion                                                      169,781         165,913
Deferred income taxes                                                                      16,039          40,591
                                                                                        ---------       ---------

Total liabilities                                                                         300,893         294,228
                                                                                        ---------       ---------

Commitments and contingencies
Redeemable convertible preferred stock, $1 par value--1,008,000 shares authorized;
   1,008,000 shares issued and outstanding in 1998 and 1997                                99,654          99,230
                                                                                        ---------       ---------

Stockholders' Equity:
   Preferred stock, $1 par value--8,992,000 shares authorized;
     no shares issued or outstanding in 1998 and 1997
   Common stock, $1 par value--60,000,000 shares authorized; 27,312,000 shares
     and 27,020,000 shares issued and outstanding in 1998 and 1997, respectively           27,312          27,020
   Capital in excess of par                                                                46,722          42,822
   (Accumulated deficit) retained earnings                                                (11,401)         39,498
                                                                                        ---------       ---------

Total stockholders' equity                                                                 62,633         109,340
                                                                                        ---------       ---------

Total liabilities and stockholders' equity                                              $ 463,180       $ 502,798
                                                                                        =========       =========


See accompanying Notes to consolidated financial statements

Consolidated statement of changes in
stockholders' equity


                                                                                                    (Accumulated
                                                                                        Capital         Deficit)
                                                                Common Stock          in Excess         Retained
(In thousands)                                              Shares       Amount          of Par         Earnings          Total
                                                            ------      ---------       ---------       ---------       ---------
Balance at December 30, 1995                                12,929      $  12,929       $  39,370       $  39,964       $  92,263
   Net income for 1996                                                                                      6,997           6,997
   Accretion of preferred stock to redemption value                                                          (424)           (424)
   Preferred stock dividends declared                                                                      (4,573)         (4,573)
   Common stock dividends declared                                                                         (3,202)         (3,202)
   Issuance of common stock under employee stock plans         105            105           2,359                           2,464
   Repurchases and retirements of common stock                  (9)            (9)           (253)                           (262)
   Common stock issued in acquisition of
     M-K-D Distributors, Inc.                                  320            320          10,480                          10,800
                                                            ------      ---------       ---------       ---------       ---------

Balance at December 28, 1996                                13,345         13,345          51,956          38,762         104,063
   Net income for 1997                                                                                      8,028           8,028
   Accretion of preferred stock to redemption value                                                          (424)           (424)
   Preferred stock dividends declared                                                                      (3,636)         (3,636)
   Common stock dividends declared                                                                         (3,232)         (3,232)
   Issuance of common stock under employee stock plans         177             177           4,639                          4,816
   Repurchases and retirements of common stock                  (7)            (7)           (268)                           (275)
   Common stock split                                       13,505         13,505         (13,505)
                                                            ------      ---------       ---------       ---------       ---------

Balance at December 27, 1997                                27,020         27,020          42,822          39,498         109,340
   Net loss for 1998                                                                                      (46,510)        (46,510)
   Accretion of preferred stock to redemption value                                                          (424)           (424)
   Preferred stock dividends declared                                                                        (696)           (696)
   Common stock dividends declared                                                                         (3,269)         (3,269)
   Issuance of common stock under employee stock plans         298            298           4,038                           4,336
   Repurchases and retirements of common stock                  (6)            (6)           (138)                           (144)
                                                            ------      ---------       ---------       ---------       ---------

Balance at December 26, 1998                                27,312      $  27,312       $  46,722       $ (11,401)      $  62,633
                                                            ======      =========       =========       =========       =========


See accompanying Notes to consolidated financial statements

                                            Consolidated statement of cash flows


                                                                                          Year Ended
                                                                           ------------------------------------------
($ in thousands)                                                           Dec. 26, 1998 Dec. 27, 1997  Dec. 28, 1996
                                                                           ------------- -------------  -------------
Cash flows from operating activities:
Net (loss) income                                                             $(46,510)     $  8,028      $  6,997
Adjustments to reconcile net (loss) income to cash flows from operations:
   Depreciation and amortization                                                36,176        31,946        27,549
   Deferred income taxes                                                       (26,612)        1,846         2,364
   Impairment of long-lived assets                                              44,564
   Loss on disposal of property, plant and equipment                             5,317
   Reserve for independent distributor receivable                                5,000
   Reserve for restructuring charges                                             3,147
   Cumulative effect of change in accounting principle                                           746
   Changes in assets and liabilities, net of amounts acquired:
     Trade accounts receivable                                                  (6,042)       (8,958)       (7,664)
     Other accounts receivable                                                 (12,783)       (2,889)          809
     Inventories                                                                (1,137)       (8,960)       (5,389)
     Prepaid expenses and other                                                  3,192         3,545         3,116
     Accounts payable and accrued liabilities                                   27,662         9,611         6,555
     Accrued payroll and employee benefits                                      (2,778)        4,125        (1,077)
                                                                              --------      --------      --------

                                                                                29,196        39,040        33,260
                                                                              --------      --------      --------

Cash flows from investing activities:
   Acquisition of property, plant and equipment                                (35,078)      (38,470)      (58,470)
   Retirement of property, plant and equipment                                     284           677         2,152
   Increase in goodwill and distribution rights                                   (311)         (146)         (772)
   Increase in other assets                                                       (547)         (947)       (3,600)
                                                                              --------      --------      --------

                                                                               (35,652)      (38,886)      (60,690)
                                                                              --------      --------      --------

Cash flows from financing activities:
   Proceeds from long-term debt                                                 12,400        11,700        76,000
   Repayments of long-term debt                                                 (8,641)       (9,070)      (43,858)
   Issuance of common stock under employee stock plans                           4,336         4,816         2,464
   Repurchases and retirements of common stock                                    (144)         (275)         (262)
   Cash dividends paid                                                          (3,950)       (7,833)       (5,831)
                                                                              --------      --------      --------

                                                                                 4,001          (662)       28,513
                                                                              --------      --------      --------

(Decrease) increase in cash and cash equivalents                                (2,455)         (508)        1,083
Cash and cash equivalents, beginning of year                                     3,626         4,134         3,051
                                                                              --------      --------      --------

Cash and cash equivalents, end of year                                        $  1,171      $  3,626      $  4,134
                                                                              ========      ========      ========

Supplemental Cash Flow Information--
   Cash paid during the year for:
     Interest (net of amounts capitalized)                                    $ 12,785      $ 10,634      $  8,856
     Income taxes (net of refunds)                                                 881         1,070           398
   Non-cash transactions:
     Acquisition of M-K-D Distributors, Inc.                                                                10,800
                                                                              ========      ========      ========


See accompanying Notes to consolidated financial statements

Notes to consolidated financial statements

Note 1 Operations
--------------------------------------------------------------------------------

Dreyer's Grand Ice Cream, Inc. and its subsidiaries (the Company) is a single segment industry company engaged in manufacturing and distributing premium ice cream and other frozen dessert products to grocery and convenience stores, foodservice accounts and independent distributors in the United States.

   The Company accounts for its operations geographically for management reporting purposes. These geographic segments have been aggregated for financial reporting purposes due to similarities in the economic characteristics of the geographic segments and the similar nature of the products, production processes, customer types and distribution methods throughout the United States.

   The Company's products are also segregated between sales of company branded products (company brands) and sales of other companies' branded products (partner brands) for management reporting purposes. Sales of company brands were $647,745,000, $618,401,000 and $493,625,000 in 1998, 1997
and 1996, respectively. Sales of partner brands were $374,590,000, $351,696,000 and $298,216,000 in 1998, 1997 and 1996, respectively. The Company had one customer in 1998 that comprised 10 percent of sales and no customers accounted for 10 percent or more of sales in 1997 or 1996.

Note 2 Summary of Significant Accounting Policies
--------------------------------------------------------------------------------

Consolidation

The consolidated financial statements include the accounts of Dreyer's Grand Ice Cream, Inc. and its subsidiaries. All intercompany transactions have been eliminated.

Fiscal Year

The Company's fiscal year is a fifty-two or fifty-three week period ending on the last Saturday in December. Fiscal years 1998, 1997 and 1996 each consisted of fifty-two weeks.

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

Property, Plant and Equipment

The cost of additions and major improvements and repairs to property, plant and equipment are capitalized, while maintenance and minor repairs are charged to expense as incurred. Depreciation of property, plant and equipment is computed using the straight-line method over the assets' estimated useful lives, generally ranging from two to thirty-five years. Interest costs relating to capital assets under construction are capitalized.

Goodwill and Distribution Rights

Goodwill and distribution rights are amortized using the straight-line method over thirty to thirty-six years. Accumulated amortization was $30,212,000 and $19,817,000 at December 26, 1998 and December 27, 1997, respectively.

Preoperating Costs

In April 1998, the Accounting Standards Executive Committee issued Statement of Position 98-5, "Reporting on the Costs of Start-Up Activities" (SOP 98-5). SOP 98-5 requires that the costs of start-up activities, including preoperating costs, be expensed as incurred. This new accounting standard is effective for financial statements for periods beginning after December 15, 1998. The Company has capitalized preoperating costs such as those incurred during both the construction and start-up of new manufacturing and distribution facilities and introductory allowances paid to customers. These costs are amortized over one to three years. As a result of adopting SOP 98-5, the Company will expense unamortized preoperating costs in the first quarter of 1999 as a cumulative effect of a change in accounting principle. The Company's unamortized preoperating cost balances were $987,000 and $1,623,000 at December 26, 1998 and December 27, 1997, respectively.

During 1996, the Company capitalized $2,710,000 of preoperating costs associated with the start-up of its Houston, Texas manufacturing facility. The unamortized balance of $1,205,000 as of December 26, 1998 was determined to be unrecoverable and was charged to expense. The charge is included in impairment of long-lived assets on the Consolidated statement of operations (See Note 3).

                                                                              21
                                      Notes to consolidated financial statements

Impairment of Long-Lived Assets

The Company reviews long-lived assets and certain identifiable intangibles, including goodwill and distribution rights, for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The assessment of impairment is based on the estimated undiscounted future cash flows from operating activities compared with the carrying value of the assets. If the undiscounted future cash flows of an asset are less than the carrying value, a write-down will be recorded, measured by the amount of the difference between the carrying value and the fair value of the asset. Assets to be disposed of are recorded at the lower of carrying amount or fair value less costs to sell. Such assets are not depreciated while held for sale.

Advertising Costs

The Company defers production costs for media advertising and expenses these costs in the period the advertisement is first run. All other advertising costs are expensed as incurred. Advertising expense, including consumer promotion spending, was $22,188,000, $28,849,000 and $28,770,000 in 1998, 1997 and 1996,
respectively.

Income Taxes

Income taxes are accounted for using the liability method. Under this method, deferred tax assets and liabilities are recognized for the tax consequences of temporary differences between the financial reporting basis and tax basis of assets and liabilities.

Accounting for Stock-Based Compensation

The Company measures compensation cost for employee stock options and similar equity instruments using the intrinsic value-based method of accounting.

Cumulative Effect of Change in Accounting Principle

On November 20, 1997, the Financial Accounting Standards Board's Emerging Issues Task Force issued a pronouncement requiring that reengineering costs be expensed as incurred. Furthermore, the pronouncement required that all previously unamortized capitalized reengineering costs be written off and treated as a cumulative effect of a change in accounting principle as of the beginning of the quarter including November 20, 1997. In connection with this pronouncement, the Company recorded an after-tax charge of $746,000 during the fourth quarter of 1997.

Net (Loss) Income Per Common Share

Basic net (loss) income per common share is computed using the weighted average number of shares of common stock outstanding during the period. Diluted net
(loss) income per common share reflects the additional dilutive effect of the Company's potentially dilutive securities, which include stock options, stock warrants and redeemable convertible preferred stock.

   The Company's potentially dilutive securities were anti-dilutive during 1998 due to the Company's net loss. Accordingly, 1998 basic and diluted net loss per common share are computed using the same denominator of 27,189,000 shares. The 1997 and 1996 net income per common share calculations are as follows:

                                                    Income         Shares         Per Share
(In thousands, except per share amounts)          (Numerator)    (Denominator)      Amount
----------------------------------------          -----------    -------------      ------
1997:
Income before cumulative
   effect of change in
   accounting principle                             $8,774
Less: Preferred stock
   dividends and accretion                           4,060
                                                    ------

Basic: Income applicable to
   common stock                                     $4,714          26,872          $   .18
                                                                                    =======
Effect of dilutive securities:
   Stock options                                                     1,096
   Stock warrants                                                      500
                                                                    ------

Diluted: Income applicable to
   common stock                                     $4,714          28,468          $   .17
                                                    ======          ======          =======


1996:
Income before cumulative
   effect of change in
   accounting principle                             $6,997
Less: Preferred stock
   dividends and accretion                           4,997
                                                    ------

Basic: Income applicable to
   common stock                                     $2,000          26,496          $   .08
                                                                                    =======
Effect of dilutive securities:
   Stock options                                                       214
                                                                    ------

Diluted: Income applicable to
   common stock                                     $2,000          26,710          $   .07
                                                    ======          ======          =======


   Excluded from the above calculations of diluted net (loss) income per common share are the following potentially dilutive securities as their inclusion would have an anti-dilutive effect. These securities, stated in equivalent shares of common stock, consisted of the following:

(In thousands)          1998        1997        1996
--------------          ----        ----        ----
Stock options          4,361                     925
Stock warrants         2,000                   4,000
Preferred stock        5,800       5,800       5,800

                                      Notes to consolidated financial statements

Note 3 Restructuring Program and Other Actions
--------------------------------------------------------------------------------

Background

In 1994 the Company adopted a strategic plan to accelerate the sales of its brand throughout the country (the Strategic Plan). The key elements of this plan are: 1) to build high margin brands with leading market shares through effective consumer marketing activities, 2) to expand the Company's direct-store-delivery distribution network to national scale and enhance this capability with sophisticated information and logistics systems and 3) to introduce innovative new products.

   In accordance with the Strategic Plan, the Company embarked on an aggressive national expansion. This expansion involved the entry into 34 new markets, which included the opening of a major manufacturing and distribution center in Texas, a significant increase in marketing spending and the introduction of several new products. At the same time, the Company invested in its soft-serve equipment manufacturing business (Grand Soft). The investments required to fund the brand building actions and national expansion and to support the Grand Soft business substantially increased the Company's cost structure.

   Beginning in late 1997 and continuing into 1998, the cost of dairy, the primary ingredient in ice cream, increased significantly. These costs peaked in 1998 at a rate more than double that experienced in the prior year. This increase reduced the Company's 1998 gross margin by approximately $22,000,000 when compared to 1997. Aggressive discounting by the Company's competitors made it difficult to raise prices by an amount sufficient to compensate for these higher dairy costs. During this same period, sales volumes of the Company's "better for you" products continued the significant decline that began in 1997, consistent with an industry-wide trend. These "better for you" products enjoy a higher margin than the Company's classic ice cream and the volume decline had a significant impact on the Company's profitability in 1998. Finally, in August 1998, Ben & Jerry's Homemade, Inc. (Ben & Jerry's) informed the Company of its intention to terminate its distribution contract. Subsequent negotiations with Ben & Jerry's yielded revisions to the original contract terms which will reduce the Company's distribution gross margin of Ben & Jerry's products by approximately 54 percent starting September 1, 1999. The Company estimates that the markets where it will stop distributing Ben & Jerry's products contributed approximately 6 percent of its gross margin, or $13,000,000, in 1998.

   The above factors: the higher dairy costs; the decline in "better for you" volumes; and the reduction in future Ben & Jerry's sales; had and will have a negative effect on the Company's gross margin and its ability to successfully implement the Strategic Plan. The Company, therefore, concluded that a thorough reassessment of its cost structure and strategy was necessary. This reassessment yielded a restructuring program designed to improve profitability and accelerate cost reductions by increasing focus on the core elements of the Strategic Plan. The reassessment also addressed the need to review the valuation of certain assets unfavorably impacted by Ben & Jerry's decision to change its distribution agreement with the Company. On October 16, 1998, the board of directors approved the restructuring program.

Revision of Ben & Jerry's Distribution Agreement

During the third quarter of 1998, Ben & Jerry's notified the Company of its intention to terminate the distribution contract between the Company and Ben & Jerry's. The Company subsequently entered into negotiations with Ben & Jerry's to resolve issues associated with the pending termination. In the first quarter of 1999, the companies announced that they reached a resolution regarding these issues by amending the existing distribution agreement and entering into a new distribution agreement. As a result, the Company will continue to distribute Ben & Jerry's products until August 31, 1999 in all existing markets, except the New York metropolitan area (discussion follows in Restructuring Program and Other Actions), and on terms and conditions different in some respects from those in place prior to the amendment. The Company will stop distributing Ben & Jerry's products in New York on April 1, 1999. Starting September 1, 1999, the Company's distribution gross margin of Ben & Jerry's products will be reduced by approximately 54 percent under the new distribution agreement. Additionally, Ben & Jerry's notified the Company of its intention to terminate its separate distribution agreement with the Company's independent distributor in Texas (discussion follows in Restructuring Program and Other Actions).

   In 1998, the distribution margin on Ben & Jerry's products contributed just over 11 percent of the Company's total gross margin. The Company estimates that the distribution gross margin in the markets where it will stop distributing Ben & Jerry's products later in 1999 represented approximately 6 percent, or $13,000,000, of its total gross margin in 1998.

                                                                              23
                                      Notes to consolidated financial statements


Restructuring Program and Other Actions

The implementation of the restructuring program and other actions resulted in a pre-tax charge to earnings of $59,114,000 in 1998. This includes $10,590,000 recorded in the third quarter which related primarily to Ben & Jerry's actions that occurred in September 1998 and to a severance program, which management had already begun in advance of board approval of the remainder of the restructuring program. The remainder of the charges, $48,524,000, was recorded in the fourth quarter of 1998.

The five key elements of the restructuring program and other actions are as follows:

- The Company decided to exit the equipment manufacturing business associated with its Grand Soft ice cream unit. The Grand Soft business consists of both ice cream sales and equipment manufacturing operations. The Company will remain in the profitable ice cream portion of this business, while exiting the unprofitable equipment manufacturing operation. In the fourth quarter of 1998, the Company recorded $8,696,000 in asset impairment charges and $2,258,000 in estimated closing costs associated with the withdrawal from this business.
The Company expects to exit the equipment manufacturing operation by June 1999.

   The $8,696,000 charge is included in impairment of long-lived assets in the Consolidated statement of operations and is comprised of $5,714,000 of goodwill, $1,956,000 of property, plant and equipment and $1,026,000 of inventory and other assets. The remaining assets of Grand Soft total $1,762,000 and consist primarily of trade accounts receivable, which are fully recoverable. The assets were written down to net realizable value based on an estimate of what an independent third party would pay for the assets of the business. The charge of $2,258,000 for closing costs is included in restructuring charges in the Consolidated statement of operations and a $2,258,000 liability is included in accounts payable and accrued liabilities in the Consolidated balance sheet, as no closing costs were paid in 1998. The closing costs are based on estimates of legal fees, employee separation payments and expected settlements. The closing costs include $576,000 of severance related costs for the 23 employees, from all areas of responsibility, who were notified of their pending termination prior to fiscal year end. The Grand Soft manufacturing operations generated revenues of $3,093,000, $3,346,000 and $6,007,000 and incurred pre-tax operating losses of $(2,335,000), $(2,274,000) and $(1,628,000) in 1998, 1997 and 1996,
respectively.

 - The Company has implemented a program designed to reduce operating expenses in manufacturing, sales and distribution and administration. Core pieces of this program include outsourcing of certain non-strategic activities, consolidation of warehouse facilities and selected reductions in sales and distribution staffing. These actions were completed in the fourth quarter.

   As part of this program, the Company reviewed operations at all of its manufacturing facilities in order to identify and dispose of under-utilized assets. As a result of this review, the Company recorded a charge to cost of goods sold of $5,317,000 in the fourth quarter, related primarily to the write down of manufacturing assets.

   In connection with reducing operating expenses for sales and distribution, the Company recorded $1,042,000 of severance and related charges in the fourth quarter that are included in restructuring charges in the Consolidated statement of operations. A total of 38 sales and distribution employees were to be terminated under this program. Of this total, 16 were terminated in 1998 and paid $153,000 in severance benefits. The remaining 22 employees were notified of their pending termination prior to fiscal year end. An accrual for severance benefits of $889,000 was outstanding at year end. The Company also recorded a $933,000 charge to cost of goods sold in the third quarter for severance actions begun in advance of board approval of the remainder of the restructuring program. The Company paid $514,000 of these severance benefits in 1998, leaving a liability of $419,000 at year end, which is included in accounts payable and accrued liabilities in the Consolidated balance sheet.

   In addition, the Company charged to expense $4,478,000 of previously capitalized costs classified as property, plant and equipment associated with the expansion of its headquarters, as the expansion plan was canceled in an effort to reduce future administration costs. The $4,478,000 charge was based on a third party independent appraisal of the fair market value of the related real property and is included in impairment of long-lived assets in the Consolidated statement of operations.

- The Company, in carrying out its national expansion program, made significant investments to support an aggressive expansion in Texas. These investments, while building sales volume, delivered results below expectations. The Company is now modifying this expansion strategy in order to concentrate on more profitable opportunities. The objective in Texas will be to preserve volumes while seeking margin improvement. As a result of this change in strategy, the Company will realize substantially lower production volumes over the remaining useful life of its Texas manufacturing plant than originally contemplated. The Company has therefore concluded that its investment in the Texas plant is non-recoverable and has recorded an impairment charge of $16,200,000 in the

Notes to consolidated financial statements


fourth quarter to reduce the net book value of the plant to its estimated fair market value. The $16,200,000 impairment charge was based on a third party independent appraisal and is included in impairment of long-lived assets in the Consolidated statement of operations.

- As previously mentioned, Ben & Jerry's indicated its intent to terminate its separate distribution agreement with the Company's independent distributor in Texas, (the Texas Distributor), in which the Company has a 16 percent minority equity interest. Ben & Jerry's action placed at significant risk the recoverability of the Company's equity investment, distribution rights, and trade receivables relating to this distributor. In the third quarter of 1998, the Company recorded a bad debt provision of $5,000,000 relating to the trade receivables, when originally notified of the Ben & Jerry's decision. The $5,000,000 bad debt provision is included in selling, general and administrative expenses in the Consolidated statement of operations. In light of Ben & Jerry's plans to terminate its relationship with the Texas Distributor and the previously noted change in the Company's Texas strategy, the Company evaluated the recoverability of all assets associated with the Texas Distributor. Accordingly, in addition to the accounts receivable reserve recorded in the third quarter, the Company recorded additional charges of $10,533,000 in the fourth quarter related to the impairment of its minority equity investment and distribution rights associated with the Company's contract with the Texas Distributor. The Company concluded that these assets were unrecoverable due to the substantially reduced profits and cash flow resulting from Ben & Jerry's decision to terminate the Texas Distributor's distribution agreement. The $10,533,000 charge is comprised of $9,449,000 of distribution rights and $1,084,000 of the equity investment and is included in impairment of long-lived assets in the Consolidated statement of operations.

- Due to the notice of termination from Ben & Jerry's, the Company charged to expense $4,657,000 of the unamortized portion of distribution rights related to the acquisition of the Ben & Jerry's New York distributor. The Company acquired this business in 1989, in the development of its long-standing relationship with Ben & Jerry's. The other tangible assets of this business have been merged with the Company's New York operations and are fully recoverable. This charge was recorded in the third quarter of 1998 and is included in impairment of long-lived assets in the Consolidated statement of operations.

   The following table summarizes the classification of the charges in the Consolidated statement of operations related to the restructuring program and other actions:

                                                           1998
                                       ----------------------------------------------
(In thousands)                         Third Quarter    Fourth Quarter      Full Year
                                       -------------    --------------      ---------
Restructuring charges:
   Grand Soft                              $               $ 2,258          $ 2,258
   Sales and distribution
     severance                                               1,042            1,042
                                          -------          -------          -------

                                                             3,300            3,300
                                          -------          -------          -------

Impairment of long-lived assets:
   Grand Soft                                                8,696            8,696
   Texas plant                                              16,200           16,200
   Texas independent
     distributor                                            10,533           10,533
   Ben & Jerry's revision                   4,657                             4,657
   Headquarters' expansion                                   4,478            4,478
                                          -------          -------          -------

                                            4,657           39,907           44,564
                                          -------          -------          -------

Other charges:
   Texas independent
     distributor                            5,000                             5,000
   Sales and distribution
     severance                                933                               933
   Asset disposals                                           5,317            5,317
                                          -------          -------          -------
                                            5,933            5,317           11,250
                                          -------          -------          -------
                                          $10,590          $48,524          $59,114
                                          =======          =======          =======









The following table summarizes the accruals included in accounts payable and accrued liabilities in the Consolidated balance sheet related to the restructuring program and other actions:

(In thousands)                                1998
--------------                                ----
Restructuring accruals:
   Grand Soft                                $2,258
   Sales and distribution severance             889
                                             ------
                                              3,147
                                             ------
Other accruals:
   Sales and distribution severance             419
                                             ------
                                             $3,566
                                             ======

                                                                              25
                                      Notes to consolidated financial statements



Note 4   Inventories
--------------------------------------------------------------------------------

Inventories at December 26, 1998 and December 27, 1997 consisted of the following:

(In thousands)           1998             1997
                        -------          -------
Raw materials           $ 4,840          $ 7,411
Finished goods           44,632           42,309
                        -------          -------

                        $49,472          $49,720
                        =======          =======


Note 5   Property, Plant and Equipment
--------------------------------------------------------------------------------

Property, plant and equipment at December 26, 1998 and December 27, 1997 consisted of the following:

(In thousands)                            1998              1997
                                        --------          --------
Machinery and equipment                 $198,122          $181,628
Buildings and improvements                92,287            84,409
Capital leased assets                     16,836            18,993
Office furniture and fixtures              6,672             6,484
                                        --------          --------

                                         313,917           291,514
Less: Accumulated depreciation
   and amortization                      129,782           112,839
                                        --------          --------

                                         184,135           178,675
Land                                      15,436            11,838
Construction in progress                   8,201            42,313
                                        --------          --------

                                        $207,772          $232,826
                                        ========          ========


   Accumulated amortization of the Company's capital leased assets was $8,118,000 and $5,837,000 at December 26, 1998 and December 27, 1997,
respectively.

   Interest capitalized was $1,244,000, $2,254,000 and $2,627,000 in 1998, 1997
and 1996, respectively.

   Depreciation expense for property, plant and equipment, including amortization expense for capital leased assets, was $32,375,000, $27,799,000 and $23,510,000 in 1998, 1997 and 1996, respectively.

   Construction in progress at December 26, 1998 included $3,513,000 of costs associated with the upgrade of the Company's computer systems and at December 27, 1997 included $29,130,000 of costs associated with the expansion of manufacturing and distribution capacity.

Note 6   Goodwill and Distribution Rights
--------------------------------------------------------------------------------

On March 27, 1996, the Company acquired the remaining 50.3 percent of the outstanding common stock of M-K-D Distributors, Inc. (M-K-D) for 320,000 newly issued shares of the Company's common stock* having a value of $10,800,000. The acquisition was accounted for as a purchase and the amount by which the purchase price exceeded the fair value of the net identifiable assets acquired of $8,144,000 was recorded as goodwill and distribution rights. The Company consolidated the results of operations of M-K-D since the beginning of fiscal 1996. That portion of M-K-D's 1996 pre-acquisition earnings before income taxes, which was attributable to the former stockholders' interest, approximately $148,000, was recorded as a charge to selling, general and administrative expenses.

Note 7   Income Taxes
--------------------------------------------------------------------------------

The (benefit) provision for federal and state income taxes consisted of the following:

(In thousands)        1998               1997              1996
                    --------           --------          --------
Current:
   Federal          $ (2,147)          $  3,644          $  1,683
   State                 374                191               315
                    --------           --------          --------

                      (1,773)             3,835             1,998
                    --------           --------          --------

Deferred:
   Federal           (24,218)             1,267             2,003
   State              (2,394)               579               361
                    --------           --------          --------

                     (26,612)             1,846             2,364
                    --------           --------          --------

                    $(28,385)          $  5,681          $  4,362
                    ========           ========          ========


   The 1997 cumulative effect of change in accounting principle of $746,000 is net of an income tax benefit of $484,000, comprised of federal and state income taxes, which is not reflected in the above table.


* The share information is presented before the effect of the 1997 common stock split. (See Note 11.)

Notes to consolidated financial statements

   The net deferred income tax liability as of December 26, 1998 and December 27, 1997 consisted of the following:

(In thousands)                              1998              1997
                                          --------           --------
Deferred tax assets:
   Net operating loss (NOL)
     carryforwards                        $  1,770           $
   Tax credit carryforwards                  6,732
                                          --------           --------
                                             8,502
                                          --------           --------

Deferred tax liabilities:
   Intangible assets and related
     amortization                          (10,249)           (15,773)
   Depreciation                             (9,248)           (19,814)
   Deferred costs                           (4,657)            (4,063)
   Other                                      (387)              (941)
                                          --------           --------

                                           (24,541)           (40,591)
                                          --------           --------
                                          $(16,039)          $(40,591)
                                          ========           ========


The federal statutory income tax rate is reconciled to the Company's effective income tax rate as follows:

                                       1998             1997           1996
                                       -----            ----           ----
Federal statutory
   income tax rate                     (35.0)%          35.0%          35.0%
Tax credits                             (1.9)
State income taxes, net
   of federal tax benefit               (1.8)            3.5            3.9
Reversal of income taxes
   provided in prior periods                                           (3.7)
Other                                    0.8             0.8            3.2
                                       -----            ----           ----

                                       (37.9)%          39.3%          38.4%
                                       =====            ====           ====


   As of December 26, 1998, the Company had deferred tax assets relating to NOL carryforwards, alternative minimum tax and research credit carryforwards. The pre-tax federal NOL carryforwards of $3,647,000 expire in 2018. The research credit carryforwards of $2,334,000 expire between 2012 and 2018. The alternative minimum tax carryforwards of $4,398,000 can be carried forward indefinitely, as they do not expire. Utilization of these carryforwards may be limited in the event of a change in ownership of the Company. No valuation allowance for these assets has been recorded because the Company believes that it is more likely than not that these carryforwards will be used in future years to offset taxable income.

Note 8   Long-Term Debt
--------------------------------------------------------------------------------

Long-term debt at December 26, 1998 and December 27, 1997 consisted of the following:

(In thousands)                                            1998              1997
                                                        --------          --------
Revolving line of credit with banks,
   due 2000 with interest payable
   at three different rate options                      $ 99,800          $ 87,400
Senior notes, with principal due through
   2008 and interest payable semi-
   annually at rates ranging from
   7.68 percent to 8.34 percent                           50,000            50,000
Capital lease obligation, with payments
   due through 2000 and interest
   payable quarterly at a floating rate                   13,136            18,177
Senior notes, with principal due
   through 2001 and interest payable
   semiannually at 9.3 percent                            10,600            14,200
Industrial revenue bonds, with principal
   due through 2001 and interest
   payable quarterly at a floating rate
   based upon a tax-exempt note index                      4,500             4,500
                                                        --------          --------

                                                         178,036           174,277
Less: Current portion                                      8,255             8,364
                                                        --------          --------

                                                        $169,781          $165,913
                                                        ========          ========


   The aggregate annual maturities of long-term debt, including the capital lease obligation, as of December 26, 1998 are as follows:

(In thousands)
--------------
Year ending:
   1999                                     $  8,255
   2000                                      119,024
   2001                                       15,043
   2002                                        7,143
   2003                                        2,143
   Later years                                26,428
                                            --------
                                            $178,036
                                            ========

                                      Notes to consolidated financial statements


Line of Credit

The Company has a credit agreement with certain banks for a total revolving line of credit of $175,000,000. The total available under the line decreases to $149,286,000 on December 31, 1999 and the line expires on December 31, 2000. This line is available at three different interest rate options, which are defined as the agent bank's offshore rate, same day funding rate plus an applicable margin, or the bank's reference rate. The interest rate on the line of credit was 6.20 percent at December 26, 1998.

Senior Notes

On June 6, 1996, the Company completed a private placement of $50,000,000 of senior notes, due 2000 through 2008. Proceeds from the senior notes were used to repay a portion of existing bank borrowings under the Company's line of credit and to fund capital expenditures.

Lease Transaction

On March 29, 1996, the Company entered into a capital lease transaction involving the majority of its direct-store-delivery truck fleet. The $26,000,000 proceeds received by the Company from the lease transaction were used to both repay a portion of existing borrowings under the Company's line of credit and to fund capital expenditures. The interest rate on the capital lease obligation was
6.06 percent at December 26, 1998. The four-year lease has been classified as a capital lease and the related assets are recorded in property, plant and equipment.

   The excess of the lease transaction proceeds over the carrying value of the fleet of approximately $9,095,000 was deferred and netted against the carrying value of the capital leased assets. This deferred gain is being credited to income in proportion to the amortization of the capital leased assets.

Fair Value of Financial Instruments

As of December 26, 1998 and December 27, 1997, the fair value of the Company's long-term debt was determined to approximate the carrying amount. The fair value was based on quoted market prices for the same or similar issues or on the current rates offered to the Company for a term equal to the same remaining maturities. It is not practicable to estimate the fair value of the redeemable convertible preferred stock due to the unique terms and conditions of this security.

   The Company is subject to the requirements of various financial covenants, including dividend restrictions, under its long-term debt obligations.


Note 9   Leasing Arrangements
--------------------------------------------------------------------------------

The Company conducts certain of its operations from leased facilities, which include land and buildings, production equipment and certain vehicles. All of these leases, except one that has 89 years remaining, including renewal options, expire within a period of twenty-four years, including renewal options. Certain of these leases include non-bargain purchase options.

   The minimum rental payments required under non-cancelable leases at December 26, 1998 are as follows:

(In thousands)                                  Capital     Operating
                                                -------     -------
Year ending:
   1999                                          $ 5,383     $ 2,872
   2000                                            8,624       2,524
   2001                                                        1,979
   2002                                                        1,613
   2003                                                        1,536
   Later years                                                 4,348
                                                 -------     -------
                                                  14,007     $14,872
                                                             =======


Less: Amounts representing interest                  871
                                                 -------
Present value of minimum lease payments           13,136
Less: Current portion                              4,655
                                                 -------

                                                 $ 8,481
                                                 =======


   Rental expense for operating leases was $12,447,000, $13,994,000 and $11,665,000 in 1998, 1997 and 1996, respectively.

Note 10   Redeemable Convertible Preferred Stock
--------------------------------------------------------------------------------

On October 3, 1997, the Company's Series B preferred stock was converted into a total of 1,008,000 shares of redeemable convertible Series A preferred stock (Series A), redeemable on June 30, 2001. The Series A preferred stock is convertible, under certain conditions, at an initial conversion price of $17.37 into a total of 5,800,000 shares of common stock.

   In preference to shares of common stock, the Series A preferred stockholders are entitled to receive cumulative cash dividends, payable quarterly in arrears. Dividends on the Series A preferred stock are payable at a dividend rate equal to the amount that would be received as if the shares were converted into comparable shares of common stock. Series A preferred stockholders have common stock voting rights equal to the number of common shares into which their preferred stock is convertible. The Company is recording accretion to increase the carrying value to the redemption value of $100,752,000 by June 30, 2001.

Notes to consolidated financial statements


Note 11   Common Stock
--------------------------------------------------------------------------------

The Company paid a regular quarterly dividend of $.03 per share of common stock for each quarter of 1998, 1997 and 1996.

   During 1987, the Board of Directors declared a dividend of one Preferred Stock Purchase Right (the Rights) for each outstanding share of common stock. Under certain conditions, the Rights become exercisable for the purchase of the Company's preferred or common stock.

Common Stock Split

On November 18, 1997, the Company issued shares of common stock to holders of record on October 30, 1997 to effect a two-for-one common stock split. An amount equal to the par value of the common stock issued was transferred from capital in excess of par to common stock to reflect this split. Additionally, the number of shares, stock price per share, and earnings and dividends per share information appearing in these consolidated financial statements were restated to reflect this stock split on a retroactive basis unless otherwise indicated.

Nestle Equity Issuance

Pursuant to a 1994 equity transaction (the Nestle Agreement), an affiliate of Nestle USA, Inc. (Nestle) purchased 6,000,000 newly issued shares of common stock and warrants to purchase an additional 4,000,000 shares at an exercise price of $16 per share. Warrants for 2,000,000 shares expired unexercised on June 14, 1997. Warrants for the other 2,000,000 shares are exercisable at any time prior to their expiration on June 14, 1999.

   The Company has the right to cause Nestle to exercise the remaining warrants at any time through the warrant expiration date at $16 per share, if the average trading price of the common stock exceeds $30 during a 130 trading day period preceding the exercise, subject to certain conditions. Furthermore, if the average trading price of the common stock equals or exceeds $30 during a 130 trading day period before June 14, 1999, Nestle will be required to pay an additional $1 for each share purchased and each share purchased upon exercise of the warrants.

   In connection with the Nestle Agreement, the Company entered into a distribution agreement with Nestle Ice Cream Company to distribute Nestle's frozen novelty and ice cream products in certain markets.

Note 12   Employee Benefit Plans
--------------------------------------------------------------------------------

The Company maintains a defined contribution retirement plan (pension plan) for employees not covered by a collective bargaining agreement. The plan provides retirement benefits based upon the assets of the plan held by the trustee. The Company amended its pension plan during 1998 to reduce the percentage of eligible participants' annual compensation it contributes to the plan from 7 percent to 5 percent. The Company also maintains a salary deferral plan (401(k) plan) under which it may make a matching contribution of a percentage of each participant's deferred salary amount.

   Pension expense and 401(k) matching contributions under these plans were $5,411,000, $7,500,000 and $7,683,000 in 1998, 1997 and 1996, respectively. The
Company's liability for accrued pension contributions and 401(k) matching contributions was $5,648,000 and $7,841,000 at December 26, 1998 and December 27, 1997, respectively.

   Pension expense for employees covered by multi-employer retirement plans under collective bargaining agreements was $981,000, $1,056,000 and $956,000 in 1998, 1997 and 1996, respectively.

Note 13   Employee Stock Plans
--------------------------------------------------------------------------------

The Company offers to certain employees various stock option plans, a Section 423 employee stock purchase plan and an employee secured stock purchase plan.

Stock Option Plans

The Company has three stock option plans under which options may be granted for the purchase of the Company's common stock at a price not less than 100 percent of the fair market value at the date of grant. The incentive stock option plan (the 1982 Plan) provides that options are not exercisable until after two years from the date of grant and generally expire six years from the date of grant. The non-qualified stock option plan (the 1992 Plan) provides that options are not exercisable until after two years from the date of grant and expire upon death or termination of employment. In 1994, the stockholders approved an additional stock option plan (the 1993 Plan) under which granted options may be either incentive stock options or non-qualified stock options. This plan provides that options expire no later than ten years from the date of grant. This plan also provides that most of the terms of the options, such as vesting, are within the discretion of the compensation committee, composed of certain members of the Company's board of directors.

                                      Notes to consolidated financial statements


   No compensation expense has been recognized for these stock option plans. If compensation expense for these plans had been determined based on the estimated fair value at the grant dates, the Company's net (loss) income applicable to common stock and net (loss) income per common share on a pro forma basis would have been as follows:

(In thousands, except per share amounts)    1998                1997              1996
                                         ----------           ---------          -------
Net (loss) income applicable
   to common stock                       $  (50,530)          $   1,757          $   249
Net (loss) income per
   common share:
     Basic                                    (1.86)                .07              .01
     Diluted                                  (1.86)                .06              .01


   The Company used the Black-Scholes option pricing model to estimate the fair value of options granted during 1998, 1997 and 1996. The assumptions used to compute compensation expense in the above pro forma presentation and to estimate the weighted average fair market value of options granted are as follows:

                                  1998             1997             1996
                                 ------           ------           ------
Risk-free interest rate            5.74%            6.59%            5.96%
Dividend yield                      .53%             .78%             .75%
Volatility                        32.29%           31.51%           33.62%
Expected term (years)               5.9              5.7              4.5
Weighted average
   fair market value             $ 9.10           $ 6.07           $ 6.17



   Stock options exercisable were 2,196,000, 1,719,000 and 1,236,000 at years ended 1998, 1997 and 1996, respectively. These stock options were exercisable at weighted average option prices of $13.69, $13.15 and $13.06 for 1998, 1997 and 1996, respectively.

   The activity in the three stock option plans for each of the three years in the period ended December 26, 1998 is summarized below.

                                            Options                             Weighted
                                          Available          Options       Average Price
(In thousands, except per share amounts)  for Grant      Outstanding           Per Share
                                          ---------      -----------       -------------
Balance, December 30, 1995                      920            2,730           $   12.55
   Authorized                                 2,000
   Granted                                     (902)             902               15.75
   Exercised                                                    (106)               8.87
   Canceled                                     106             (106)              13.46
                                             ------            -----           ---------

Balance, December 28, 1996                    2,124            3,420               13.49
   Granted                                     (932)             932               15.35
   Exercised                                                    (243)              12.58
   Canceled                                     143             (143)              14.32
                                             ------            -----           ---------

Balance, December 27, 1997                    1,335            3,966               13.97
   Granted                                     (714)             714               22.72
   Exercised                                                    (181)              11.99
   Canceled                                     138             (138)              16.42
                                             ------            -----           ---------

Balance, December 26, 1998                      759            4,361           $   15.41
                                             ======            =====           =========

   Significant option groups outstanding at December 26, 1998 and related weighted average price per share and life information follows:

(In thousands, except per share amounts)
--------------------------------------------------------------------------------


                                      Options Outstanding                              Options Exercisable
                -----------------------------------------------------------     -----------------------------------
Exercise            Options       Weighted Average         Weighted Average         Options        Weighted Average
Price Range     Outstanding         Exercise Price    Remaining Life(Years)     Exercisable          Exercise Price
-----------     -----------         --------------    ---------------------     -----------          --------------
$ 9.75-14.06         1,856               $   12.58                     5.2            1,461               $   12.58
 14.63-19.75         1,835                   15.52                     7.4              704                   15.50
 22.88-25.38           670                   22.95                     9.2               31                   24.57
                     -----               ---------                     ---            -----               ---------

                     4,361               $   15.41                                    2,196               $   13.69
                     =====               =========                                    =====               =========

Notes to consolidated financial statements

Section 423 Employee Stock Purchase Plan

Under the section 423 employee stock purchase plan, employees may authorize payroll deductions of up to 10 percent of their compensation for the purpose of acquiring shares at 85 percent of the market price determined at the beginning of a specified twelve month period. Under this plan, employees purchased 34,000 shares at prices ranging from $13.15 to $19.87 per share in 1998, 30,000 shares* at prices ranging from $24.65 to $25.93 per share* in 1997 and 24,000 shares* at prices ranging from $22.00 to $32.94 per share* in 1996. Compensation expense based on the fair value of the employees' purchase rights was not material in 1998, 1997 and 1996.

Employee Secured Stock Purchase Plan

Under the employee secured stock purchase plan, on specified dates, employees may purchase shares at fair market value by paying 20 percent of the purchase price in cash and the remaining 80 percent of the purchase price in the form of a non-recourse promissory note with a term of 30 years. Under this plan, employees purchased 83,000 shares at prices ranging from $13.38 to $20.13 per share in 1998, 20,000 shares* at prices ranging from $30.25 to $48.25 per share* in 1997 and 28,000 shares* at prices ranging from $28.50 to $31.75 per share* in 1996.

Note 14   Insurance Settlements and Trademark Sale
--------------------------------------------------------------------------------

During 1998, 1997 and 1996, the Company recorded several gains relating to claims filed under its insurance policies. These claims resulted from accidents that contaminated certain finished goods inventories. Under the Company's insurance policies, the Company is entitled to receive the value of the affected finished goods inventories at their normal selling price, plus expenses incurred in recovering from these accidents. These claims resulted in gains of $1,300,000, $2,355,000 and $2,100,000 in 1998, 1997 and 1996, respectively, which were recorded as reductions in cost of goods sold.

   In December 1996, the Company sold trademark rights for the People's Republic of China, Hong Kong and Macau to a third-party independent distributor for $2,600,000. Also in December 1996, the Company recorded $1,043,000 of gross margin relating to the sale of a three to five month supply of its products to this same distributor.

   In 1998, insurance claims decreased 1998 net loss by $807,000, or $0.03 per diluted common share. In 1997, insurance claims increased 1997 net income by $1,430,000, or $0.05 per diluted common share. The 1996 transactions, including gains from insurance claims, increased 1996 net income by $3,538,000, or $0.13 per diluted common share.

Note 15   Contingencies
--------------------------------------------------------------------------------

The Company is engaged in various legal actions as both plaintiff and defendant. Management believes that the outcome of these actions, either individually or in the aggregate, will not have a material adverse effect on the Company's financial position, results of operations or cash flows.



* The share information is presented before the effect of the 1997 common stock split. (See Note 11.)

                                      Notes to consolidated financial statements

Note 16   Selected Quarterly Financial Data (Unaudited)
--------------------------------------------------------------------------------

                                                      (Loss) Income Before
                                                         Cumulative Effect     Cumulative Effect  Net (Loss) Income  Price Range Per
(In thousands, except per                      Gross          of Change in          of Change in      Applicable to    Common Share
share amounts)                Sales           Margin  Accounting Principle(1)  Accounting Principle     Common Stock    (NASDAQ)(2)
-------------------------  ----------      ---------  --------------------     --------------------  ----------------- -------------
1998
1st Quarter                $  215,082      $ 36,114              $ (5,905)                               $ (5,905)      $20.00-25.38
2nd Quarter                   280,273        62,502                 4,255                                   4,255        19.38-26.75
3rd Quarter                   302,972        64,054                (6,261)                                 (6,261)        9.44-21.50
4th Quarter                   224,008        31,803               (39,719)                                (39,719)        9.00-17.38
                           ----------      --------              --------                                --------       ------------

                           $1,022,335      $194,473              $(47,630)                               $(47,630)
                           ==========      ========              ========                                ========

1997
1st Quarter                $  200,438      $ 38,187              $ (1,300)                               $ (1,300)      $14.50-17.25
2nd Quarter                   271,972        59,255                 4,937                                   4,937        14.88-20.13
3rd Quarter                   286,256        65,641                 3,715                                   3,715        18.75-27.50
4th Quarter                   211,431        42,463                (2,638)             $    746            (3,384)       18.50-26.50
                           ----------      --------              --------              --------          --------       ------------

                           $  970,097      $205,546              $  4,714              $    746          $  3,968
                           ==========      ========              ========              ========          =========





             Basic Net (Loss) Income Per Common Share(2)         Diluted Net (Loss) Income Per Common Share(2)
           ------------------------------------------------   --------------------------------------------------
               (Loss) Income                                     (Loss) Income
           Before Cumulative       Cumulative                 Before Cumulative        Cumulative
            Effect of Change Effect of Change                  Effect of Change  Effect of Change
               in Accounting    in Accounting    Net (Loss)       in Accounting      in Accounting    Net (Loss)
                Principle(3)        Principle     Income(3)        Principle(3)          Principle     Income(3)
           ----------------- ----------------   -----------   -----------------  -----------------    ----------
1998
1st Quarter       $   (.22)                       $   (.22)       $   (.22)                           $   (.22)
2nd Quarter            .16                             .16             .13                                 .13
3rd Quarter           (.23)                           (.23)           (.23)                               (.23)
4th Quarter          (1.45)                          (1.45)          (1.45)                              (1.45)

1997
1st Quarter       $   (.05)                       $   (.05)       $   (.05)                           $   (.05)
2nd Quarter            .18                             .18             .18                                 .18
3rd Quarter            .14                             .14             .13                                 .13
4th Quarter           (.10)       $   (.03)           (.13)           (.10)           $   (.03)           (.13)



(1) (Loss) income has been reduced by preferred stock dividends and accretion of preferred stock to redemption value.

(2) Retroactively restated to reflect the effects of the common stock split in 1997.

(3) The number of weighted average shares outstanding used in the computation of net (loss) income per common share increases and decreases as shares are issued and repurchased during the year. For this reason, the sum of net
     (loss) income per common share for the quarters may not be the same as the net (loss) income per common share for the year.

Report of independent accountants

To the Board of Directors and Stockholders of Dreyer's Grand Ice Cream, Inc.

In our opinion, the accompanying consolidated balance sheet and the related consolidated statements of operations, of changes in stockholders' equity and of cash flows present fairly, in all material respects, the financial position of Dreyer's Grand Ice Cream, Inc. and its subsidiaries at December 26, 1998 and December 27, 1997, and the results of their operations and their cash flows for each of the three years in the period ended December 26, 1998, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

   As discussed in Note 2 to the consolidated financial statements, the Company changed its method of accounting for reengineering costs in the fourth quarter of 1997.




/s/ PRICEWATERHOUSECOOPERS LLP
------------------------------
PricewaterhouseCoopers LLP
San Francisco, California
February 22, 1999

                                                                              33
                                 Five-year summary of significant financial data

                                                                                 Fiscal Year Ended December
                                                        -------------------------------------------------------------------------
(In thousands, except per share amounts)                 1998             1997            1996            1995             1994
                                                        -------          -------         -------         -------          -------
Operations:
   Sales and other income                           $ 1,025,988      $   973,091     $   796,195     $   681,052      $   566,602
   (Loss) income before cumulative effect of
     change in accounting principle                     (46,510)           8,774           6,997          (1,524)           1,001
   Net (loss) income                                    (46,510)           8,028           6,997          (1,524)           1,001
   Net (loss) income applicable to common stock         (47,630)           3,968           2,000          (3,496)           1,001

Per Common Share:
   Basic:
     (Loss) income before cumulative effect of
        change in accounting principle(1)                 (1.75)             .18             .08            (.13)             .03
     Net (loss) income(1)                                 (1.75)             .15             .08            (.13)             .03
   Diluted:
     (Loss) income before cumulative effect of
        change in accounting principle(1)                 (1.75)             .17             .07            (.13)             .03
     Net (loss) income(1)                                 (1.75)             .14             .07            (.13)             .03
   Dividends declared(1)                                    .12              .12             .12             .12              .12

Balance Sheet:
   Total assets                                         463,180          502,798         478,907         414,105          362,026
   Working capital                                       61,059           78,576          70,136          69,361           48,403
   Long-term debt, including convertible
     subordinated debentures                            169,781          165,913         163,135         134,000          146,852
   Redeemable convertible preferred stock                99,654           99,230          98,806          98,382
   Stockholders' equity                                  62,633          109,340         104,063          92,263          135,921



(1) Retroactively restated to reflect the effects of the common stock split in 1997.

34
Management's discussion and analysis

Results of Operations
--------------------------------------------------------------------------------


Forward-Looking Statements

The Company may from time to time make written or oral forward-looking statements. Written forward-looking statements may appear in documents filed with the Securities and Exchange Commission, in press releases and in reports to stockholders. The Private Securities Litigation Reform Act of 1995 contains a "safe harbor" for forward-looking statements upon which the Company relies in making such disclosures. In accordance with this "safe harbor" provision, we have identified that forward-looking statements are contained in this Annual Report. The Company undertakes no obligation to publicly revise these forward-looking statements to reflect subsequent events or circumstances.

   Also, in connection with this "safe harbor" provision, the Company identifies important factors that could cause the Company's actual results to differ materially from those contained in any forward-looking statement made by or on behalf of the Company. Those factors include but are not limited to those discussed in the section Risks and Uncertainties in Management's discussion and analysis. Any such statement is qualified by reference to the cautionary statements set forth in the section Risks and Uncertainties and in the Company's other filings with the Securities and Exchange Commission.

Financial Summary

The Company recorded a net loss applicable to common stock of $(47,630,000), or $(1.75) per common share for fiscal 1998. These results represent a substantial decrease from the net income applicable to common stock of $3,968,000, or $0.14 per diluted common share reported for fiscal 1997. Consolidated net sales increased 5 percent over fiscal 1997 to $1,022,335,000, surpassing $1 billion for the first time in the Company's history. The results for fiscal 1998 reflect the effects of the Company's previously announced restructuring program and other actions, and certain charges related to changes in its distribution arrangement with Ben & Jerry's Homemade, Inc. (Ben & Jerry's).

Background

In fiscal 1994 the Company adopted a strategic plan to accelerate the sales of its brand throughout the country (the Strategic Plan). The key elements of this plan are: 1) to build high margin brands with leading market shares through effective consumer marketing activities, 2) to expand the Company's direct-store-delivery distribution network to national scale and enhance this capability with sophisticated information and logistics systems and
3) to introduce innovative new products. The potential benefits of the Strategic Plan are increased market share and future earnings above those levels that would be attained in the absence of the Strategic Plan.

   In accordance with the Strategic Plan, the Company embarked on an aggressive national expansion. This expansion involved the entry into 34 new markets, which included the opening of a major manufacturing and distribution center in Texas, a significant increase in marketing spending and the introduction of several new products. At the same time, the Company invested in its soft-serve equipment manufacturing business (Grand Soft). The investments required to fund the brand building actions and national expansion and to support the Grand Soft business substantially increased the Company's cost structure.

   Beginning in late fiscal 1997 and continuing into fiscal 1998, the cost of dairy, the primary ingredient in ice cream, increased significantly. These costs peaked in fiscal 1998 at a rate more than double that experienced in the prior year. This increase reduced the Company's fiscal 1998 gross margin by approximately $22,000,000 when compared to fiscal 1997. Aggressive discounting by the Company's competitors made it difficult to raise prices by an amount sufficient to compensate for these higher dairy costs. During this same period, sales volumes of the Company's "better for you" products continued the significant decline that began in fiscal 1997, consistent with an industry-wide trend. These "better for you" products enjoy a higher margin than the Company's classic ice cream and the volume decline had a significant impact on the Company's profitability in 1998. Finally, in August 1998, Ben & Jerry's informed the Company of its intention to terminate its distribution contract. Subsequent negotiations with Ben & Jerry's yielded revisions to the original contract terms which will reduce the Company's distribution gross margin of Ben & Jerry's products by approximately 54 percent starting September 1, 1999. The Company estimates that the markets where it will stop distributing Ben & Jerry's products contributed approximately 6 percent of its gross margin, or $13,000,000, in fiscal 1998.

   The above factors: the higher dairy costs; the decline in "better for you" volumes; and the reduction in future Ben & Jerry's sales; had and will have a negative effect on the Company's gross margin and its ability to successfully implement the Strategic Plan. The Company, therefore, concluded that a thorough reassessment of its cost structure and strategy was necessary. This reassessment yielded a restructuring program designed to improve profitability and accelerate cost reductions by increasing focus on the core elements of the Strategic Plan. The reassessment also addressed the need to review the valuation of certain assets unfavorably impacted by Ben & Jerry's decision to change its distribution agreement with the Company. On October 16, 1998, the board of directors approved the restructuring program.

                                                                              35
                                            Management's discussion and analysis

Revision of Ben & Jerry's Distribution Agreement

During the third quarter of fiscal 1998, Ben & Jerry's notified the Company of its intention to terminate the distribution contract between the Company and Ben & Jerry's. The Company subsequently entered into negotiations with Ben & Jerry's to resolve issues associated with the pending termination. In the first quarter of fiscal 1999, the companies announced that they reached a resolution regarding these issues by amending the existing distribution agreement and entering into a new distribution agreement. As a result, the Company will continue to distribute Ben & Jerry's products until August 31, 1999 in all existing markets, except the New York metropolitan area (discussion follows in Restructuring Program and Other Actions), and on terms and conditions different in some respects from those in place prior to the amendment. The Company will stop distributing Ben & Jerry's products in New York on April 1, 1999. Starting September 1, 1999, the Company's distribution gross margin of Ben & Jerry's products will be reduced by approximately 54 percent under the new distribution agreement. Additionally, Ben & Jerry's notified the Company of its intention to terminate its separate distribution agreement with the Company's independent distributor in Texas (discussion follows in Restructuring Program and Other Actions).

   In 1998, the distribution margin on Ben & Jerry's products contributed just over 11 percent of the Company's total gross margin. The Company estimates that the distribution gross margin in the markets where it will stop distributing Ben & Jerry's products later in fiscal 1999 represented approximately 6 percent, or $13,000,000, of its total gross margin in fiscal 1998. Ultimately the Company expects to recoup this lost margin through the introduction of its own, higher margin branded products. The Company does anticipate some transitional negative financial impact in late fiscal 1999 as the Ben & Jerry's relationship changes and the Company incurs costs associated with launching its own new products.

Restructuring Program and Other Actions

The implementation of the restructuring program and other actions resulted in a pre-tax charge to earnings of $59,114,000 in fiscal 1998. This includes $10,590,000 recorded in the third quarter which related primarily to Ben & Jerry's actions that occurred in September 1998 and to a severance program, which management had already begun in advance of board approval of the remainder of the restructuring program. The remainder of the charges, $48,524,000, was recorded in the fourth quarter of fiscal 1998.

   The five key elements of the restructuring program and other actions are as follows:

- The Company decided to exit the equipment manufacturing business associated with its Grand Soft ice cream unit. The Grand Soft business consists of both ice cream sales and equipment manufacturing operations. The Company will remain in the profitable ice cream portion of this business, while exiting the unprofitable equipment manufacturing operation. In the fourth quarter of fiscal 1998, the Company recorded $8,696,000 in asset impairment charges and $2,258,000 in estimated closing costs associated with the withdrawal from this business. The Company expects to exit the equipment manufacturing operation by June 1999.

   The $8,696,000 charge is included in impairment of long-lived assets in the Consolidated statement of operations and is comprised of $5,714,000 of goodwill, $1,956,000 of property, plant and equipment and $1,026,000 of inventory and other assets. The remaining assets of Grand Soft total $1,762,000 and consist primarily of trade accounts receivable, which are fully recoverable. The assets were written down to net realizable value based on an estimate of what an independent third party would pay for the assets of the business. The charge of $2,258,000 for closing costs is included in restructuring charges in the Consolidated statement of operations and a $2,258,000 liability is included in accounts payable and accrued liabilities in the Consolidated balance sheet, as no closing costs were paid in fiscal 1998. The closing costs are based on estimates of legal fees, employee separation payments and expected settlements. The closing costs include $576,000 of severance related costs for the 23 employees, from all areas of responsibility, who were notified of their pending termination prior to fiscal year end. The Grand Soft manufacturing operations generated revenues of $3,093,000, $3,346,000 and $6,007,000 and incurred pre-tax operating losses of $(2,335,000), $(2,274,000) and $(1,628,000) in fiscal years
1998, 1997 and 1996, respectively.

- The Company has implemented a program designed to reduce operating expenses in manufacturing, sales and distribution and administration. Core pieces of this program include outsourcing of certain non-strategic activities, consolidation of warehouse facilities and selected reductions in sales and distribution staffing. The Company completed these actions in the fourth quarter, and believes that they will improve operating margins without sacrificing market coverage or sales effectiveness.

   - As part of this program, the Company reviewed operations at all of its manufacturing facilities in order to identify and dispose of under-utilized assets. As a result of this review, the Company recorded a charge to cost of goods sold of $5,317,000 in the fourth quarter, related primarily to write down of manufacturing assets.

   In connection with reducing operating expenses for sales and distribution, the Company recorded $1,042,000 of severance and related charges in the fourth quarter that are included in the restructuring charges in the Consolidated statement of operations. A total

36
Management's discussion and analysis

of 38 sales and distribution employees were to be terminated under this program. Of this total, 16 were terminated in fiscal 1998 and paid $153,000 in severance benefits. The remaining 22 employees were notified of their pending termination prior to fiscal year end. An accrual for severance benefits of $889,000 was outstanding at year end. The Company also recorded a $933,000 charge to cost of goods sold in the third quarter for severance actions begun in advance of board approval of the remainder of the restructuring program. The Company paid $514,000 of these severance benefits in fiscal 1998, leaving a liability of $419,000 at fiscal year end which is included in accounts payable and accrued liabilities in the Consolidated balance sheet.

   In addition, the Company charged to expense $4,478,000 of previously capitalized costs classified as property, plant and equipment associated with the expansion of its headquarters, as the expansion plan was canceled in an effort to reduce future administration costs. The $4,478,000 charge was based on a third party independent appraisal of the fair market value of the related real property and is included in impairment of long-lived assets on the Consolidated statement of operations.

- The Company, in carrying out its national expansion program, made significant investments to support an aggressive expansion in Texas. These investments, while building sales volume, delivered results below expectations. The Company is now modifying this expansion strategy in order to concentrate on more profitable opportunities. The objective in Texas will be to preserve volumes while seeking margin improvement. As a result of this change in strategy, the Company will realize substantially lower production volumes over the remaining useful life of its Texas manufacturing plant than originally contemplated. The Company has therefore concluded that its investment in the Texas plant is non-recoverable and has recorded an impairment charge of $16,200,000 in the fourth quarter to reduce the net book value of the plant to its estimated fair market value. The $16,200,000 impairment charge was based on a third party independent appraisal and is included in impairment of long-lived assets in the Consolidated statement of operations.

- Ben & Jerry's indicated its intent to terminate its separate distribution agreement with the Company's independent distributor in Texas, (the Texas Distributor), in which the Company has a 16 percent minority equity interest. Ben & Jerry's action placed at significant risk the recoverability of the Company's equity investment, distribution rights, and trade receivables relating to this distributor. In the third quarter of fiscal 1998, the Company recorded a bad debt provision of $5,000,000 relating to the trade receivables, when originally notified of the Ben & Jerry's decision. The $5,000,000 bad debt provision is included in selling, general and administrative expenses in the Consolidated statement of operations. In light of Ben & Jerry's plans to terminate its relationship with the Texas Distributor and the previously noted change in the Company's Texas strategy, the Company evaluated the recoverability of all assets associated with the Texas Distributor. Accordingly, in addition to the accounts receivable reserve recorded in the third quarter, the Company recorded additional charges of $10,533,000 in the fourth quarter related to the impairment of its minority equity investment and distribution rights associated with the Company's contract with the Texas Distributor. The Company concluded that these assets were unrecoverable due to the substantially reduced profits and cash flow resulting from Ben & Jerry's decision to terminate the Texas Distributor's distribution agreement. The $10,533,000 charge is comprised of $9,449,000 of distribution rights and $1,084,000 of the equity investment and is included in impairment of long-lived assets in the Consolidated statement of operations.

- Due to the notice of termination from Ben & Jerry's, the Company charged to expense $4,657,000 of unamortized portion of distribution rights related to the acquisition of the Ben & Jerry's New York distributor. The Company acquired this business in fiscal 1989, in the development of its long-standing relationship with Ben & Jerry's. The other tangible assets of this business have been merged with the Company's New York operations and are fully recoverable. This charge was recorded in the third quarter of fiscal 1998 and is included in impairment of long-lived assets in the Consolidated statement of operations.

                                                                              37
                                            Management's discussion and analysis

   The following table summarizes the classification of the charges in the Consolidated statement of operations related to the restructuring program and other actions:

                                                           1998
                                        --------------------------------------------
(In thousands)                          Third Quarter   Fourth Quarter     Full Year
                                        -------------   --------------     ---------
Restructuring charges:
   Grand Soft                              $               $ 2,258          $ 2,258
   Sales and distribution
     severance                                               1,042            1,042
                                          -------          -------          -------

                                                             3,300            3,300
                                          -------          -------          -------

Impairment of long-lived assets:
   Grand Soft                                                8,696            8,696
   Texas plant                                              16,200           16,200
   Texas independent
     distributor                                            10,533           10,533
   Ben & Jerry's revision                   4,657                             4,657
   Headquarters' expansion                                   4,478            4,478
                                          -------          -------          -------

                                            4,657           39,907           44,564
                                          -------          -------          -------

Other charges:
   Texas independent
     distributor                            5,000                             5,000
   Sales and distribution
     severance                                933                               933
   Asset disposals                                           5,317            5,317


                                            5,933            5,317           11,250
                                          -------          -------          -------

                                          $10,590          $48,524          $59,114
                                          =======          =======          =======


The following table summarizes the accruals included in accounts payable and accrued liabilities in the Consolidated balance sheet related to the restructuring program and other actions:

(In thousands)                                1998
                                             ------
Restructuring accruals:
   Grand Soft                                $2,258
   Sales and distribution severance             889
                                             ------

                                              3,147
                                             ------

Other accruals:
   Sales and distribution severance             419
                                             ------

                                             $3,566
                                             ======


The Company anticipates an improvement in pre-tax income of approximately $14,000,000 in fiscal 1999 as a result of the restructuring program and other actions. The $14,000,000 will be realized through reduced depreciation and amortization expense of approximately $5,300,000 and reduced salaries and operating expenses of approximately $9,700,000. In addition, the Company anticipates that cash inflows from tax deductions and proceeds from asset sales will more than offset the cash costs of the restructuring program and other actions.

Risks and Uncertainties

Certain statements contained in this Annual Report are forward-looking statements made pursuant to the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks and uncertainties, which may cause the Company's actual actions or results to differ materially from those contained in the forward-looking statements.

   The Company believes that the benefits under the Strategic Plan will be realized in future years, although no assurance can be given that the expectations relative to future market share and earnings benefits of the strategy will be achieved. Specific factors that might cause such a difference include, but are not limited to, the Company's ability to achieve the cost reductions anticipated from its restructuring program and to achieve efficiencies in its manufacturing and distribution operations without negatively affecting sales, the cost of dairy and other commodities used in the Company's products, competitors' marketing and promotion responses, market conditions affecting the price of the Company's products, the Company's ability to increase sales of its own branded products, and responsiveness of the trade and consumers to the Company's new products and increased marketing and promotional expenses.

Adoption of New Accounting Standard

The Company is required to adopt the Accounting Standards Executive Committee's Statement of Position 98-5, "Reporting on the Costs of Start-Up Activities" (SOP 98-5) in the first quarter of fiscal 1999. SOP 98-5 requires that the costs of start-up activities, including preoperating costs, should be expensed as incurred. The Company has capitalized preoperating costs such as those incurred during the construction and start-up of new manufacturing and distribution facilities and introductory allowances paid to customers. These costs are amortized over one to three years. As a result of adopting SOP 98-5, the Company will expense unamortized preoperating costs in the first quarter of fiscal 1999 as a cumulative effect of a change in accounting principle. The Company does not expect the adoption of SOP 98-5 to have a material adverse effect on its financial position.

38

Management's discussion and analysis


Fiscal 1998 Compared with Fiscal 1997

Consolidated sales for fiscal 1998 increased 5 percent, or $52,238,000, to $1,022,335,000 from $970,097,000 for fiscal 1997. Sales of the Company's branded products were 5 percent, or $29,344,000, higher than fiscal 1997, as a result of higher unit sales and increased selling prices. The products that led this increase were Dreyer's and Edy's Homemade Ice Cream and Dreyer's and Edy's Grand Ice Cream, offset by significant declines in the Company's "better for you" frozen yogurt, sugar free, reduced fat and fat free products. The higher sales were due in part to the effect of a significant increase in trade promotion spending. The average national dollar market share of the Company's Dreyer's and Edy's branded products was 15.5 percent, in the final quarters of 1998 and 1997. Sales of other companies' branded products (partner brands) increased 7 percent, led by Ben & Jerry's Homemade(R) superpremium products. Sales of partner brands represented 37 percent of consolidated sales in fiscal 1998 compared with 36 percent in fiscal 1997. Wholesale prices for the Company's branded products increased approximately 2 percent, before the effect of increased trade promotion expense. The effect of price increases for partner brands was approximately 4 percent.

   Other income increased $659,000, or 22 percent, due to higher earnings from a joint venture accounted for under the equity method.

   Cost of goods sold increased $63,311,000, or 8 percent, over fiscal 1997, while the overall gross margin decreased from 21.2 percent to 19.0 percent. The gross margin decreased due to dairy costs that were approximately $22,000,000 higher than fiscal 1997 dairy costs.

   Selling, general and administrative expenses increased from 19 percent of sales for fiscal 1997 to 21 percent of sales for fiscal 1998. The increase of $28,761,000, or 16 percent in fiscal 1998 compared with fiscal 1997, related primarily to both significantly higher trade promotion and the establishment of a $5,000,000 reserve for trade receivables relating to an independent distributor. (See Note 3 of Notes to consolidated financial statements.)

   Interest expense was $2,311,000, or 22 percent, higher in fiscal 1998 than fiscal 1997, due primarily to higher average borrowings on the Company's line of credit.

Fiscal 1997 Compared with Fiscal 1996

Consolidated sales for fiscal 1997 increased 23 percent, or $178,256,000, to $970,097,000 from $791,841,000 for fiscal 1996. Sales of the Company's branded products were 25 percent, or $124,776,000, higher than fiscal 1996 and accounted for the majority of the overall sales increase. The increase in sales of the Company's branded products related primarily to higher unit sales in all markets. The products that led this increase were Dreyer's and Edy's Grand Ice Cream, Dreyer's and Edy's Homemade Ice Cream, Starbucks(R) Ice Cream, and Dreyer's and Edy's Grand Light(R) Ice Cream. These higher sales were due in part to the effect of a significant increase in trade promotion spending. The average national dollar market share of the Company's Dreyer's and Edy's branded products increased to 15.5 percent in the final quarter of 1997 from 13.3 percent for the same period in 1996. Sales of other companies' branded products (partner brands) increased 18 percent, led by Healthy Choice(R) low fat ice cream from Con Agra, Inc., Ben & Jerry's Homemade(R) superpremium products, and frozen novelty and ice cream products from Nestle Ice Cream Company. Sales of partner brands represented 36 percent of consolidated sales in fiscal 1997 compared with 38 percent in fiscal 1996. Wholesale prices for the Company's branded products increased approximately 3 percent, before the effect of increased trade promotion expense. The effect of price increases for partner brands was not significant.

   Other income decreased $1,360,000, or 31 percent, due to the sale of trademark rights for the People's Republic of China, Hong Kong and Macau to a third-party distributor for $2,600,000 in fiscal 1996 (see Note 14 of Notes to consolidated financial statements), partially offset in fiscal 1997 by higher earnings from a joint venture accounted for under the equity method.

   Cost of goods sold increased $135,266,000, or 22 percent, over fiscal 1996, while the overall gross margin increased to 21.2 percent from 20.5 percent. The gross margin increased due to higher margins on Company's branded products, and a comparatively higher proportion of those sales (which carry a higher margin than partner brands), offset slightly by a decrease in partner brand gross margin due to changes in product mix. The improvement in the gross margin on the Company's branded products was due to lower dairy costs in fiscal 1997 as compared to fiscal 1996. The Company recorded a pre-tax gain of $2,355,000 resulting from various insurance claims during fiscal 1997, which was recorded as a reduction in cost of goods sold. (See Note 14 of Notes to consolidated financial statements.) These insurance gains are largely non-recurring and as such may not be available in future periods.

   Selling, general and administrative expenses increased from 18 percent of sales for fiscal 1996 to 19 percent of sales for fiscal 1997. The increase of $37,387,000, or 26 percent, related primarily to significantly higher trade promotion expenses in fiscal 1997 compared with fiscal 1996.

   Interest expense was $1,147,000, or 12 percent, higher in fiscal 1997 than fiscal 1996 due primarily to additional interest expense from the issuance of senior notes in the second quarter of fiscal 1996, partially offset by a reduction in interest expense on the Company's line of credit due to lower average borrowings.

                                                                              39
                                            Management's discussion and analysis

Tax Provisions

The Company's income tax provisions differ from tax provisions calculated using the federal statutory tax rate primarily due to tax credits, state income taxes and the reversal of income taxes provided in prior periods. (See Note 7 of Notes to consolidated financial statements.)

Seasonality

The Company experiences more demand for its products during the spring and summer than during the fall and winter. (See Note 16 of Notes to consolidated financial statements.)

Effects of Inflation and Changing Prices

The largest component of the Company's cost of production is raw materials, principally dairy products and sugar. Historically, the Company has been able to compensate for increases in the price level of these commodities through manufacturing and distribution operating efficiencies. However, in fiscal 1998, unusually high dairy costs negatively impacted the Company's gross margin by approximately $22,000,000 as compared to fiscal 1997. In fiscal 1997, dairy prices decreased resulting in an improvement in gross margin of approximately $3,800,000 when compared to fiscal 1996. Other cost increases such as labor and general administrative costs have been offset by productivity gains and other operating efficiencies.

Market Risk

The Company has long-term debt with both fixed and variable interest rates. As a result, the Company is exposed to market risk caused by fluctuations in interest rates. The following summarizes the Company's long-term debt interest rates at December 26, 1998:

                                  Balance at         Interest
($ in thousands)               Dec. 26, 1998            Rates
----------------               -------------            -----
Fixed Interest Rates:
   Senior notes                      $50,000       7.68-8.34%
   Senior notes                       10,600             9.3%

Variable Interest Rates:
   Revolving line of credit          $99,800             6.20%
   Capital lease obligation           13,136             6.06%
   Industrial revenue bonds            4,500             3.40%
                                     =======


   If interest rates increased ten percent, the Company's annual interest expense would increase approximately $714,000.

   The Company does not have short-term or long-term investments. Additionally, the Company does not transact business in foreign currencies. As such, the Company is not at risk due to fluctuations in foreign exchange rates.

Financial Condition
--------------------------------------------------------------------------------


Liquidity and Capital Resources

The Company's operations provided cash flow of $29,196,000 during fiscal 1998 compared with $39,040,000 and $33,260,000 provided in fiscal 1997 and fiscal 1996, respectively. Working capital of the Company decreased to $61,059,000 in fiscal 1998 compared with $78,576,000 and $70,136,000 during fiscal 1997 and fiscal 1996, respectively.

   The Company continued to expand its manufacturing capacity and direct-store-delivery distribution system through investments of $35,078,000 in property, plant and equipment during fiscal 1998 compared with $38,470,000 and $58,470,000 during fiscal 1997 and fiscal 1996, respectively. The Company plans to spend approximately $17,000,000 during fiscal 1999 on property, plant and equipment primarily for further expansion of its manufacturing capacity, construction of distribution facilities and replacement of delivery vehicles. It is anticipated that these additions will be largely financed through internally generated funds and borrowings.

   The Company's financing activities provided cash of $4,001,000 during fiscal 1998 compared with cash used of $662,000 during fiscal 1997 and cash provided of $28,513,000 during fiscal 1996. During fiscal 1998, borrowings of $12,400,000 on the Company's line of credit and cash flows from operations were used to both make $8,641,000 of scheduled payments on the Company's other debt and to pay $3,950,000 in cash dividends to common and preferred stockholders. During fiscal 1997, borrowings of $11,700,000 on the Company's line of credit and cash flows from operations were used to both make $9,070,000 of scheduled payments on the Company's other debt and $7,833,000 in cash dividends to common and preferred stockholders. During fiscal 1996, $50,000,000 of proceeds from the issuance of senior notes and the completion of a $26,000,000 lease transaction involving the majority of its direct-store-delivery truck fleet provided cash used for both investments in property, plant and equipment and to reduce borrowings on the Company's long-term line of credit. (See Note 8 of Notes to consolidated financial statements.)

   Refer to the Consolidated statement of cash flows for the components of increases and decreases in cash and cash equivalents for the three year period ended December 26, 1998.

   On October 3, 1997, the Company converted its redeemable convertible Series B preferred stock to redeemable convertible Series A preferred stock. (See Note 10 of Notes to consolidated financial statements.)

   On November 18, 1997, the Company issued shares of common stock to holders of record on October 30, 1997 to effect a two-for

40
Management's discussion and analysis

one common stock split. (See Note 11 of Notes to consolidated financial statements.)

   Nestle has stock warrants to purchase 2,000,000 shares of common stock at $16 per share, exercisable at any time prior to their expiration on June 14, 1999.

   During fiscal 1996, the Company acquired the remaining 50.3 percent of the outstanding common stock of M-K-D for 320,000 newly issued shares of its common stock* having a value of $10,800,000. (See Note 6 of Notes to consolidated financial statements.)

   As of December 26, 1998, the Company had deferred tax assets relating to net operating losses (NOL) carryforwards, alternative minimum tax and research tax credit carryforwards. The pre-tax federal NOL carryforwards $3,647,000 expire in 2018. The research tax credit carryforwards of $2,334,000 expire between 2012 and 2018. The alternative minimum tax carryforwards of $4,398,000 can be carried forward indefinitely, as they do not expire. Utilization of these carryforwards may be limited in the event of a change in ownership of the Company. No valuation allowance for these assets has been recorded because the Company believes that it is more likely than not that these carryforwards will be used in future years to offset taxable income. (See Note 7 of Notes to consolidated financial statements.)

   The Company's inventory is maintained at the same general level relative to sales throughout the year by adjusting production and purchasing schedules to meet demand. The ratio of inventory to sales typically does not vary significantly from year to year.

   The Company reviewed its restructuring program and other actions with its various banks and private lenders and secured modifications to its debt agreements required as a result of the restructuring program. These modifications will result in higher interest rates on certain debt securities during fiscal 1999, which the Company believes will be more than offset by lower borrowings.

   The Company anticipates that the restructuring program and other actions will enhance its cash flow, both through short-term tax benefits, which will more than offset any pre-tax cash outflows, and through longer-term savings in its cost structure. The Company also has completed a phase of capital investment required to support geographical expansion, and will reduce its capital spending in fiscal 1999.

   The Company's Series A redeemable convertible preferred stock, par value $100,752,000, is convertible at any time at the option of the holder into 5,800,000 newly issued shares of common stock of the Company. The holder may instead redeem the issue for cash at par value on June 30, 2001. The Company presently anticipates that it would fund such a redemption from operating cash flows, borrowings or other financing sources.

   As of fiscal year-end 1998, the Company had $1,171,000 in cash and cash equivalents, and an unused credit line of $75,200,000. (See Note 8 of Notes to consolidated financial statements.) The current credit line expires on December 31, 2000. The Company believes that its credit line, along with its liquid resources, internally generated cash and financing capacity are adequate to meet anticipated operating and capital requirements.

Year 2000 Compliance

The Company is in the process of addressing its Year 2000 compliance. Critical centralized information systems (software and hardware) are either being upgraded or enhanced for Year 2000 compliance. The Company expects to complete the upgrades or enhancements to its centralized information systems by June 1999. Embedded chip technology used in the Company's manufacturing systems is also being reviewed to determine if upgrades or enhancements are necessary. The Company expects to complete the embedded chip review process by March 1999. The Company is also surveying key customers and suppliers to determine the status of their Year 2000 compliance programs. The survey process is scheduled for completion by mid-year 1999.

   The Company believes the Year 2000 issue does not pose a significant operational or financial risk. The Company has only one customer comprising 10 percent of sales. The Company also has a broad base of suppliers with multiple sourcing options for all purchases. Nevertheless, the Company is in the process of developing appropriate contingency plans in an attempt to minimize the effect of any issues that may arise from the failure of the Company, its suppliers or its customers to complete Year 2000 compliance work. The Company believes that it will complete the contingency plan by the third quarter of fiscal 1999.

   The Company's assessment of the Year 2000 issue is based upon certain assumptions that may later prove to be inaccurate. The greatest potential risks relate to those situations beyond the Company's control, particularly the inability of suppliers and customers to be Year 2000 compliant, which would cause disruptions in the manufacturing and distribution operations. Additionally, customers' inability to pay in a timely manner and the disruption of electronic invoicing and payment systems could cause financial risk and losses to the Company. The Company expects to be able to more fully enumerate the operational and financial risks from the Year 2000 issue upon completion of the reviews discussed above.

   The total cost for the Company's Year 2000 initiatives is estimated to be $6,000,000 of which $3,500,000 was incurred during fiscal 1998 and $2,500,000 will be incurred during fiscal 1999. The majority of these costs relate to the accelerated replacement of capitalized hardware and software systems. The Company's cost estimates do not include costs that may result from the failure of third parties to be Year 2000 compliant or the costs to implement contingency plans. The Company does not expect the cost of Year 2000 compliance to have a material impact on the Company's financial position, results of operations or cash flows.

* The share information is presented before the effect of the 1997 common stock split. (See Note 11.)