Form 10-K, Exhibit 13
period 1999-12-25
DREYERS GRAND ICE CREAM INC
filed 2000-03-24
CIK 352305

                                                                      EXHIBIT 13

                Financial Table of Contents
                Consolidated Statement of Operations                        18
                Consolidated Balance Sheet                                  19
                Consolidated Statement of Changes in Stockholders' Equity   20
                Consolidated Statement of Cash Flows                        21
                Notes to Consolidated Financial Statements                  22
                Report of Independent Accountants                           36
                Five-Year Summary of Significant Financial Data             37
                Management's Discussion and Analysis                        38

                      CONSOLIDATED STATEMENT OF OPERATIONS


                                                                           Year Ended
                                                         -----------------------------------------------
($ in thousands, except per share amounts)               Dec. 25, 1999    Dec. 26, 1998    Dec. 27, 1997
                                                         -------------    -------------    -------------
Revenues:
   Sales                                                   $1,099,817       $1,022,335       $970,097
   Other income                                                 2,090            3,653          2,994
                                                           ----------       ----------       --------
                                                            1,101,907        1,025,988        973,091
                                                           ----------       ----------       --------
Costs and expenses:
   Cost of goods sold                                         837,907          827,862        764,551
   Selling, general and administrative                        235,146          212,151        183,390
   Impairment of long-lived assets                                              44,564
   (Reversal of) provision for restructuring
     charges                                                   (1,315)           3,300
   Interest, net of amounts capitalized                        11,450           13,006         10,695
                                                           ----------       ----------       --------
                                                            1,083,188        1,100,883        958,636
                                                           ----------       ----------       --------
Income (loss) before income tax provision
  (benefit) and cumulative effect of change
   in accounting principle                                     18,719          (74,895)        14,455
Income tax provision (benefit)                                  7,132          (28,385)         5,681
                                                           ----------       ----------       --------
Income (loss) before cumulative effect of change
  in accounting principle                                      11,587          (46,510)         8,774
Cumulative effect of change in accounting principle               595                             746
                                                           ----------       ----------       --------
Net income (loss)                                              10,992          (46,510)         8,028
Accretion of preferred stock to redemption value                  424              424            424
Preferred stock dividends                                         696              696          3,636
                                                           ----------       ----------       --------
Net income (loss) available to common stockholders         $    9,872       $  (47,630)      $  3,968
                                                           ==========       ==========       ========

Per common share-basic:
  Income (loss) available to common stockholders
    before cumulative effect of change in
    accounting principle                                   $      .38       $    (1.75)      $    .18
  Cumulative effect of change in accounting principle             .02                             .03
                                                           ----------       ----------       --------
  Net income (loss) available to common stockholders       $      .36       $    (1.75)      $    .15
                                                           ==========       ==========       ========

Per common share-diluted:
  Income (loss) available to common stockholders
    before cumulative effect of change in
    accounting principle                                   $      .35       $    (1.75)      $    .17
  Cumulative effect of change in accounting principle             .02                             .03
                                                           ----------       ----------       --------
  Net income (loss) available to common stockholders       $      .33       $    (1.75)      $    .14
                                                           ==========       ==========       ========

See accompanying Notes to Consolidated Financial Statements.

                           CONSOLIDATED BALANCE SHEET


($ in thousands, except per share amounts)                     Dec. 25, 1999    Dec. 26, 1998
                                                               -------------    -------------
Assets
Current Assets:
  Cash and cash equivalents                                       $  3,158        $  1,171
  Trade accounts receivable, net of allowance for doubtful
    accounts of $5,715 in 1999 and $5,710 in 1998                   79,251          83,053
  Other accounts receivable                                         13,528          29,165
  Inventories                                                       54,669          49,472
  Deferred income taxes                                             11,586           7,843
  Prepaid expenses and other                                         6,621           5,428
                                                                  --------        --------
   Total current assets                                            168,813         176,132

Property, plant and equipment, net                                 197,392         207,772
Goodwill and distribution rights, net                               65,692          67,226
Other assets                                                         7,347          10,591
                                                                  --------        --------
Total assets                                                      $439,244        $461,721
                                                                  ========        ========
Liabilities and Stockholders' Equity
Current Liabilities:
  Accounts payable and accrued liabilities                        $ 88,845        $ 87,273
  Accrued payroll and employee benefits                             29,913          19,545
  Current portion of long-term debt                                 18,721           8,255
                                                                  --------        --------
  Total current liabilities                                        137,479         115,073

Long-term debt, less current portion                               104,257         169,781
Deferred income taxes                                               23,736          16,039
                                                                  --------        --------
Total liabilities                                                  265,472         300,893
                                                                  --------        --------
Commitments and contingencies
Redeemable convertible preferred stock, $1 par value -
  1,008,000 shares authorized; 1,008,000 shares issued
  and outstanding in 1999 and 1998                                 100,078          99,654
                                                                  --------        --------
Stockholders' Equity:
  Preferred stock, $1 par value - 8,992,000 shares
    authorized; no shares issued or outstanding
    in 1999 and 1998
  Common stock, $1 par value - 60,000,000 shares authorized;
    27,871,000 shares and 27,312,000 shares issued and
    outstanding in 1999 and 1998, respectively                      27,871          27,312
  Capital in excess of par                                          53,172          46,722
  Notes receivable from stockholders                                (2,501)         (1,459)
  Accumulated deficit                                               (4,848)        (11,401)
                                                                  --------        --------
Total stockholders' equity                                          73,694          61,174
                                                                  --------        --------
Total liabilities and stockholders' equity                        $439,244        $461,721
                                                                  ========        ========

See accompanying Notes to Consolidated Financial Statements.

            CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

                                                                                    Notes         (Accumulated
                                               Common Stock        Capital        Receivable         Deficit)
                                           -------------------    in Excess          from            Retained
(In thousands)                             Shares      Amount       of Par       Stockholders        Earnings       Total
                                           ------      -------    ---------      ------------     ------------     --------
   Balances at December 28, 1996           13,345      $13,345     $ 51,956         $(1,144)         $ 38,762      $102,919
    Net income for 1997                                                                                 8,028         8,028
    Accretion of preferred stock to
        redemption value                                                                                 (424)         (424)
    Preferred stock dividends
        declared                                                                                       (3,636)       (3,636)
    Common stock dividends declared                                                                    (3,232)       (3,232)
    Issuance of common stock under
        employee stock plans, net             177          177        4,639             492                           5,308
    Repurchases and retirements of
        common stock                           (7)          (7)        (268)                                           (275)
    Common stock split                     13,505       13,505      (13,505)
                                           ------      -------     --------         -------          --------      --------

   Balances at December 27, 1997           27,020       27,020       42,822            (652)           39,498       108,688
    Net loss for 1998                                                                                 (46,510)      (46,510)
    Accretion of preferred stock to
        redemption value                                                                                 (424)         (424)
    Preferred stock dividends
        declared                                                                                         (696)         (696)
    Common stock dividends declared                                                                    (3,269)       (3,269)
    Issuance of common stock under
        employee stock plans, net             298          298        4,038            (807)                          3,529
    Repurchases and retirements of
        common stock                           (6)          (6)        (138)                                           (144)
                                           ------      -------     --------         -------          --------      --------

   Balances at December 26, 1998           27,312       27,312       46,722          (1,459)          (11,401)       61,174
    Net income for 1999                                                                                10,992        10,992
    Accretion of preferred stock to
        redemption value                                                                                 (424)         (424)
    Preferred stock dividends
        declared                                                                                         (696)         (696)
    Common stock dividends declared                                                                    (3,319)       (3,319)
    Issuance of common stock under
        employee stock plans, net             579          579        6,671          (1,042)                          6,208
    Repurchases and retirements of
        common stock                          (20)         (20)        (221)                                           (241)
                                           ------      -------     --------         -------          --------      --------
   Balances at December 25, 1999           27,871      $27,871     $ 53,172         $(2,501)         $ (4,848)     $ 73,694
                                           ======      =======     ========         =======          ========      ========

See accompanying Notes to Consolidated Financial Statements.

                      CONSOLIDATED STATEMENT OF CASH FLOWS


                                                                                    Year Ended
                                                                   --------------------------------------------
 ($ in thousands)                                                  Dec. 25, 1999   Dec. 26, 1998  Dec. 27, 1997
                                                                   -------------   -------------  -------------
Cash flows from operating activities:
  Net income (loss)                                                   $ 10,992       $(46,510)      $  8,028
  Adjustments to reconcile net income (loss) to cash flows
    from operations:
     Depreciation and amortization                                      35,515         36,176         31,946
     Deferred income taxes                                               4,305        (26,612)         1,846
     Impairment of long-lived assets                                                   44,564
     Loss on disposal of property, plant and equipment                   1,803          5,317
     Provision for independent distributor receivable                                   5,000
     (Reversal of) provision for restructuring charges                  (1,315)         3,147
     Cumulative effect of change in accounting principle                   595                           746
     Changes in assets and liabilities, net of amounts acquired:
       Trade accounts receivable                                         3,802         (6,042)        (8,958)
       Other accounts receivable                                        15,637        (12,783)        (2,889)
       Inventories                                                      (5,197)        (1,137)        (8,960)
       Prepaid expenses and other                                       (2,113)         3,192          3,545
       Accounts payable and accrued liabilities                          2,910         27,662          9,611
       Accrued payroll and employee benefits                            10,368         (2,778)         4,125
                                                                      --------       --------       --------
                                                                        77,302         29,196         39,040
                                                                      --------       --------       --------
Cash flows from investing activities:
  Acquisition of property, plant and equipment                         (23,756)       (35,078)       (38,470)
  Retirement of property, plant and equipment                              726            284            677
  Increase  in goodwill and distribution rights                         (1,000)          (311)          (146)
  Decrease (increase) in other assets                                    1,803            260         (1,439)
                                                                      --------       --------       --------
                                                                       (22,227)       (34,845)       (39,378)
                                                                      --------       --------       --------
Cash flows from financing activities:
  Proceeds from long-term debt                                                         12,400         11,700
  Repayments of long-term debt                                         (55,058)        (8,641)        (9,070)
  Issuance of common stock under employee stock plans, (net)             6,208          3,529          5,308
  Repurchases and retirements of common stock                             (241)          (144)          (275)
  Cash dividends paid                                                   (3,997)        (3,950)        (7,833)
                                                                      --------       --------       --------
                                                                       (53,088)         3,194           (170)
                                                                      --------       --------       --------
Increase (decrease) in cash and cash equivalents                         1,987         (2,455)          (508)
Cash and cash equivalents, beginning of year                             1,171          3,626          4,134
                                                                      --------       --------       --------
Cash and cash equivalents, end of year                                $  3,158       $  1,171       $  3,626
                                                                      ========       ========       ========
Supplemental Cash Flow Information:
  Cash paid during the year for:
    Interest (net of amounts capitalized)                             $ 11,566       $ 12,785       $ 10,634
                                                                      ========       ========       ========
    Income taxes (net of refunds)                                     $    843       $    881       $  1,070
                                                                      ========       ========       ========

See accompanying Notes to Consolidated Financial Statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE 1  Operations

Dreyer's Grand Ice Cream, Inc. and its subsidiaries (the Company) are engaged primarily in the business of manufacturing and distributing premium and superpremium ice cream and other frozen dessert products to grocery and convenience stores, foodservice accounts and independent distributors in the United States.

        The Company accounts for its operations geographically for management reporting purposes. These geographic segments have been aggregated for financial reporting purposes due to similarities in the economic characteristics of the geographic segments and the nature of the products, production processes, customer types and distribution methods throughout the United States.

        The Company's products are also segregated between sales of company branded products, including our licensed and joint venture products (company brands), and sales of products distributed for other manufacturers (partner brands) for management reporting purposes. Sales of company brands were $729,520,000, $647,745,000 and $618,401,000, in 1999, 1998 and 1997,
respectively. Sales of partner brands were $370,297,000, $374,590,000 and $351,696,000, in 1999, 1998 and 1997, respectively.

        Three customers each accounted for ten percent or more of 1999 sales. Sales to each of these three customers were approximately $127,573,000 $126,075,000 and $114,843,000, respectively. Sales to one customer accounted for ten percent or more of 1998 sales and were approximately $106,703,000. In 1997, no customer accounted for ten percent or more of sales.


NOTE 2  Summary of Significant Accounting Policies


Consolidation

The consolidated financial statements include the accounts of Dreyer's Grand Ice Cream, Inc. and its subsidiaries. All intercompany transactions have been eliminated.


Fiscal Year

The Company's fiscal year is a 52-week or 53-week period ending on the last Saturday in December. Fiscal years 1999, 1998 and 1997 each consisted of 52 weeks.


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


Financial Statement Presentation

Certain reclassifications have been made to prior years' financial statements to conform to the current year presentation.


Cash Equivalents

The Company classifies financial instruments as cash equivalents if the original maturity of such investments is three months or less.


Inventories

Inventories are stated at the lower of cost (determined by the first-in, first-out method) or market. Cost includes materials, labor and manufacturing overhead.


Property, Plant and Equipment

The cost of additions and major improvements and repairs to property, plant and equipment are capitalized, while maintenance and minor repairs to property, plant and equipment are charged to expense as incurred. Property, plant and equipment is depreciated using the straight-line method over the assets' estimated useful lives, generally ranging from two to 35 years. Interest costs relating to capital assets under construction are capitalized.

Goodwill and Distribution Rights

Goodwill and distribution rights are amortized using the straight-line method over their estimated useful lives, generally ranging from 30 to 36 years. Accumulated amortization was $32,746,000 and $30,212,000 at December 25, 1999 and December 26, 1998, respectively.


Impairment of Long-Lived Assets

The Company reviews long-lived assets and certain identifiable intangibles, including goodwill and distribution rights, for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The assessment of impairment is based on the estimated undiscounted future cash flows from operating activities compared with the carrying value of the assets. If the undiscounted future cash flows of an asset are less than the carrying value, a write-down will be recorded, measured by the amount of the difference between the carrying value and the fair value of the asset. Assets to be disposed of are recorded at the lower of carrying value or fair value less costs to sell. Such assets are not depreciated while held for sale.


Notes Receivable from Stockholders

As discussed in Note 12, purchases of the Company's stock under the Employee Secured Stock Purchase Plan are financed, in part, through a promissory note over a term of 30 years. These notes receivable from stockholders are reported as a reduction of stockholders' equity.


Advertising Costs

The Company defers production costs for media advertising and expenses these costs in the period the advertisement is first run. All other advertising costs are expensed as incurred. Advertising expense, including consumer promotion spending, was $23,955,000, $22,188,000 and $28,849,000 in 1999, 1998 and 1997,
respectively.


Trade Promotion Costs

Trade promotion costs, including sales discounts and associated retail advertising, are expensed as incurred and are classified as selling, general and administrative expenses.


Income Taxes

Income taxes are accounted for using the liability method. Under this method, deferred tax assets and liabilities are recognized for the tax consequences of temporary differences between the financial reporting basis and tax basis of assets and liabilities.


Accounting for Stock-Based Compensation

The Company follows Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" and related interpretations in accounting for its employee stock options and stock purchase plans. Pro forma information regarding net income and net income per share is disclosed as required by Statement of Financial Accounting Standards Statement No. 123, "Accounting for Stock-Based Compensation", which also requires that the information be determined as if the Company accounted for its stock-based compensation subsequent to December 30, 1995 under the fair value method of that Statement (See Note 12).


Cumulative Effects of Changes in Accounting Principle

In the first quarter of 1999, the Company adopted Statement of Position 98-5, "Reporting on the Costs of Start-Up Activities" (SOP 98-5). SOP 98-5 requires that the costs of start-up activities, including preoperating costs, be expensed as incurred and that previously unamortized preoperating costs be written off and treated as a cumulative effect of a change in accounting principle. As a result of adopting SOP 98-5, the Company recorded an after-tax charge of $595,000, or $.02 per common share, in the first quarter of 1999.

        On November 20, 1997, the Financial Accounting Standards Board's Emerging Issues Task Force issued a pronouncement (EITF 97-13) requiring that reengineering costs be expensed as incurred. Furthermore, EITF 97-13 required that all previously unamortized capitalized reengineering costs be written off and treated as a cumulative effect of a change in accounting principle as of the beginning of the quarter including November 20, 1997. As a result of adopting EITF 97-13, the Company recorded an after-tax charge of $746,000, or $.03 per common share, in the fourth quarter of 1997.


Net Income (Loss) Per Common Share

Basic net income (loss) per common share is computed using the weighted-average number of shares of common stock outstanding during the period. Diluted net income (loss) per common share reflects the additional dilutive effect of the Company's potentially dilutive securities, which include stock options, stock warrants and redeemable convertible preferred stock.

Net income (loss) per common share is computed as follows:


(In thousands, except per share amounts)         Dec. 25, 1999  Dec. 26, 1998    Dec. 27, 1997
                                                 -------------  -------------    -------------
Net income (loss) available to common
   stockholders - basic                             $ 9,872        $(47,630)        $ 3,968

Add: Dilutive preferred dividends and accretion       1,120
                                                    -------        --------         -------
Net income (loss) available to common
   stockholders - diluted                           $10,992        $(47,630)        $ 3,968
                                                    =======        ========         =======


Weighted-average shares-basic                        27,559          27,189          26,872
Dilutive effect of options                              397                           1,096
Dilutive effect of warrants                                                             500
Dilutive effect of preferred stock                    5,800
                                                    -------        --------         -------
Weighted-average shares-diluted                      33,756          27,189          28,468
                                                    =======        ========         =======
Net income (loss) per common share:
   Basic                                            $   .36        $  (1.75)        $   .15
                                                    =======        ========         =======
   Diluted                                          $   .33        $  (1.75)        $   .14
                                                    =======        ========         =======

        Potentially dilutive securities are excluded from the calculations of diluted net income (loss) per common share if their inclusion would have an anti-dilutive effect. These anti-dilutive securities, stated in equivalent shares of common stock, consisted of the following:

(In thousands)             1999         1998         1997
                           -----        -----        -----
Stock options              1,507        4,361
Stock warrants             2,000        2,000
Preferred stock                         5,800        5,800


        The Company's potentially dilutive securities were anti-dilutive during 1998 due to the Company's net loss. Accordingly, 1998 basic and diluted net loss per common share are computed using the same denominator of 27,189,000 shares.

        Pursuant to a 1994 equity transaction (See Note 10), an affiliate of Nestle USA, Inc. purchased 6,000,000 newly issued shares of common stock, and warrants to purchase 4,000,000 shares at an exercise price of $16.00 per share. Warrants for 2,000,000 shares expired unexercised on June 14, 1997. Warrants for the remaining 2,000,000 shares expired unexercised on June 14, 1999.


NOTE 3  Restructuring Program and Other Actions


Background

In 1994, the Company adopted a strategic plan to accelerate the sales of its brand throughout the country (the Grand Plan or the Strategic Plan). The key elements of this plan are: 1) to build high-margin brands with leading market shares through effective consumer marketing activities, 2) to expand the Company's direct-store-delivery distribution network to national scale and enhance this capability with sophisticated information and logistics systems and
3) to introduce innovative new products.

        In accordance with the Strategic Plan, the Company embarked on an aggressive national expansion. This expansion involved the entry into 34 new markets, which included the opening of a major manufacturing and distribution center in Texas, a significant increase in marketing spending and the introduction of several new products. At the same time, the Company invested in its soft-serve equipment manufacturing business, Grand Soft. The investments which were required to fund the brand-building actions and national expansion and to support the Grand Soft business substantially increased the Company's cost structure.

        Beginning in late 1997 and continuing into 1998, the cost of dairy raw materials, the primary ingredient in ice cream, increased significantly. These costs peaked in 1998 at a rate more than double of that experienced in 1997. This increase reduced the Company's 1998 gross profit by approximately $22,000,000 when compared with 1997. Aggressive discounting by the Company's competitors made it difficult to raise prices by an amount sufficient to compensate for these higher dairy raw material costs. During this same period, sales volumes of the Company's "better for you" products continued the significant decline that began in 1997, consistent with an industry-wide trend. Since these "better for you" products enjoy higher margins than the Company's classic ice cream, the volume decline had a significant impact on the Company's profitability in 1998.

Finally, in August 1998, Ben & Jerry's Homemade, Inc. (Ben & Jerry's) informed the Company of its intention to terminate its distribution agreement. Subsequent negotiations with Ben & Jerry's revised the original contract terms to allow the Company to distribute Ben & Jerry's products in a smaller geographic area. Starting September 1, 1999, this was estimated to reduce the Company's distribution gross profit of Ben & Jerry's products by approximately 54 percent. The Company estimated that the distribution gross profit in the markets where it stopped distributing Ben & Jerry's products represented approximately six percent, or $13,000,000, of its gross profit in 1998.

        The above factors: the higher dairy raw material costs; the decline in "better for you" volumes; and the reduction in future Ben & Jerry's sales had in the past, and may continue to have in the future, a negative effect on the Company's gross profit and its ability to successfully implement the Strategic Plan. The Company, therefore, concluded that a thorough reassessment of its cost structure and strategy was necessary. This reassessment yielded restructuring actions designed to improve profitability and accelerate cost reductions by increasing focus on the core elements of the Strategic Plan. The reassessment also addressed the need to review the valuation of certain assets unfavorably impacted by Ben & Jerry's decision to change its distribution agreement with the Company. On October 16, 1998, the board of directors approved the restructuring actions.


Revision of Ben & Jerry's Distribution Agreement

During the third quarter of 1998, Ben & Jerry's notified the Company of its intention to terminate the distribution agreement between the Company and Ben & Jerry's. The Company subsequently entered into negotiations with Ben & Jerry's to resolve issues associated with the pending termination. In the first quarter of 1999, the companies reached a resolution regarding these termination issues by amending the existing distribution agreement and entering into a new distribution agreement. The Company retained the rights to distribute Ben & Jerry's products in all existing markets, except the New York metropolitan area (discussion follows in Restructuring Program and Other Actions of this Note 3), and on terms and conditions different in some respects from those in place prior to the amendment. The Company stopped distributing Ben & Jerry's products in New York on April 1, 1999. After August 1999, the Company continued to distribute Ben & Jerry's in these selected markets covering a smaller geographic area under the terms of the new distribution agreement. The Company received a reduced margin for distributing Ben & Jerry's in selected markets in 1999, but has been allowed to compete directly with Ben & Jerry's in the superpremium ice cream category in all markets after August 1999. In addition to notifying the Company of its intention to terminate the distribution agreement above, Ben & Jerry's notified the Company of its intention to terminate its separate distribution agreement with the Company's independent distributor in Texas (discussion follows in Restructuring Program and Other Actions of this Note 3).

        The distribution gross profit on Ben & Jerry's products contributed just over 11 percent of the Company's gross profit in 1998. The Company estimates that the distribution margin received in the markets where the Company stopped distributing Ben & Jerry's products in 1999 contributed approximately six percent, or $13,000,000, of its total gross profit in 1998.


Restructuring Program and Other Actions

The implementation of the restructuring program and other actions resulted in a pre-tax charge to earnings of $59,114,000 in 1998. This included $10,590,000 recorded in the third quarter which related primarily to Ben & Jerry's actions that occurred in September 1998 and to a severance program, which management had already begun in advance of board approval of the remainder of the restructuring program. The remainder of the charges, $48,524,000, was recorded in the fourth quarter of 1998.

        The five key elements of the restructuring program and other actions follow:

        (1) In 1998, the Company decided to exit the equipment manufacturing business associated with its Grand Soft ice cream unit. The Grand Soft business consists of both ice cream sales and equipment manufacturing operations. The Company has remained in the profitable ice cream portion of this business, but has exited the unprofitable equipment manufacturing operations.

        In the fourth quarter of 1998, the Company recorded $8,696,000 in asset impairment charges and $2,258,000 in estimated closing costs associated with the withdrawal from this business. The $8,696,000 charge is included in impairment of long-lived assets in the 1998 Consolidated Statement of Operations and is comprised of $5,714,000 of goodwill, $1,956,000 of property, plant and equipment and $1,026,000 of inventory and other assets. The remaining assets of Grand Soft totaled $1,762,000 at December 26, 1998 and consisted primarily of trade accounts receivable, which were fully recoverable. The assets were written down to net realizable value based on an estimate of what an independent third party would pay for the assets of the business.

        The charge of $2,258,000 for closing costs is included in the provision for restructuring charges in the 1998 Consolidated Statement of Operations and a $2,258,000 liability was included in accounts payable and accrued liabilities in the 1998 Consolidated Balance Sheet, as no closing costs were paid in 1998. The closing costs were based on estimates of legal fees, employee separation payments and expected settlements. The closing costs estimate included $576,000 of severance-related costs for the 23 employees, from all areas of responsibility, who were notified of their pending terminations prior to December 26, 1998. During 1999, the Company paid $811,000 of closing costs, which included $444,000 of severance-related costs.

        During 1999, an analysis of purchase offers received on the Grand Soft equipment manufacturing business concluded that an outright sale was not economically feasible. As an alternative, the Company's Grand Soft unit outsourced its equipment production to an independent sub-manufacturer. As a result, the Company completed the withdrawal from the equipment manufacturing business at a cost less than originally estimated and recorded a $1,315,000 reversal of the excess for restructuring accrual in the 1999 Consolidated Statement of Operations. The accrued liability of $132,000 in severance-related costs at December 25, 1999 will be paid during 2000.

        The Grand Soft manufacturing operations generated revenues of $3,093,000 and $3,346,000, and incurred pre-tax operating losses of $(2,335,000) and $(2,274,000) in 1998 and 1997, respectively.

        (2) The Company implemented a program designed to reduce operating expenses in manufacturing, sales and distribution, and administration. Core pieces of this program included outsourcing of certain non-strategic activities, consolidation of warehouse facilities and selected reductions in sales and distribution staffing. These actions were completed in the fourth quarter of 1998.

        As part of this program, the Company reviewed operations at all of its manufacturing facilities in order to identify and dispose of under-utilized assets. As a result of this review, the Company recorded a charge to cost of goods sold of $5,317,000 in the fourth quarter of 1998, related primarily to the write-down of manufacturing assets.

        In connection with reducing operating expenses for sales and distribution, the Company recorded $1,042,000 of severance and related charges in the fourth quarter of 1998 that are included in the provision for restructuring charges in the 1998 Consolidated Statement of Operations. A total of 38 sales and distribution employees were to be terminated under this program. Of this total, 16 were terminated in 1998 and paid $153,000 in severance benefits. The remaining 22 employees were notified of their pending terminations prior to December 26, 1998. An accrual for severance benefits of $889,000 was outstanding at December 26, 1998. During 1999, the Company paid $632,000 in severance benefits. The accrued liability of $257,000 at December 25, 1999 will be paid in 2000.

        The Company also recorded a $933,000 charge to cost of goods sold in the third quarter of 1998 for severance actions begun in advance of board approval of the remainder of the restructuring program. The Company paid $514,000 of these severance benefits in 1998, leaving a liability of $419,000, which is included in accounts payable and accrued liabilities in the 1998 Consolidated Balance Sheet. During 1999, the Company paid the remaining severance benefits totaling $419,000. Accordingly, there is no liability remaining for these severance benefits at December 25, 1999.

        In addition, in 1998, the Company charged to expense $4,478,000 of previously capitalized costs classified as property, plant and equipment associated with the expansion of its headquarters, as the expansion plan was canceled in an effort to reduce future administration costs. The $4,478,000 charge was based on a third-party independent appraisal of the fair market value of the related real property and is included in impairment of long-lived assets in the 1998 Consolidated Statement of Operations.

        (3) The Company, in carrying out its national expansion program, made significant investments to support an aggressive expansion in Texas. These investments, while building sales volume, delivered results below expectations. The Company modified this expansion strategy in order to concentrate on more profitable opportunities. The objective in Texas has been to preserve volumes while seeking margin improvement. As a result of this change in strategy, the Company is expected to realize substantially lower production volumes over the remaining useful life of its Texas manufacturing plant than originally contemplated. The Company therefore concluded that its investment in the Texas plant was non-recoverable and recorded an impairment charge of $16,200,000 in the fourth quarter of 1998 to reduce the net book value of the plant to its estimated fair market value. The $16,200,000 impairment charge was based on a third-party independent appraisal and is included in impairment of long-lived assets in the 1998 Consolidated Statement of Operations.

        (4) As previously mentioned, Ben & Jerry's indicated its intention to terminate its separate distribution agreement with the Company's independent distributor in Texas, Sunbelt Distributors, Inc. (Sunbelt), in which the Company had a 16 percent minority equity interest. Ben & Jerry's action placed at significant risk the recoverability of the Company's equity investment, distribution rights, and trade receivables relating to this distributor. In the third quarter of 1998, the Company recorded a bad debt provision of $5,000,000 relating to the trade receivables, when originally notified of the Ben & Jerry's decision. The $5,000,000 bad debt provision is included in selling, general and administrative expenses in the 1998 Consolidated Statement of Operations. In light of Ben & Jerry's plans to terminate its relationship with Sunbelt and the previously noted change in the Company's Texas strategy, the Company evaluated the recoverability of all assets associated with Sunbelt. Accordingly, in addition to the bad debt allowance recorded in the third quarter of 1998, the Company recorded additional charges of $10,533,000 in the fourth quarter of 1998 related to the impairments of its minority equity investment and distribution rights associated with the Company's contract with Sunbelt. The Company concluded that these assets were unrecoverable due to the substantially-reduced profits and cash flow resulting from Ben & Jerry's decision to terminate Sunbelt's distribution agreement. The $10,533,000 charge, which is comprised of $9,449,000 of the unamortized portion of the distribution rights and $1,084,000 representing the cost of the equity investment, is included in impairment of long-lived assets in the 1998 Consolidated Statement of Operations.

        As discussed in Note 15, the Company purchased the remaining 84 percent of the outstanding common stock of Cherokee Cream Company, Inc. (the parent of Sunbelt) on February 9, 2000, for $7,800,000.

        (5) Due to the notice of termination from Ben & Jerry's, the Company charged to expense $4,657,000 of the unamortized portion of distribution rights related to the acquisition of the Ben & Jerry's New York distributor. The Company acquired this business in 1989 as part of the development of its long-standing relationship with Ben & Jerry's. The other tangible assets of this business were merged with the Company's New York operations and are fully recoverable. This impairment charge was recorded in the third quarter of 1998 and is included in impairment of long-lived assets in the 1998 Consolidated Statement of Operations.

        The following table summarizes the classification of the charges (reversals) in the 1999 Consolidated Statement of Operations and the 1998 Consolidated Statement of Operations related to the restructuring program and other actions:

                                                                       1998                                  1999
                                               -------------------------------------------------           ---------
(In thousands)                                 Third Quarter      Fourth Quarter       Full Year           Full Year
                                               -------------      --------------       ---------           ---------
Provision for (reversal of)
   restructuring charges:
   Grand Soft                                     $                  $ 2,258             $ 2,258             $(1,315)
   Sales and distribution severance                                    1,042               1,042
                                                  -------            -------             -------             -------
                                                                       3,300               3,300              (1,315)
                                                  -------            -------             -------             -------
Impairment of long-lived assets:
   Grand Soft                                                          8,696               8,696
   Texas plant                                                        16,200              16,200
   Texas independent distributor                                      10,533              10,533
   Ben & Jerry's revision                           4,657                                  4,657
   Headquarters' expansion                                             4,478               4,478
                                                  -------            -------             -------             -------
                                                    4,657             39,907              44,564
                                                  -------            -------             -------             -------
Other charges:
   Texas independent distributor                    5,000                                  5,000
   Sales and distribution severance                   933                                    933
   Asset disposals                                                     5,317               5,317
                                                  -------            -------             -------             -------
                                                    5,933              5,317              11,250
                                                  -------            -------             -------             -------
                                                  $10,590            $48,524             $59,114             $(1,315)
                                                  =======            =======             =======             =======

      During 1999, the restructuring program and other actions were completed with the exception of the payment of $389,000 of remaining severance and related benefits. The following table summarizes the 1999 and 1998 activity in the restructuring and other accruals included in accounts payable and accrued liabilities in the Consolidated Balance Sheet:

                                                                                           Other
                                                 Restructuring Accruals                   Accruals
                                     ---------------------------------------------      ------------
                                                        Sales and                         Sales and
                                                      Distribution                      Distribution
(In thousands)                       Grand Soft         Severance         Subtotal        Severance          Total
                                     ----------       ------------        --------      ------------        -------
Balances at December 27, 1997          $                 $                 $                $               $
Additions                                2,258             1,042             3,300            933             4,233
Payments                                                    (153)             (153)          (514)             (667)
Reversals
                                       -------           -------           -------          -----           -------
Balances at December 26, 1998            2,258               889             3,147            419             3,566
Additions
Payments                                  (811)             (632)           (1,443)          (419)           (1,862)
Reversals                               (1,315)                             (1,315)                          (1,315)
                                       -------           -------           -------          -----           -------
Balances at December 25, 1999          $   132           $   257           $   389          $               $   389
                                       =======           =======           =======          =====           =======


NOTE 4  Inventories

Inventories at December 25, 1999 and December 26, 1998 consisted of the following:

(In thousands)            1999            1998
                         -------        -------
Raw materials            $ 6,174        $ 4,840
Finished goods            48,495         44,632
                         -------        -------
                         $54,669        $49,472
                         =======        =======


NOTE 5  Property, Plant and Equipment

Property, plant and equipment at December 25, 1999 and December 26, 1998 consisted of the following:

(In thousands)                                                1999           1998
                                                            --------       --------
Machinery and equipment                                     $197,635       $198,122
Buildings and improvements                                    90,030         92,287
Capital leased assets                                         12,216         16,836
Office furniture and fixtures                                  6,481          6,672
                                                            --------       --------
                                                             306,362        313,917
Less:  Accumulated depreciation and amortization             134,778        129,782
                                                            --------       --------
                                                             171,584        184,135
Land                                                          15,436         15,436
Construction in progress                                      10,372          8,201
                                                            --------       --------
                                                            $197,392       $207,772
                                                            ========       ========

        Accumulated amortization for the capital leased assets was $7,748,000 and $8,118,000 at December 25, 1999 and December 26, 1998, respectively.

        Interest capitalized was $256,000, $1,244,000, and $2,254,000 in 1999,
1998 and 1997, respectively.

        Depreciation expense for property, plant and equipment, including amortization expense for capital leased assets, was $31,607,000, $32,375,000, and $27,799,000 in 1999, 1998 and 1997, respectively.

        Construction in progress at December 25, 1999 and December 26, 1998 included $2,185,000 and $3,513,000, respectively, of costs associated with the upgrade of the Company's computer systems.


NOTE 6  Income Tax Provision (Benefit)

The income tax provision (benefit) consisted of the following:

(In thousands)             1999               1998               1997
                          ------            ---------           ------
Current:
  Federal                 $2,601            $ (2,147)           $3,644
  State                      226                 374               191
                          ------            --------            ------
                           2,827              (1,773)            3,835
                          ------            --------            ------
Deferred:
  Federal                  3,762             (24,218)            1,267
  State                      543              (2,394)              579
                          ------            --------            ------
                           4,305             (26,612)            1,846
                          ------            --------            ------
                          $7,132            $(28,385)           $5,681
                          ======            ========            ======

        The 1999 and 1997 cumulative effects of changes in accounting principle of $595,000 and $746,000, respectively, are net of income tax benefits of $392,000 and $484,000, respectively. These income tax benefits are comprised of federal and state income taxes and are not reflected in the above table.

        The net deferred income tax liability as of December 25, 1999 and December 26, 1998 consisted of the following:

(In thousands)                                         1999             1998
                                                     --------         --------
Deferred tax assets:
  Net operating loss carryforwards                   $    168         $  1,770
  Marketing-related expenses                            1,191            1,240
  Accrued employee benefits                             1,662            3,349
  Tax credit carryforwards                              7,449            6,732
  Other                                                 5,178            6,259
                                                     --------         --------
                                                       15,648           19,350
                                                     --------         --------

Deferred tax liabilities:
  Intangible assets and related amortization          (10,781)         (10,249)
  Depreciation                                        (10,132)          (9,248)
  Deferred costs                                       (4,819)          (4,657)
  Other                                                (2,066)          (3,392)
                                                     --------         --------
                                                      (27,798)         (27,546)
                                                     --------         --------
                                                     $(12,150)        $ (8,196)
                                                     ========         ========

The federal statutory income tax rate is reconciled to the Company's effective income tax rate as follows:

                                                          1999                1998              1997
                                                          -----              -------            -----
Federal statutory income tax rate                         35.0%              (35.0)%            35.0%
Tax credits                                               (1.6)               (1.9)
State income taxes, net of federal tax benefit             2.7                (1.8)              3.5
Other                                                      2.0                 0.8               0.8
                                                          ----               -----              ----
                                                          38.1%              (37.9)%            39.3%
                                                          ====               ======             ====

        As of December 25, 1999, the Company had deferred tax assets relating to alternative minimum tax and other tax credit carryforwards. The alternative minimum tax carryforwards of $4,976,000 can be carried forward indefinitely, as they do not expire. The other tax credit carryforwards of $2,151,000 expire between 2012 and 2019. Utilization of these carryforwards may be limited in the event of a change in ownership of the Company. No valuation allowance for these assets has been recorded because the Company believes that it is more likely than not that these carryforwards will be used in future years to offset taxable income.

NOTE 7  Long-Term Debt

Long-term debt at December 25, 1999 and December 26, 1998 consisted of the following:

(In thousands)                                                                        1999        1998
                                                                                    --------    --------
Revolving line of credit with banks, due 2000 with interest payable at three
  different interest rate options                                                   $ 53,500    $ 99,800
Senior notes, with principal due through 2008 and interest payable semiannually
  at rates ranging from 7.68 percent to 8.34 percent                                  50,000      50,000
Capital lease obligation, with payments due through 2000 and interest payable
  quarterly at a floating rate                                                         7,978      13,136
Senior notes, with principal due through 2001 and interest payable semiannually
  at 9.30 percent                                                                      7,000      10,600
Industrial revenue bonds, with principal due through 2001 and interest payable
  quarterly at a floating rate based upon a tax-exempt note index                      4,500       4,500
                                                                                    --------    --------
                                                                                     122,978     178,036
Less: Current portion                                                                 18,721       8,255
                                                                                    --------    --------
                                                                                    $104,257    $169,781
                                                                                    ========    ========

        The aggregate annual maturities of long-term debt, including the capital lease obligation, as of December 25, 1999 are as follows:

(In thousands)
Year ending:
  2000                               $ 18,721
  2001                                 68,543
  2002                                  7,143
  2003                                  2,143
  2004                                  2,143
  Later years                          24,285
                                     --------
                                     $122,978
                                     ========


Line of Credit

The Company has a credit agreement with certain banks for a total revolving line of credit of $175,000,000 at December 25, 1999. The total available under the line decreased to $149,286,000 on December 31, 1999. The Company intends to either refinance the line, which expires on December 31, 2000, or negotiate to extend its maturity date. This line is available at three different interest rate options which are defined as the agent bank's offshore rate, same day funding rate, plus an applicable margin, or the bank's reference rate. The interest rate on the line of credit was 6.33 percent at December 25, 1999. The unused portion of the $175,000,000 line of credit at December 25, 1999 was $121,500,000.


Senior Notes

On June 6, 1996, the Company completed a private placement of $50,000,000 of senior notes, due 2000 through 2008. Proceeds from the senior notes were used to repay a portion of existing bank borrowings under the Company's line of credit and to fund capital expenditures.


Lease Transaction

On March 29, 1996, the Company entered into a capital lease transaction involving a majority of its direct-store-delivery truck fleet. The $26,000,000 of proceeds received by the Company from the lease transaction were used to both repay a portion of existing borrowings under the Company's line of credit and to fund capital expenditures. The interest rate on the capital lease obligation was
6.83 percent at December 25, 1999. The four-year lease has been classified as a capital lease and the related assets are recorded in property, plant and equipment. The lease expires in 2000.

        The excess of the lease transaction proceeds over the carrying value of the fleet of approximately $9,095,000 was deferred and netted against the carrying value of the capital leased assets. This deferred gain is being credited to income in proportion to the amortization of the capital leased assets.

Fair Value of Financial Instruments

As of December 25, 1999 and December 26, 1998, the fair value of the Company's long-term debt was determined to approximate the carrying amount. The fair value was based on quoted market prices for the same or similar issues or on the current rates offered to the Company for a term equal to the same remaining maturities. It is not practicable to estimate the fair value of the redeemable convertible preferred stock due to the unique terms and conditions of these securities.

        Under its long-term debt obligations, the Company is subject to various financial covenant requirements, including dividend restrictions.


NOTE 8  Leasing Arrangements

The Company conducts certain of its operations from leased facilities, which include land and buildings, production equipment, and certain vehicles. All of these leases, except one that has 88 years remaining, including renewal options, expire within a period of 23 years. Certain of these leases include non-bargain purchase options.

        Future minimum rental payments required under noncancelable leases with terms in excess of one year at December 25, 1999 are as follows:

(In thousands)                                 Capital          Operating
                                               -------          ---------
Year ending:
  2000                                          $8,624           $ 8,796
  2001                                                             3,940
  2002                                                             3,148
  2003                                                             2,308
  2004                                                             2,253
  Later years                                                      3,382
                                                ------           -------
Total minimum payments required                 $8,624           $23,827
                                                                 =======
Less:  Amounts representing interest               646
                                                ------
Present value of minimum lease payments          7,978
Less:  Current portion                           7,978
                                                ------
                                                $
                                                ======

Rental expense for operating leases was $12,030,000, $12,447,000 and $13,994,000, in 1999, 1998 and 1997, respectively.


NOTE 9  Redeemable Convertible Preferred Stock

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

NOTE 10  Common Stock

The Company paid a regular quarterly dividend of $.03 per share of common stock for each quarter of 1999, 1998 and 1997.

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

        The number of shares, stock price per share, and earnings and dividends per share information appearing in these consolidated financial statements and notes have been restated to reflect this stock split on a retroactive basis unless otherwise indicated.


Nestle Equity Issuance

Pursuant to a 1994 equity transaction (the Nestle Agreement) an affiliate of Nestle USA, Inc. purchased 6,000,000 newly issued shares of common stock and warrants to purchase an additional 4,000,000 shares at an exercise price of $16 per share. Warrants for 2,000,000 shares expired unexercised on June 14, 1997 and warrants for the remaining 2,000,000 shares expired unexercised on June 14, 1999. In connection with the Nestle Agreement, the Company entered into a distribution agreement with Nestle Ice Cream Company to distribute Nestle's frozen novelty and ice cream products in certain markets.


NOTE 11  Employee Benefit Plans

The Company maintains a defined contribution retirement plan (pension plan) for employees not covered by collective bargaining agreements. The pension plan provides retirement and other benefits based upon the assets of the plan held by the trustee. The Company contributed five percent of the eligible participants' annual compensation to the plan during 1999 and 1998, and seven percent during 1997. The Company also maintains a salary deferral plan (401(k) plan) under which it may make a matching contribution of a percentage of each participant's annual deferred salary amount.

        Pension expense and 401(k) matching contributions under these plans were approximately $6,045,000, $5,411,000 and $7,500,000 in 1999, 1998 and 1997,
respectively. The Company's liability for accrued pension contributions and 401(k) matching contributions was $6,323,000 and $5,648,000, at December 25, 1999 and December 26, 1998, respectively.

        Pension expense for employees covered by multi-employer retirement plans under collective bargaining agreements was $1,015,000, $981,000 and $1,056,000 in 1999, 1998 and 1997, respectively.


NOTE 12   Employee Stock Plans

The Company offers to certain employees various stock option plans, a Section 423 employee stock purchase plan and an employee secured stock purchase plan.


Stock Option Plans

The Company has three stock option plans under which options may be granted for the purchase of the Company's common stock at a price not less than 100 percent of the fair market value at the date of grant. The incentive stock option plan (the 1982 Plan) provides that options are not exercisable until after two years from the date of grant and generally expire six years from the date of grant. The non-qualified stock option plan (the 1992 Plan) provides that options are not exercisable until after two years from the date of grant and expire upon death or termination of employment. In 1994, the stockholders approved an additional stock option plan (the 1993 Plan) under which granted options may be either incentive stock options or non-qualified stock options. In May 1999, stockholders approved an amendment to the 1993 Plan to increase the number of shares reserved for issuance thereunder from 4,400,000 to 6,400,000. This plan provides that options expire no later than ten years from the date of grant. This plan also provides that most of the terms of the options, such as vesting, are within the discretion of the compensation committee, comprised of certain members of the Company's Board of Directors.

        No compensation cost has been recognized for these stock option plans. If compensation cost for these plans had been determined based on the fair value at the grant dates, the Company's net income (loss) available to common stockholders and net income (loss) per common share on a pro forma basis would have been as follows:


(In thousands, except per share amounts)                1999                1998              1997
                                                       ------             ---------          ------
Net income (loss) available to common                  $6,314             $(50,530)          $1,757
stockholders
Net income (loss) per common share:
  Basic                                                   .23                (1.86)             .07
  Diluted                                                 .22                (1.86)             .06

        The Company used the Black-Scholes option pricing model to estimate the fair value of options granted during 1999, 1998 and 1997. The assumptions used to compute compensation expense in the above pro forma presentation and to estimate the weighted-average fair market value of options granted are as follows:

                                               1999             1998             1997
                                              ------           -------         --------
Risk-free interest rate                        5.23%             5.74%           6.59%
Dividend yield                                  .96%              .53%            .78%
Volatility                                    39.58%            32.29%          31.51%
Expected term (years)                          5.90              5.90            5.70
Weighted average fair market value           $ 5.32            $ 9.10          $ 6.07

        Stock options exercisable were 2,466,000, 2,196,000 and 1,719,000 at year-end 1999, 1998 and 1997, respectively. These stock options were exercisable at weighted-average prices per share of $13.98, $13.69 and $13.15 in 1999, 1998 and 1997, respectively.

        The activity in the three stock option plans for each of the three years in the period ended December 25, 1999 follows:

                                                  Options                            Weighted-
                                                 Available           Options       Average Price
(In thousands, except per share amounts)         for Grant         Outstanding       Per Share
                                                 ---------         -----------     -------------
Balance, December 28, 1996                         2,124             3,420           $13.49
    Granted                                         (932)              932            15.35
    Exercised                                                         (243)           12.58
    Canceled                                         143              (143)           14.32
                                                  ------             -----
Balance, December 27, 1997                         1,335             3,966            13.97
    Granted                                         (714)              714            22.72
    Exercised                                                         (181)           11.99
    Canceled                                         138              (138)           16.42
                                                  ------             -----
Balance, December 26, 1998                           759             4,361            15.41
    Authorized                                     2,000
    Granted                                       (1,171)            1,171            12.47
    Exercised                                                         (334)           13.18
    Canceled                                         125              (125)           14.31
                                                  ------             -----
Balance, December 25, 1999                         1,713             5,073            14.91
                                                  ======             =====

Significant option groups outstanding at December 25, 1999 and related weighted-average exercise price per share and life information follows:

(In thousands, except years and per share amounts)
                                                                                            Options
                                   Options Outstanding                                    Exercisable
                      ------------------------------------------------                   --------------
      Exercise                           Weighted-          Average                        Weighted-
       Range            Options      Weighted-Average      Remaining       Options          Average
       Price          Outstanding     Exercise Price      Life (Years)    Exercisable    Exercise Price
      --------        -----------    ----------------    -------------    -----------    --------------
    $ 9.75-13.75         2,593            $12.47               6.5           1,348            $12.52
     14.09-19.75         1,827             15.49               6.5           1,087             15.47
     22.88-25.38           653             22.96               8.2              31             24.57
                         -----                                               -----
                         5,073                                               2,466
                         =====                                               =====

Section 423 Employee Stock Purchase Plan

Under the Section 423 employee stock purchase plan, employees may authorize payroll deductions up to ten percent of their compensation for the purpose of acquiring shares of the Company's common stock at 85 percent of the market price determined at the beginning of a specified 12-month period. Under this plan, employees purchased 67,000 shares at prices ranging from $9.30 to $19.23 per share in 1999, 34,000 shares at prices ranging from $13.15 to $19.87 per share in 1998, and 30,000 shares(*) at prices ranging from $24.65 to $25.93(*) per share in 1997. Compensation cost based on the fair value of the employees' purchase rights was not material in 1999, 1998 and 1997.


Employee Secured Stock Purchase Plan

Under the employee secured stock purchase plan, on specified dates employees may purchase shares of the Company's common stock at fair market value by paying 20 percent of the purchase price in cash and the remaining 80 percent of the purchase price in the form of a non-recourse promissory note with a term of 30 years. Under this plan, employees purchased 179,000 shares at prices ranging from $11.88 to $18.38 per share in 1999, 83,000 shares at prices ranging from $13.38 to $20.13 per share in 1998, and 20,000 shares(*) at prices ranging from $30.25 to $48.25 per share(*) in 1997.


(*) The share information is presented before the effect of the 1997 common stock split (See Note 10).


NOTE 13   Insurance Settlements

During 1998 and 1997, the Company recorded several gains relating to claims filed under its insurance policies. These claims resulted from accidents that contaminated certain finished goods inventories. Under the Company's insurance policies, the Company is entitled to receive the value of the affected finished goods inventories at its normal selling price, plus expenses incurred in recovering from these accidents. The claims resulted in gains of $1,300,000 and $2,355,000 in 1998 and 1997, respectively, which were recorded as reductions in cost of goods sold.

        During 1999, the effect of insurance claims on net income and net income per diluted common share was not material. In 1998, insurance claims reduced net loss by $807,000, or $.03 per diluted common share. In 1997, insurance claims increased net income by $1,430,000, or $.05 per diluted common share.


NOTE 14  Contingencies

The Company is engaged in various legal actions as both plaintiff and defendant. Management believes that the outcome of these actions, either individually or in the aggregate, will not have a material adverse effect on the Company's financial position, results of operations or cash flows.

NOTE 15  Subsequent Event

On February 9, 2000, the Company acquired the remaining 84 percent of the outstanding common stock of Cherokee Cream Company, Inc. (Cherokee), the parent of Sunbelt, the leading independent direct-store-delivery ice cream distributor in Texas. The Company paid $7,800,000 in cash in this transaction which is to be accounted for as a purchase.

        As more fully discussed in Note 3, during 1998, the Company recorded charges of $10,533,000 related to the impairments of its minority equity investment in Cherokee and its distribution rights associated with the Company's long-term distribution agreement with Sunbelt. In addition, during 1998, the Company recorded a bad debt provision of $5,000,000 relating to trade accounts receivable from Sunbelt. These charges resulted primarily from Ben & Jerry's decision to terminate its distribution agreement with Sunbelt. Ben & Jerry's action placed at significant risk the recoverability of the Company's equity investment, distribution rights and trade receivables relating to Cherokee and Sunbelt.

        During the first quarter of 2000, the Company determined that the outlook for Sunbelt's business was likely to improve, due to new distribution agreements with other frozen food manufacturers, and due to the prospective impact of the Company's new products. Therefore, in order to further stabilize its business in Texas, the Company made the decision to acquire full ownership of Cherokee and its wholly-owned subsidiary, Sunbelt. However, because the potential business improvements in Sunbelt are prospective, and because Sunbelt had not significantly reduced its past-due receivable balances with the Company, the Company made the determination that it was not appropriate to reverse any of the bad debt allowance previously established relating to Sunbelt's trade accounts receivable.

NOTE 16  Selected Quarterly Financial Data (Unaudited)

                                                  Income (Loss)
                                                     Before                         Net
                                                   Cumulative     Cumulative       Income
                                                     Effect         Effect         (Loss)          Price Range
(In thousands,                                    of Change in   of Change in     Available        Per Common
except per share                     Gross         Accounting     Accounting      to Common          Share
amounts)           Sales            Profit        Principle(1)     Principle    Stockholders        (NASDAQ)
                 ----------        --------       -------------  ------------   ------------       ------------
1999
1st Quarter       $ 228,386        $ 40,465         $ (3,615)        $595         $ (4,210)        $11.75-15.88
2nd Quarter         306,861          76,505            7,950                         7,950          11.50-17.13
3rd Quarter         322,410          85,966            8,456                         8,456          15.13-19.69
4th Quarter         242,160          58,974           (2,324)                       (2,324)         15.13-18.28
                 ----------        --------         --------         ----         --------
                 $1,099,817        $261,910         $ 10,467         $595         $  9,872
                 ==========        ========         ========         ====         ========
1998
1st Quarter       $ 215,082        $ 36,114         $ (5,905)                     $ (5,905)        $20.00-25.38
2nd Quarter         280,273          62,502            4,255                         4,255          19.38-26.75
3rd Quarter         302,972          64,054           (6,261)                       (6,261)          9.44-21.50
4th Quarter         224,008          31,803          (39,719)                      (39,719)          9.00-17.38
                 ----------        --------         --------         ----         --------
                 $1,022,335        $194,473         $(47,630)                     $(47,630)
                 ==========        ========         ========         ====         ========

                       Basic Net Income (Loss) Per Common Share   Diluted Net Income (Loss) Per Common Share
                       ----------------------------------------   ------------------------------------------
                       Income (Loss)                               Income (Loss)
                          Before                                      Before
                        Cumulative      Cumulative                  Cumulative    Cumulative
                         Effect of       Effect of                   Effect of     Effect of
                          Change        Change in        Net        Change in     Change in
                       in Accounting    Accounting     Income       Accounting    Accounting   Net Income
                         Principle(2)    Principle    (Loss)(2)    Principle(2)    Principle     (Loss)(2)
                       -------------    ----------    ---------    -------------  ----------   ----------
1999
1st Quarter                $ (.13)          $(.02)      $ (.15)      $  (.13)       $ (.02)      $  (.15)
2nd Quarter                   .29                          .29           .24                         .24
3rd Quarter                   .31                          .31           .26                         .26
4th Quarter                  (.08)                        (.08)         (.08)                       (.08)

1998
1st Quarter                $ (.22)                      $ (.22)      $  (.22)                    $  (.22)
2nd Quarter                   .16                          .16           .13                         .13
3rd Quarter                  (.23)                        (.23)         (.23)                       (.23)
4th Quarter                 (1.45)                       (1.45)        (1.45)                      (1.45)

(1) Income (loss) has been reduced by preferred stock dividends and accretion of preferred stock to redemption value.

(2) The number of weighted-average shares outstanding used in the computation of net income (loss) per common share increases and decreases as shares are issued and repurchased during the year. For this reason, the sum of net income (loss) per common share for the quarters may not be the same as the net income (loss) per common share for the year.

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Stockholders of Dreyer's Grand Ice Cream, Inc.

In our opinion, the accompanying consolidated balance sheet and the related consolidated statements of operations, of changes in stockholders' equity and of cash flows present fairly, in all material respects, the financial position of Dreyer's Grand Ice Cream, Inc. and its subsidiaries at December 25, 1999 and December 26, 1998, and the results of their operations and their cash flows for each of the three years in the period ended December 25, 1999 in conformity with accounting principles generally accepted in the United States. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States which require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

        As discussed in Note 2 of Notes to the Consolidated Financial Statements, the Company changed its method of accounting for start-up costs in the first quarter of 1999 and its method of accounting for reengineering costs in the fourth quarter of 1997.

/s/PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
San Francisco, California
February 15, 2000

                FIVE-YEAR SUMMARY OF SIGNIFICANT FINANCIAL DATA

                                                                            Year Ended December
                                                ----------------------------------------------------------------------
(In thousands, except per share amounts)           1999            1998             1997          1996          1995
                                                ----------      -----------       --------      --------      --------
Operations:
 Sales and other income                         $1,101,907       $1,025,988     $  973,091    $  796,195    $  681,052
 Income (loss) before cumulative effect of
   change in accounting principle                   11,587          (46,510)         8,774         6,997        (1,524)
 Net income (loss)                                  10,992          (46,510)         8,028         6,997        (1,524)
 Net income (loss) available to common
   stockholders                                      9,872          (47,630)         3,968         2,000        (3,496)

Per Common Share:

Basic:
 Income (loss) before cumulative effect of
   change in accounting principle(1)                   .38            (1.75)           .18           .08          (.13)
 Net income (loss)(1)                                  .36            (1.75)           .15           .08          (.13)

Diluted:
 Income (loss) before cumulative effect of
   change in accounting principle(1)                   .35            (1.75)           .17           .07          (.13)
 Net income (loss)(1)                                  .33            (1.75)           .14           .07          (.13)
 Dividends declared(1)                                 .12              .12            .12           .12           .12

Balance Sheet:
 Total assets                                      439,244          461,721        502,146       477,763       413,505
 Working capital                                    31,334           61,059         78,576        70,136        69,361
 Long-term debt                                    104,257          169,781        165,913       163,135       134,000
 Redeemable convertible preferred stock            100,078           99,654         99,230        98,806        98,382
 Stockholders' equity                               73,694           61,174        108,688       102,919        91,663

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

        Also, in connection with this "safe harbor" provision, the Company identifies important factors that could cause the Company's actual results to differ materially from those contained in any forward-looking statement made by or on behalf of the Company. Those factors include but are not limited to those discussed in the Risks and Uncertainties section of this Management's Discussion and Analysis. Any such statement is qualified by reference to the cautionary statements set forth below and in the Company's other filings with the Securities and Exchange Commission.


Financial Summary

The Company recorded net income available to common stockholders of $9,872,000, or $.33 per diluted common share, for 1999. These results represent a substantial improvement over the net loss available to common stockholders of $(47,630,000), or $(1.75) per diluted common share, for 1998. The results for 1998 included a $59,114,000 charge related to the Company's previously announced restructuring program and other actions. Consolidated sales increased eight percent over 1998 to $1,099,817,000. The results for 1999 reflect the effects of increased sales of new, higher-margin products comparatively, lower dairy raw material costs, higher average wholesale prices, and higher unit sales of the Company's established brands. These improvements were partially offset by reduced sales of products manufactured by Ben & Jerry's Homemade, Inc. (Ben & Jerry's) as a result of changes in the distribution agreement.


The Strategic Plan and Restructuring Program

In 1994, the Company adopted a strategic plan to accelerate the sales of its brand throughout the country (the Grand Plan or the Strategic Plan). The key elements of this plan are: 1) to build high-margin brands with leading market shares through effective consumer marketing activities, 2) to expand the Company's direct-store-delivery distribution network to national scale and enhance this capability with sophisticated information and logistics systems and
3) to introduce innovative new products. The potential benefits of the Strategic Plan are increased market share and future earnings above those levels that would be attained in the absence of the Strategic Plan.

        In accordance with the Strategic Plan, the Company embarked on an aggressive national expansion. This expansion involved the entry into 34 new markets, which included the opening of a major manufacturing and distribution center in Texas, a significant increase in marketing spending and the introduction of several new products. At the same time, the Company invested in its soft-serve equipment manufacturing business, Grand Soft. The investments which were required to fund the brand-building actions and national expansion and to support the Grand Soft business substantially increased the Company's cost structure.

        Beginning in late 1997 and continuing into 1998, the cost of dairy raw materials, the primary ingredient in ice cream, increased significantly. These costs peaked in 1998 at a rate more than double of that experienced in 1997. This increase reduced the Company's 1998 gross profit by approximately $22,000,000 when compared with 1997. Aggressive discounting by the Company's competitors made it difficult to raise prices by an amount sufficient to raise prices by an amount sufficient to compensate for these higher dairy raw material costs. During this same period, sales volumes of the Company's "better for you" products continued the significant decline that began in 1997, consistent with an industry-wide trend. Since these "better for you" products enjoy higher margins than the Company's classic ice cream, the volume decline had a significant impact on the Company's profitability in 1998. Finally, in August 1998, Ben & Jerry's informed the Company of its intention to terminate its distribution agreement. Subsequent negotiations with Ben & Jerry's revised the original contract terms to allow the Company to distribute Ben & Jerry's products in a smaller geographic area. Starting September 1, 1999, this was estimated to reduce the Company's distribution gross profit of Ben & Jerry's products by approximately 54 percent. The Company estimates that the distribution gross profit in the markets where it stopped distributing Ben & Jerry's products represented approximately six percent, or $13,000,000, of its gross profit in 1998.

        The above factors: the higher dairy raw material costs; the decline in "better for you" volumes; and the reduction in future Ben & Jerry's sales had in the past, and may continue to have in the future, a negative effect on the Company's gross profit and its ability to successfully implement the Strategic Plan. The Company, therefore, concluded that a thorough reassessment of its cost structure and strategy was necessary. This reassessment yielded restructuring actions designed to improve profitability and accelerate cost reductions by increasing focus on the core elements of the Strategic Plan. On October 16, 1998, the board of directors approved the restructuring actions.

        The Company continues to make progress towards the key elements of the Strategic Plan. This progress has yielded an increased market share in a consolidating industry. For example, the Company has had significant success in the superpremium segment in recent years with the introductions of Whole Fruit Sorbet, Starbucks(R) Ice Cream, and Godiva(R) Ice Cream. In order to build on this success in the high-margin superpremium segment, the Company introduced a new line of superpremium ice cream under the brand name Dreyer's and Edy's Dreamery(TM) Ice Cream in September 1999. While the Company continues to distribute Ben & Jerry's products in a smaller geographic area, it has no further restrictions on competing in the superpremium segment with its own pint products. In the premium segment, the Company announced during the third quarter of 1999 the formation of a long-term partnership with M&M/Mars to market a new line of ice cream products featuring M&M/Mars leading candy brands. These products are being manufactured and distributed by the Company under the terms of the joint venture agreement. This relationship is consistent with the Company's strategy to expand its portfolio of brands and products to reach consumers across the entire ice cream category.

        The Company intends to continue to pursue the benefits of the Grand Plan through four long-term initiatives. These initiatives are as follows: 1) growth in share and sales in the premium ice cream business; 2) expansion of the Company's new, higher-margin superpremium ice cream brands; 3) accelerated development of the Company's business in a wider number of retail channels, especially mass-merchandisers, convenience stores, and foodservice outlets; and
4) a focus on improved productivity through a reduction in Total Delivered Costs, meaning the per-unit costs of manufacturing, selling and distribution, and support activities.


Revision of Ben & Jerry's Distribution Agreement

During the third quarter of 1998, Ben & Jerry's notified the Company of its intention to terminate the distribution agreement between the Company and Ben & Jerry's. The Company subsequently entered into negotiations with Ben & Jerry's to resolve issues associated with the pending termination. In the first quarter of 1999, the companies reached a resolution regarding these termination issues by amending the existing distribution agreement and entering into a new distribution agreement. The Company retained the rights to distribute Ben & Jerry's products in all existing markets, except the New York metropolitan area (discussion follows in Restructuring Program and Other Actions of this Management's Discussion and Analysis), and on terms and conditions different in some respects from those in place prior to the amendment. The Company stopped distributing Ben & Jerry's products in New York on April 1, 1999. After August 1999, the Company continued to distribute Ben & Jerry's in selected markets covering a smaller geographic area under the terms of the new distribution agreement. The Company received a reduced margin for distributing Ben & Jerry's in these selected markets in 1999, but has been allowed to compete directly with Ben & Jerry's in the superpremium ice cream category in all markets after August 1999. In addition to notifying the Company of its intention to terminate the distribution agreement above, Ben & Jerry's notified the Company of its intention to terminate its separate distribution agreement with the Company's independent distributor in Texas (discussion follows in Restructuring Program and Other Actions of this Management's Discussion and Analysis).

        The distribution gross profit on Ben & Jerry's products contributed just over 11 percent of the Company's gross profit in 1998. The Company estimates that the distribution margin received in the markets where the Company stopped distributing Ben & Jerry's products in 1999 contributed approximately six percent, or $13,000,000, of its total gross profit in 1998.


Restructuring Program and Other Actions

The implementation of the restructuring program and other actions resulted in a pre-tax charge to earnings of $59,114,000 in 1998. This included $10,590,000 recorded in the third quarter which related primarily to Ben & Jerry's actions that occurred in September 1998 and to a severance program, which management had already begun in advance of board approval of the remainder of the restructuring program. The remainder of the charges, $48,524,000, was recorded in the fourth quarter of 1998.

The five key elements of the restructuring program and other actions follow:

(1) In 1998, the Company decided to exit the equipment manufacturing business associated with its Grand Soft ice cream unit. The Grand Soft business consists of both ice cream sales and equipment manufacturing operations. The Company has remained in the profitable ice cream portion of this business, but has exited the unprofitable equipment manufacturing operations.

        In the fourth quarter of 1998, the Company recorded $8,696,000 in asset impairment charges and $2,258,000 in estimated closing costs associated with the withdrawal from this business. The $8,696,000 charge is included in impairment of long-lived assets in the 1998 Consolidated Statement of Operations and is comprised of $5,714,000 of goodwill, $1,956,000 of property, plant and equipment and $1,026,000 of inventory and other assets. The remaining assets of Grand Soft totaled $1,762,000 at December 26, 1998 and consisted primarily of trade accounts receivable, which were fully recoverable. The assets were written down to net realizable value based on an estimate of what an independent third party would pay for the assets of the business.

        The charge of $2,258,000 for closing costs is included in the provision for restructuring charges in the 1998 Consolidated Statement of Operations and a $2,258,000 liability was included in accounts payable and accrued liabilities in the 1998 Consolidated Balance Sheet, as no closing costs were paid in 1998. The closing costs were based on estimates of legal fees, employee separation payments and expected settlements. The closing costs estimate included $576,000 of severance-related costs for the 23 employees, from all areas of responsibility, who were notified of their pending terminations prior to December 26, 1998. During 1999, the Company paid $811,000 of closing costs, which included $444,000 of severance-related costs.

        During 1999, an analysis of purchase offers received on the Grand Soft equipment manufacturing business concluded that an outright sale was not economically feasible. As an alternative, the Company's Grand Soft unit outsourced its equipment production to an independent sub-manufacturer. As a result, the Company completed the withdrawal from the equipment manufacturing business at a cost less than originally estimated and recorded a $1,315,000 reversal of the excess restructuring accrual in the 1999 Consolidated Statement of Operations. The accrued liability of $132,000 in severance-related costs at December 25, 1999 will be paid during 2000.

        The Grand Soft manufacturing operations generated revenues of $3,093,000 and $3,346,000, and incurred pre-tax operating losses of $(2,335,000) and $(2,274,000) in 1998 and 1997, respectively.

        (2) The Company implemented a program designed to reduce operating expenses in manufacturing, sales and distribution, and administration. Core pieces of this program included outsourcing of certain non-strategic activities, consolidation of warehouse facilities and selected reductions in sales and distribution staffing. These actions were completed in the fourth quarter of 1998.

        As part of this program, the Company reviewed operations at all of its manufacturing facilities in order to identify and dispose of under-utilized assets. As a result of this review, the Company recorded a charge to cost of goods sold of $5,317,000 in the fourth quarter of 1998, related primarily to the write-down of manufacturing assets.

        In connection with reducing operating expenses for sales and distribution, the Company recorded $1,042,000 of severance and related charges in the fourth quarter of 1998 that are included in the provision for restructuring charges in the 1998 Consolidated Statement of Operations. A total of 38 sales and distribution employees were to be terminated under this program. Of this total, 16 were terminated in 1998 and paid $153,000 in severance benefits. The remaining 22 employees were notified of their pending terminations prior to December 26, 1998. An accrual for severance benefits of $889,000 was outstanding at December 26, 1998. During 1999, the Company paid $632,000 in severance benefits. The accrued liability of $257,000 at December 25, 1999 will be paid in 2000.

        The Company also recorded a $933,000 charge to cost of goods sold in the third quarter of 1998 for severance actions begun in advance of board approval of the remainder of the restructuring program. The Company paid $514,000 of these severance benefits in 1998, leaving a liability of $419,000, which is included in accounts payable and accrued liabilities in the 1998 Consolidated Balance Sheet. During 1999, the Company paid the remaining severance benefits totaling $419,000. Accordingly, there is no liability remaining for these severance benefits at December 25, 1999.

        In addition, in 1998, the Company charged to expense $4,478,000 of previously capitalized costs classified as property, plant and equipment associated with the expansion of its headquarters, as the expansion plan was canceled in an effort to reduce future administration costs. The $4,478,000 charge was based on a third-party independent appraisal of the fair market value of the related real property and is included in impairment of long-lived assets in the 1998 Consolidated Statement of Operations.

        (3) The Company, in carrying out its national expansion program, made significant investments to support an aggressive expansion in Texas. These investments, while building sales volume, delivered results below expectations. The Company modified this expansion strategy in order to concentrate on more profitable opportunities. The objective in Texas has been to preserve volumes while seeking margin improvement. As a result of this change in strategy, the Company is expected to realize substantially lower production volumes over the remaining useful life of its Texas manufacturing plant than originally contemplated. The Company therefore concluded that its investment in the Texas plant was non-recoverable and recorded an impairment charge of $16,200,000 in the fourth quarter of 1998 to reduce the net book value of the plant to its estimated fair market value. The $16,200,000 impairment charge was based on a third-party independent appraisal and is included in impairment of long-lived assets in the 1998 Consolidated Statement of Operations.

        The Company anticipates that the production levels at the Texas manufacturing plant may increase for the next two or three years pending the addition of more manufacturing capacity in the eastern half of the United States. Despite these short-term increases, the Company projects that production at the Texas manufacturing plant will remain below the volume originally contemplated.

        (4) As previously mentioned, Ben & Jerry's indicated its intention to terminate its separate distribution agreement with the Company's independent distributor in Texas, Sunbelt Distributors, Inc. (Sunbelt), in which the Company had a 16 percent minority equity interest. Ben & Jerry's action placed at significant risk the recoverability of the Company's equity investment, distribution rights, and trade accounts receivable relating to this distributor. In the third quarter of 1998, the Company recorded a bad debt provision of $5,000,000 relating to the trade accounts receivable, when originally notified of the Ben & Jerry's decision. The $5,000,000 bad debt provision is included in selling, general and administrative expenses in the 1998 Consolidated Statement of Operations. In light of Ben & Jerry's plans to terminate its relationship with Sunbelt and the previously noted change in the Company's Texas strategy, the Company evaluated the recoverability of all assets associated with Sunbelt. Accordingly, in addition to the bad debt allowance recorded in the third quarter of 1998, the Company recorded additional charges of $10,533,000 in the fourth quarter of 1998 related to the impairment of its minority equity investment and distribution rights associated with the Company's agreement with Sunbelt. The Company concluded that these assets were unrecoverable due to the substantially-reduced profits and cash flow resulting from Ben & Jerry's decision to terminate Sunbelt's distribution agreement. The $10,533,000 charge, which is comprised of $9,449,000 of the unamortized portion of the distribution rights and $1,084,000 representing the cost of the equity investment, is included in impairment of long-lived assets in the 1998 Consolidated Statement of Operations.

        During the first quarter of 2000, the Company determined that the outlook for Sunbelt's business was likely to improve, due to new distribution agreements with other frozen food manufacturers, and due to the prospective impact of the Company's new products. Therefore, in order to further stabilize its business in Texas, the Company made the decision to acquire full ownership of Cherokee Cream Company, Inc. (Cherokee) and its wholly-owned subsidiary, Sunbelt. The Company purchased the remaining 84 percent of the outstanding common stock of Cherokee on February 9, 2000, for $7,800,000. However, because the potential business improvements in Sunbelt are prospective, and because Sunbelt had not significantly reduced its past-due receivable balances with the Company, the Company made the determination that it was not appropriate to reverse any of the bad debt allowance previously established relating to Sunbelt's trade accounts receivable.

(5) Due to the notice of termination from Ben & Jerry's, the Company charged to expense $4,657,000 of the unamortized portion of distribution rights related to the acquisition of the Ben & Jerry's New York distributor. The Company acquired this business in 1989 as part of the development of its long-standing relationship with Ben & Jerry's. The other tangible assets of this business were merged with the Company's New York operations and are fully recoverable. This charge was recorded in the third quarter of 1998 and is included in impairment of long-lived assets in the 1998 Consolidated Statement of Operations.

        The following table summarizes the classification of the charges (reversals) in the 1999 and 1998 Consolidated Statement of Operations related to the restructuring program and other actions:

                                                              1998                                 1999
                                       ------------------------------------------------          ---------
(In thousands)                         Third Quarter      Fourth Quarter      Full Year          Full Year
                                       -------------      --------------      ---------          ---------
(Reversal of) provision for
   restructuring charges:
   Grand Soft                             $                  $ 2,258            $2,258           $(1,315)
   Sales and distribution severance                            1,042             1,042
                                          -------            -------           -------           -------
                                                               3,300             3,300            (1,315)
                                          -------            -------           -------           -------
Impairment of long-lived assets:
   Grand Soft                                                  8,696             8,696
   Texas plant                                                16,200            16,200
   Texas independent distributor                              10,533            10,533
   Ben & Jerry's revision                   4,657                                4,657
   Headquarters' expansion                                     4,478             4,478
                                          -------            -------           -------           -------
                                            4,657             39,907            44,564
                                          -------            -------           -------           -------
Other charges:
   Texas independent distributor            5,000                                5,000
   Sales and distribution severance           933                                  933
   Asset disposals                                             5,317             5,317
                                          -------            -------           -------           -------
                                            5,933              5,317            11,250
                                          -------            -------           -------           -------
                                          $10,590            $48,524           $59,114           $(1,315)
                                          =======            =======           =======           =======

        During 1999, the restructuring program and other actions were completed with the exception of the payment of $389,000 of remaining severance and related benefits. The following table summarizes the 1999 and 1998 activity in the restructuring and other accruals included in accounts payable and accrued liabilities in the Consolidated Balance Sheet:

                                                                          Other
                                        Restructuring Accruals           Accruals
                                 ----------------------------------    ------------
                                               Sales and                Sales and
                                              Distribution             Distribution
(In thousands)                   Grand Soft    Severance    Subtotal    Severance         Total
                                 ----------   ------------  --------   ------------      -------
Balances at December 27, 1997      $             $          $             $              $
Additions                            2,258        1,042       3,300         933            4,233
Payments                                           (153)       (153)       (514)            (667)
Reversals
                                   -------       ------     -------       -----          -------
Balances at December 26, 1998        2,258          889       3,147         419            3,566
Additions
Payments                              (811)        (632)     (1,443)       (419)          (1,862)
Reversals                           (1,315)                  (1,315)                      (1,315)
                                   -------       ------     -------       -----          -------
Balances at December 25, 1999      $   132       $  257     $   389       $              $   389
                                   =======       ======     =======       =====          =======


Risks and Uncertainties

Certain statements contained in this Annual Report are forward-looking statements made pursuant to the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks and uncertainties, which may cause the Company's actual actions or results to differ materially from those contained in the forward-looking statements.

        The Company believes that the benefits under the Strategic Plan will be realized in future years, although no assurance can be given that the expectations relative to future market share and earnings benefits of the strategy will be achieved. Specific factors that might cause such a difference include, but are not limited to, the Company's ability to achieve the cost reductions anticipated from its restructuring program and to achieve efficiencies in its manufacturing and distribution operations without negatively affecting sales, the cost of dairy raw materials and other commodities used in the Company's products, competitors' marketing and promotion responses, market conditions affecting the price of the Company's products, the Company's ability to increase sales of its own branded products, and responsiveness of the trade and consumers to the Company's new products and increased marketing and trade promotion expenses.


1999 Compared with 1998

Consolidated sales for 1999 increased $77,482,000, or eight percent, to $1,099,817,000 from $1,022,335,000 for 1998.

        Sales of the Company's branded products, including our licensed and joint venture products (company brands), increased $81,775,000, or 13 percent, to $729,520,000, from $647,745,000 for 1998. Company brands represented 66 percent of consolidated sales in 1999 compared with 63 percent in 1998. The increase in sales of the Company's branded products resulted from the introduction of new, higher-margin products, increased average wholesale prices and higher unit sales of the Company's established brands. The products that led this increase in sales were Dreyer's and Edy's Grand Ice Cream, the recently introduced Dreamery(TM) Ice Cream and Godiva(R) Ice Cream. Despite the fact that sales of the Company's "better for you" products continued their decline, although at a slower rate, the Company's market share increased. The increase was due to the fact that the Company's "better for you" product sales declined at a slower rate than the industry as a whole. Average wholesale prices for the Company's branded products increased approximately seven percent, before the effect of increased trade promotion expenses. Gallon sales of the Company's branded products increased approximately 7,000,000 gallons, or eight percent, to approximately 100,000,000 gallons. The average national dollar market share of the Company's Dreyer's and Edy's branded premium packaged products was 14.5 percent in 1999 compared to 14.8 percent in 1998. The same statistic for superpremium packaged products was 19.3 percent in 1999 compared to 10.8 percent in 1998.

        Sales of products distributed for other manufacturers (partner brands) decreased $4,293,000, or one percent, to $370,297,000 from $374,590,000 for
1998. Sales of partner brands represented 34 percent of consolidated sales in 1999 compared with 37 percent in 1998. As previously disclosed, the Company began distributing Ben & Jerry's products in a smaller geographic area during September 1999. This change was the primary cause of the decrease in partner brand sales for 1999. Average wholesale prices for partner brands increased approximately three percent, while unit sales decreased five percent.

        Cost of goods sold increased $10,045,000, or one percent, over 1998, while the gross margin increased to 24 percent from 19 percent. This gross margin improvement was primarily the result of increased sales of new, higher-margin products, comparatively lower dairy raw material costs, higher average wholesale prices, and higher unit sales of the Company's established brands. These improvements were partially offset by reduced sales of Ben & Jerry's products. The impact of the decrease in dairy raw material costs favorably impacted gross profit in 1999 by approximately $15,000,000 as compared to 1998.

        Other income decreased $1,563,000, or 43 percent, to $2,090,000 from $3,653,000 for 1998 due to a decline in earnings from a joint venture accounted for under the equity method.

        Selling, general and administrative expenses increased $22,995,000, or 11 percent, to $235,146,000 from $212,151,000 for 1998. Selling, general and administrative expenses represented 21 percent of consolidated sales in 1999 and 1998. Selling, general, and administrative expenses in 1998 included a $5,000,000 bad debt provision for an independent distributor's trade accounts receivable. Excluding the effect of the bad debt provision, selling, general and administrative expenses would have increased by $27,995,000, or 14 percent, over 1998. This increase related primarily to significantly higher trade promotion and marketing expenses associated with the launch of new products.

        As discussed in The Strategic Plan and Restructuring Program of this Management's Discussion and Analysis, the Company implemented a restructuring program and other actions during 1998. As a part of this restructuring program, the Company pursued various proposals relating to the withdrawal from the equipment manufacturing business of its Grand Soft unit during 1999. An analysis of purchase offers received on this business concluded that an outright sale was not economically feasible. As an alternative, the Company's Grand Soft unit outsourced its equipment production to an independent sub-manufacturer. As a result, the Company completed the withdrawal from the equipment manufacturing business at a cost less than originally estimated and recorded a $1,315,000 reversal of the excess restructuring accrual in the 1999 Consolidated Statement of Operations.

        Interest expense decreased $1,556,000, or 12 percent, over 1998, primarily due to lower average borrowings.

        The income tax provision increased due to a correspondingly higher pre-tax income in 1999. The effective tax rate increased to 38.1 percent from
37.9 percent for 1998. The Company's income tax provisions differ from tax provisions calculated at the federal statutory tax rate primarily due to tax credits and state income taxes.

        In the first quarter of 1999, the Company adopted Statement of Position 98-5, "Reporting on the Costs of Start-Up Activities" (SOP 98-5). SOP 98-5 requires that the costs of start-up activities, including preoperating costs, be expensed as incurred and that previously unamortized preoperating costs be written off and treated as a cumulative effect of a change in accounting principle. As a result of adopting SOP 98-5, the Company recorded an after-tax charge of $595,000, or $.02 per common share, in the first quarter of 1999.


1998 Compared with 1997

Consolidated sales for 1998 increased $52,238,000, or five percent, to $1,022,335,000 from $970,097,000 for 1997.

        Sales of the Company's branded products increased $29,344,000, or five percent, to $647,745,000, from $618,401,000 for 1997. Company brands represented 63 percent of consolidated sales in 1998 compared with 64 percent in 1997. The increase in sales of the Company's branded products was a result of increased unit sales and increased selling prices. The products that led this increase were Dreyer's and Edy's Homemade Ice Cream and Dreyer's and Edy's Grand Ice Cream, offset by significant declines in the Company's "better for you" frozen yogurt, sugar free, reduced fat, and fat free products. Average wholesale prices for the Company's branded products increased approximately two percent, before the effect of increased trade promotion expenses. Gallon sales of the Company's branded products increased approximately 3,000,000 gallons, or three percent, to approximately 93,000,000 gallons. The average national dollar market share of the Company's Dreyer's and Edy's branded premium packaged products was 14.8 percent in 1998 compared to 14.7 percent in 1997.

        Sales of products distributed for other manufacturers (partner brands) increased $22,894,000, or seven percent, to $374,590,000 from $351,696,000 in
1997. Sales of partner brands represented 37 percent of consolidated sales in 1998 compared with 36 percent in 1997. Ben & Jerry's Homemade superpremium products led this increase. Average wholesale prices for partner brands increased approximately four percent.

        Cost of goods sold increased $63,311,000, or eight percent, over 1997, while the gross margin decreased to 19 percent from 21 percent. Cost of goods sold for 1998 included approximately $5,317,000 of write-downs related primarily to manufacturing assets, $977,000 in expenses related to the settlement of various legal claims, and $933,000 in severance costs relating to staffing reductions made prior to board approval of the restructuring actions. Excluding the effects of these items, cost of goods sold increased $56,084,000, or seven percent, over 1997, while the gross margin decreased to 20 percent from 21 percent. The impact of the increase in dairy raw material costs negatively impacted gross profit in 1998 by approximately $22,000,000 as compared to 1997.

        Other income increased $659,000, or 22 percent, to $3,653,000 from $2,994,000 for 1997, due to an increase in earnings from a joint venture accounted for under the equity method.

        Selling, general and administrative expenses increased $28,761,000, or 16 percent, to $212,151,000 from $183,390,000 for 1997. Selling, general and administrative expenses represented 21 percent of consolidated sales in 1998 compared with 19 percent in 1997. Selling, general, and administrative expenses in 1998 included a $5,000,000 bad debt provision for an independent distributor receivable. Excluding the effect of the bad debt provision, selling, general and administrative expenses would have increased by $23,761,000, or 13 percent, over 1997. This increase related primarily to significantly higher trade promotion and marketing expenses associated with the launch of new products.

        As discussed in the Strategic Plan and Restructuring Program of this Management's Discussion and Analysis, the Company recorded a $44,564,000 impairment charge and a $3,300,000 restructuring charge in 1998.

        Interest expense increased $2,311,000, or 22 percent, as compared to 1997, primarily due to higher average borrowings on the Company's line of credit.

        The Company recorded an income tax benefit of $(28,385,000) in 1998 compared to an income tax provision of $5,681,000 in 1997. The benefit was the result of a $(74,895,000) pre-tax loss recorded in 1998. No valuation allowance was recorded against the income tax benefit since the Company believes that it is more likely than not that the carryforwards created by the pre-tax loss will be used in future years. The effective tax rate decreased to 37.9 percent from
39.3 percent for 1997. The Company's income tax provisions differ from tax provisions calculated at the federal statutory tax rate primarily due to tax credits and state income taxes.


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


Effects of Inflation and Changing Prices

The largest component of the Company's cost of production is raw materials, principally dairy products and sugar. Historically, the Company has been able to compensate for increases in the price level of these commodities through manufacturing and distribution operating efficiencies. However, during 1998, unusually high dairy raw material costs negatively impacted gross profit by approximately $22,000,000 as compared to 1997. During 1999, dairy raw material costs declined which favorably impacted gross profit by approximately $15,000,000 as compared to 1998.

        Other cost increases such as labor and general administrative costs have been offset by productivity gains and other operating efficiencies.


Market Risk

The Company has long-term debt with both fixed and variable interest rates. As a result Company is exposed to market risk caused by fluctuations in interest rates. The following summarizes interest rates on the Company's long-term debt at December 25, 1999:

($ in thousands)                   Long-Term Debt       Interest Rates
                                   --------------       --------------
Fixed Interest Rates:
Senior notes                          $ 50,000           7.68 - 8.34%
Senior notes                             7,000                  9.30%

Variable Interest Rates:
Revolving line of credit                53,500                  6.33%
Capital lease obligation                 7,978                  6.83%
Industrial revenue bonds                 4,500                  4.88%
                                      --------
                                      $122,978
                                      ========

        If interest rates increased ten percent, the Company's interest expense would increase approximately $415,000.

        The Company does not have short-term or long-term investments. Additionally, the Company does not transact business in foreign currencies. As such, the Company is not at risk due to fluctuations in foreign exchange rates.


Financial Condition


Liquidity and Capital Resources

The Company's cash flows from operating activities provided cash of $77,302,000; $29,196,000; and $39,040,000, in 1999, 1998, and 1997, respectively. Cash flows from operating activities for 1999 of $77,302,000 were primarily used to fund acquisitions of $23,756,000 in property, plant and equipment and repayments of $55,058,000 of long-term debt. The increase in cash flows from operating activities during 1999 is due to improved profitability and more effective working capital management.

        The Company's cash flows used in investing activities totaled $22,227,000; $34,845,000; and $39,378,000 in 1999, 1998 and 1997, respectively.
The decline in capital expenditure from 1998 to 1999 reflects the completion of a phase of capital investment required to support geographical expansion. The 1998 and 1997 capital expenditure reflects the Company's expansion of its manufacturing capacity and direct-store-delivery distribution system. The Company plans to invest approximately $24,000,000 during 2000 on capital expenditures. It is anticipated that these additions will be largely financed through internally-generated funds and borrowings.

        The Company's cash flows from financing activities provided cash of $3,194,000 during 1998 compared with cash used of $53,088,000 and $170,000 during 1999 and 1997, respectively. Cash used in financing activities during 1999 primarily reflected repayments of long-term debt. During 1998, borrowings of $12,400,000 on the Company's line of credit and cash flows from operations were used to make $8,641,000 of payments on the Company's other debt and to pay $3,950,000 in cash dividends to common and preferred stockholders. During 1997, borrowings of $11,700,000 on the Company's line of credit and cash flows from operations were used to make $9,070,000 of payments on the Company's other debt and $7,833,000 in cash dividends to common and preferred stockholders.

        Working capital decreased by $29,725,000 from 1998 to 1999 primarily due to a decrease in other accounts receivable and an increase in the current portion of long-term debt. The decrease in other accounts receivable is primarily attributable to collection of receivables related to the settlement of insurance claims for accidents that contaminated finished goods inventories in prior years.

        The Company reviewed its restructuring program and other actions with its various banks and private lenders, and secured any modifications to debt agreements required as a result of the restructuring. These modifications resulted in higher interest rates on certain debt securities during 1999, which were more than offset by lower average borrowings. The Company anticipates that the restructuring plan will continue to enhance its cash flow, both through short-term tax benefits, which will more than offset any pre-tax cash outflows, and through longer-term savings in its cost structure.

        At December 25, 1999, the Company had $3,158,000 in cash and cash equivalents, and an unused credit line of $121,500,000. The total available under the Company's revolving line of credit decreased from $175,000,000 to $149,286,000 on December 31, 1999. The Company presently anticipates that it will either refinance the line, which expires December 31, 2000, or negotiate to extend its maturity date.

        On February 9, 2000, the Company acquired the remaining 84 percent of the outstanding common stock of an independent distributor in Texas for $7,800,000.

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

        Pursuant to a 1994 equity transaction, an affiliate of Nestle USA, Inc. purchased 6,000,000 newly issued shares of common stock, and warrants to purchase 4,000,000 shares at an exercise price of $16.00 per share. Warrants for 2,000,000 shares expired unexercised on June 14, 1997. Warrants for the remaining 2,000,000 shares expired unexercised on June 14, 1999.

        The Company believes that its credit line, along with its liquid resources, internally-generated cash, and financing capacity, will be adequate to meet both short-term and long-term operating and capital requirements.


YEAR 2000 COMPLIANCE

The Company completed all upgrades, enhancements, testing and contingency planning for all critical centralized systems, desktop applications and embedded chip technology by the end of 1999. The Company also completed surveying key customers and suppliers to determine the risks associated with their Year 2000 compliance programs.

        The Company did not experience any significant issues related to Year 2000 compliance. No issues were reported from vendors, customers or other business partners. No contingency plans were invoked during the critical rollover period around January 1, 2000. At this point, no significant expenses have been incurred as a result of the Year 2000 issue.

        The total cost for the Company's Year 2000 initiatives was $5,500,000, of which $3,500,000 was incurred during 1998 and $2,000,000 was incurred during 1999. The majority of these costs relate to the accelerated replacement of capitalized hardware and software systems. Of the $5,500,000 spent, approximately $4,500,000 was capitalized and approximately $1,000,000 relating to the costs of modifying computer software for the Year 2000, was charged to expense.